Exhibit 99.2

IAMGOLD(R) CORPORATION MANAGEMENT INFORMATION CIRCULAR In connection with the Annual Meeting of Shareholders on May 3, 2022 April 6, 2022

2022 Management Proxy Circular

MANAGEMENT INFORMATION CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Circular. It does not contain all of the information that you should consider. Please read the entire Circular carefully before voting. Defined terms used in this summary have the meanings ascribed thereto in the Circular.

VOTING RECOMMENDATIONS

Proposal	Board Recommendation

Elect directors of the Corporation.	FOR

Re-appoint KPMG LLP as auditor of the Corporation and authorize the directors to fix their remuneration.	FOR

Approve, in a non-binding, advisory manner, the Corporation’s approach to compensation.	FOR

RECORD DATE

You are entitled to vote at the Meeting if you were a holder of the Corporation’s Common Shares at the close of business on March 29, 2022.

VOTE DEADLINE

To ensure that your vote is counted, please vote by 4:00 p.m. (EDT) on April 29, 2022.

SHAREHOLDER ENGAGEMENT

Open dialogue with Shareholders is a key priority for the Board and Shareholders are encouraged to provide feedback. To this end, the Board has adopted a formal Shareholder engagement policy which reinforces the commitment to regular and constructive communication and engagement with Shareholders and speaks to how this commitment is fulfilled and executive management and the Board may be contacted about perspectives or concerns. The policy is available at: www.iamgold.com/English/corporate/corporate-governance/default.aspx.

BOARD OF DIRECTORS

Shareholders can write to the independent Chair of the Board through the Corporate Secretary at: corporatesecretary@iamgold.com.

INVESTOR RELATIONS

The Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to Shareholders by email at: info@iamgold.com.

LIVE BROADCASTS

Quarterly earnings calls with analysts are broadcast live and are archived on the Investor Relations website at: www.iamgold.com/English/investors/ events/events-and-webcasts/ default.aspx.

MANAGEMENT

The President and Chief Financial Officer (“CFO”) and Interim Chief Executive Officer (“CEO”) and other members of the Corporation’s executive leadership team (the “ELT”) meet regularly with financial analysts and institutional investors.

EVENTS

The President and CFO and Interim CEO and other members of the ELT regularly attend and speak at industry events. A list of upcoming and past events can be found on the Corporation’s website at: www.iamgold.com/English/investors/events/events- and-webcasts/default.aspx.

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call Morrow Sodali at:

North American Toll-Free Number:

1.888.999.2785

Outside North America, Banks, Brokers and Collect Calls:

1.289.695.3075

Email:

assistance@morrowsodali.com

MEETING INFORMATION

Date: Tuesday, May 3, 2022

Time: 4:00 p.m. (EDT)

Place: The Corporation will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://meetnow.global/MUL56PJ

Accessing the Meeting: Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.

HOW YOU CAN VOTE

Your vote is important. To ensure that your Common Shares will be represented and voted at the Meeting, please submit your vote as soon as possible by one of the following methods:

Internet You will need to have your proxy form or Voting Instruction Form in hand. Go to the website listed on the form that you received and follow the instructions on the screen.

Telephone You will need to have your proxy form or Voting Instruction Form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail Complete your proxy form or Voting Instruction Form and return using the enclosed postage-paid envelope.

Virtual-Only Meeting

You must complete the steps described under the heading “General Proxy Information – Attending and Participating at the Meeting” to attend and vote at the Meeting, which will be conducted via live audio webcast at: https://meetnow.global/MUL56PJ

Accessing the Meeting: Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.

2022 Management Proxy Circular

INDEX

MESSAGE FROM THE CHAIR OF THE BOARD OF DIRECTORS	1

2022 Management Proxy Circular

2022 Management Proxy Circular

MESSAGE FROM THE CHAIR OF THE BOARD OF DIRECTORS

April 6, 2022

Dear Shareholders,

On behalf of the Board of Directors and management of IAMGOLD Corporation, I would like to invite you to attend the annual meeting of shareholders that will held on Tuesday, May 3, 2022, at 4:00 p.m. (EDT). The annual meeting will be held in virtual format, conducted via live audio webcast, as set out in further detail in the accompanying notice and management information circular.

The enclosed management information circular contains important information about the annual meeting and the business to be conducted, including voting, the individuals nominated to serve as directors, our corporate governance practices and how we compensate our executives and directors. It also describes the Board’s role and responsibilities.

IAMGOLD is at an exciting inflection point as the company transitions towards being a leading high-margin gold producer with the development of Côté Gold and optimization of its operations in West Africa and the Americas. This transformation extends to the leadership of the Corporation, starting at the Board level, which has seen significant renewal over the last 18 months. The reconstituted Board provides the experience, perspective, and strategic insights to fulfill its responsibilities to our shareholders, stakeholders, and management team to build value responsibly in the business.

Your participation in the affairs of the Corporation is important to us. We encourage you to exercise your vote, either online at the meeting, by completing and returning your proxy form by telephone or online in advance of the meeting.

We hope you can join us via the webcast on May 3, 2022.

Sincerely,

Maryse Bélanger

Chair of the Board

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2022 Management Proxy Circular

GLOSSARY

AFC means the Audit and Finance Committee of the Board.

AIF means the annual information form of the Corporation dated February 24, 2022.

AISC means all-in sustaining costs. AISC includes cost of sales (excluding depreciation), Corporate G&A, by-product credits, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. This is then divided by the Corporation’s attributable ounces of gold sold by mine sites in commercial production to arrive at the AISC per ounce sold. See Appendix “C” (Use of Non-GAAP Financial Measures) to this Circular for additional details.

Board means the Board of Directors of the Corporation.

CD&A means the Compensation Discussion and Analysis contained in this Circular.

CEO means the Chief Executive Officer of the Corporation.

CFO means the Chief Financial Officer of the Corporation.

Chair means the Chair of the Board.

CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.

CIP means the Cash Incentive Plan of the Corporation.

Circular means this management information circular.

Code means the Code of Business Conduct and Ethics of the Corporation.

Common Share means a common share in the capital of the Corporation.

Corporate G&A means corporate general and administration costs.

Corporation or IAMGOLD means IAMGOLD Corporation.

CPRC means the Côté Project Review Committee of the Board.

CSA means the Canadian Securities Administrators.

DEI means diversity, equity and inclusion.

Designated Groups means women, aboriginal peoples, persons with disabilities, and members of visible minorities all as defined under the Employment Equity Act (Canada).

EBIT means earnings before interest and taxes.

EBITDA means earnings before interest, taxes, depreciation and amortization.

EDGAR means the Electronic Data Gathering, Analysis and Retrieval System of the SEC.

EIP means the Equity Incentive Plan of the Corporation.

ELT means the executive leadership team of the Corporation, including the CEO, CFO, and other senior members of management of the Corporation.

Employment Agreements means the executive employment agreements entered into by the Corporation and each of the NEOs.

ESG means environmental, social and governance.

EVP means an Executive Vice President of the Corporation.

Executive means a member of the ELT.

FCF means free cash flow. FCF is the cash flow generated from Corporate G&A and financing costs. See Appendix “C” (Use of Non-GAAP Financial Measures) to this Circular for additional details.

GAAP means generally accepted accounting principles.

GL means Glass Lewis & Co.

HRCC means the Human Resources and Compensation Committee of the Board.

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2022 Management Proxy Circular

IFRS means International Financial Reporting Standards.

ISS means Institutional Shareholder Services Inc.

MAC means the Mining Association of Canada.

Meeting Materials means the Notice of Meeting, the Circular and the form of proxy or VIF.

Meeting means the annual meeting of Shareholders of the Corporation to be held on May 3, 2022 (including any adjournment or postponement thereof).

NCGC means the Nominating and Corporate Governance Committee of the Board.

NEO means a Named Executive Officer.

Non-Registered Shareholder means a Shareholder with Common Shares registered in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder.

Notice of Meeting means the notice of the Meeting.

NYSE means the New York Stock Exchange.

Peer Group means the group of companies that are similar in size, scope and complexity and are considered to be competitors for executive talent.

PSU means performance share unit.

Registered Shareholder means a Shareholder whose name appears on the register of shareholders of the Corporation.

ROIC means return on investment capital.

RRC means the Reserves and Resources Committee of the Board.

RSU means restricted share unit.

SC means the Sustainability Committee of the Board.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act (Ontario), as amended from time to time.

SEDAR means the System for Electronic Document Analysis and Retrieval of the CSA.

SEDI means the System for Electronic Disclosure by Insiders of the CSA.

Shareholder means a holder of one or more Common Shares.

SVP means a Senior Vice President of the Corporation.

TCFD means Taskforce on Climate-related Financial Disclosures.

TSM means the Towards Sustainable Mining framework of the MAC.

TSR means total shareholder return.

TSX means the Toronto Stock Exchange.

VIF or Voting Instruction Form means a voting instruction form.

VP means a Vice President of the Corporation.

WGC means the World Gold Council.

Willis means Willis Canada Inc.

WTW means Willis Towers Watson.

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2022 Management Proxy Circular

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders of common shares (each, a “Shareholder”) in the capital of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held virtually at https://meetnow.global/ MUL56PJ, subject to any adjournments or postponements thereof, for the following purposes:

•

to receive and consider the annual report of management to Shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2021 and the report of the auditor thereon;

•	to elect directors of the Corporation for the ensuing year;

•	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

•	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation; and

•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only Shareholders    of record as at the close of business on March 29, 2022 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

The Corporation has been carefully monitoring the ongoing COVID-19 pandemic and is proactively implementing measures to prioritize the health and well-being of its employees, customers, suppliers, partners, Shareholders, communities and other stakeholders. The Corporation is conscious of its responsibility to help slow the spread of the COVID-19 pandemic and reduce its impact on stakeholders and their health. The Corporation takes this responsibility seriously. This year, out of an abundance of caution, to proactively deal with the public health impact of the ongoing COVID-19 pandemic and to mitigate risks to the health and safety of stakeholders, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Inside the accompanying management information circular, you will find important and detailed instructions about how to participate at the Meeting.

Any Shareholder whose name appears on the register of shareholders of the Corporation (a “Registered Shareholder”) or duly appointed proxyholders of a Registered Shareholder will be able to attend, participate and vote at the virtual Meeting. Shareholders whose Common Shares are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder (each, a “Non-Registered Shareholder”) and who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Without an Invite Code, duly appointed proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IAMGOLD and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the duly appointed proxyholder with an Invite Code via email.

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2022 Management Proxy Circular

Registered Shareholders who are unable to be present at the virtual Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 4:00 p.m. (EDT) on April 29, 2022 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to Registered Shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for the deposit of proxies may be waived by the Chair, at her discretion, and without notice. Non-Registered Shareholders who wish to vote on any matter before the Meeting should contact the applicable intermediary in whose name their Common Shares are registered and carefully follow the instructions of such intermediary or its service company regarding how to vote, including when and where their voting instruction form or form of proxy is to be delivered.

DATED at Toronto, Ontario, this 6th day of April, 2022.

BY ORDER OF THE BOARD

Daniella Dimitrov

President and Chief Financial Officer

and Interim Chief Executive Officer

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2022 Management Proxy Circular

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Common Shares”) of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held in a virtual-only format, which will be conducted via live audio webcast online at https://meetnow.global/MUL56PJ, on Tuesday, May 3, 2022 at 4:00 p.m. (EDT), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

A summary of the information Shareholders will need to attend the Meeting online is provided below. A guide on to how to login to, and vote at, the Meeting was mailed to Registered Shareholders together with this Circular and can be found on the Corporation’s issuer profile on SEDAR at www.SEDAR.com and EDGAR at www.SEC.gov.

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, electronically or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. The Corporation has also retained Morrow Sodali (“Morrow”) as its strategic advisor and proxy solicitation agent to assist in the solicitation of proxies in connection with the Meeting. Morrow will receive a fee of approximately $75,000 for proxy solicitation and governance advisory services in addition to certain out-of-pocket expenses. The Corporation is not sending proxy-related materials directly to beneficial owners of Common Shares. The Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of Common Shares.

INFORMATION FOR REGISTERED SHAREHOLDERS

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. Shareholders may appoint a person (who need not be a Shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 4:00 p.m. (EDT) on April 29, 2022 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, Registered Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, Registered Shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that Shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting Common Shares electronically. If a Shareholder votes electronically, they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a Shareholder exactly as their name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If no date is indicated, the proxy will be deemed to be dated on the day on which it was mailed to Shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the Shareholder as indicated on the proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

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2022 Management Proxy Circular

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

•

in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

•	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, or The Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and a form of proxy (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

•

be given a voting instruction form (a “VIF”) which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the VIF by telephone, facsimile or over the internet is permitted); or

•

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by the proxy deadline.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or VIF wish to attend the Meeting virtually and vote (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non- Registered Shareholder should, in the case of a form of proxy, strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the proxy or VIF is to be delivered.

SPECIAL PROCEDURES FOR THE VIRTUAL-ONLY MEETING

Please read the below very carefully as it contains important information related to the Corporation’s virtual-only Meeting.

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2022 Management Proxy Circular

Registering a Proxyholder

Shareholders who wish to appoint a third-party proxyholder to virtually attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF, as applicable, appointing such third-party proxyholder AND registering the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a 4-character Invite Code to virtually attend, participate or vote at the Meeting.

•	Step 1: Submit your proxy or VIF

To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Trust Company of Canada with a duly completed form of proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

•	Step 2: Register your proxyholder

To register a proxyholder, Shareholders, MUST visit www.computershare.com/IAMGOLD by 4:00 p.m. (EDT) on April 29, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Trust Company of Canada with the required proxyholder contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a 4-character Invite Code via email. Without an Invite Code, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

•

If you are a Non-Registered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “Attending and Participating at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under the heading “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com, by 4:00 p.m. (EDT) on April 29, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

Attending and Participating at the Meeting

The Corporation is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), the procedures set out below must be followed.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/MUL56PJ. Such persons may then enter the Meeting by clicking “Shareholder” and entering a 15-digit Control Number before the start of the Meeting:

•

Registered Shareholders: The 15-digit Control Number located on the form of proxy is required for Registered Shareholders to access, participate and vote at the Meeting. If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

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2022 Management Proxy Circular

•

Duly appointed proxyholders: Computershare Trust Company of Canada will provide duly appointed proxyholders, including Non-Registered Shareholders that have appointed themselves as their proxyholder, with a 4-character Invite Code by e-mail after the proxy cut-off deadline has passed.

•

United States Beneficial Shareholders: To attend and vote at the Meeting, United States Beneficial Shareholders must first obtain a valid form of proxy from their broker, bank or other agent and then register in advance to attend the Meeting. Such Shareholders should follow the instructions provided by their broker or bank included with the valid form of proxy or contact such broker or bank to request a valid form of proxy. After obtaining a valid form of proxy from a broker, bank or other agent, United States Beneficial Shareholders must submit a copy of their valid form of Proxy to Computershare in order to register to attend the Meeting. Requests for registration should be sent:

By mail or email to: COMPUTERSHARE 100 UNIVERSITY AVENUE 8TH FLOOR TORONTO, ON M5J 2Y1	Email: USLegalProxy@computershare.com

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or VIF AND register the proxyholder.

If you attend the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

At the Meeting, questions and motions can be submitted by any Registered Shareholder or duly appointed proxyholder, including Non-Registered Shareholders that have appointed themselves as proxyholder, using the instant messaging service on the Meeting’s virtual interface. Guests cannot submit questions or make motions. Once received, the Chair, or another member of the management or Board present at the Meeting, will read your question or motion out loud to the Meeting.

If you have questions regarding your ability to participate at the Meeting or would like assistance in the event you encounter difficulties during the registration process or while accessing and attending the Meeting, please contact Computershare at 1-888-724-2416 (local) or (781) 575-2748 (International).

REVOCATION OF PROXIES

Registered Shareholders who revoke their proxy and do not replace it with another that is deposited with us before the proxy cut- off deadline, can still vote their Common Shares, but to do so they must attend the Meeting online. Information about attending the Meeting online is located under the heading “Special Procedures for the Virtual-only Meeting”.

A Registered Shareholder who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation, by a duly authorized officer or attorney, at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (a) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the Registered Shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or (c) any other manner permitted by law.

Registered Shareholders who use their control number to login to the Meeting and accept the terms and conditions thereof will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. Shareholders who have already voted by proxy and vote again during the online ballot during the Meeting will thereby revoke their previously submitted proxy. Shareholders who do not wish to revoke their previously submitted proxy should not vote again during the online ballot.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

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2022 Management Proxy Circular

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

DESCRIPTION OF SHARE CAPITAL AND QUORUM

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of Shareholders. As at the close of business on March 29, 2022, there were 478,882,984 Common Shares outstanding. The presence of two or more persons entitled to vote at the Meeting, either as Shareholders or proxy holders, and holding or representing not less than 10% of the issued and outstanding Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

RECORD DATE

The directors of the Corporation have fixed the close of business on March 29, 2022 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting and to vote at the Meeting including at all adjournments or postponements thereof.

OWNERSHIP OF SECURITIES OF THE CORPORATION

As of March 29, 2022, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, no person or company, beneficially owned, or exercised control or direction over, more than 10% of the votes attached to all of the Common Shares outstanding.

CURRENCY

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars. The average annual exchange rate for 2021 reported by the Bank of Canada of CAD$1.00 = US$0.7980 was used, unless otherwise noted.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Shareholders will be asked to elect eight (8) directors: (i) Ian Ashby; (ii) Maryse Bélanger; (iii) Ann Masse; (iv) Peter O’Hagan; (v) Kevin O’Kane; (vi) David Smith; (vii) Deborah Starkman; and (viii) Anne Marie Toutant. Each director elected will hold office until the close of the next annual meeting of the Shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected. See “Board of Directors”.

The board of directors of the Corporation (the “Board”) recommends that Shareholders vote FOR the election of each of the nominees set out in this Circular. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any persons in place of any nominees unable to serve. In the absence of any instruction to withhold a vote in respect of a nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in this Circular.

With respect to the election of directors, in non-contested elections, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices set out in this Circular. Under the terms of the majority voting policy, subject to the specific provisions thereof, a nominee must receive more votes for his or her election than are withheld in order to be elected as a director of the Corporation. Any nominee receiving fewer votes for his or her election than are withheld will be expected to tender their resignation as a director.

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2022 Management Proxy Circular

Further information about certain of the nominees for election as directors of the Corporation may be found in the annual information form (“AIF”) of the Corporation dated February 24, 2022, under the heading “Item VII – Directors and Officers” which has been filed on the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the Corporation’s issuer profile on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov. A copy of the AIF is available, free of charge, to any Shareholder upon request to the Secretary of the Corporation at: corporatesecretary@iamgold.com.

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at March 29, 2022.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the election of all of the management nominees. The elected directors will hold office until the close of the next annual meeting of Shareholders, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

SUMMARY OF BOARD COMPOSITION

The Board, collectively, possesses skills and experience in the following areas, the majority having significant mining experience. The Board will be comprised of 50% female directors and 100% of the Board is comprised of independent directors. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the time since December 2020.

Mine Operations/Mine Engineering/Mineral ExplorationExecutive Leadership/Strategic PlanningCorporate Finance/Accounting & Audit/Risk OversightMergers & AcquisitionMarketing/Communications/Investor RelationsInformation TechnologyCyber SecurityCorporate GovernanceLegal/Compliance/RegulatoryHuman Resources Management/CompensationProject DevelopmentEnvironment/Health/Safety/Corporate Social ResponsibilityGovernment/International Relations

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation’s auditor. The Board recommends that Shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

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2022 Management Proxy Circular

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amount in USD	2021	2020

Audit Fees(1)	2,012,000	1,808,000

Audit-Related Fees(2)	13,000	120,000

Tax Fees(3)	50,000	12,000

Other Fees(4)	78,000	83,000

Total - USD	2,153,000	2,023,000

(1)  2021 Audit Fees include the statutory audits, as well as out of pocket costs such as reimbursement costs, technology and support charges or administrative charges incurred in connection with providing the professional services.

(2)  2021 audit-related fees related to the audit of the Québec Pension Plan.

(3)  2021 professional tax services related to tax compliance tax services.

(4)  During 2021, the other fees represent the Conflict Fee Gold Assurance report and the audit report submitted to Natural Resources Canada pursuant to the requirements of the Extractive Sector Transparency Measures Act (ESTMA).

ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation”. As a formal opportunity to provide their views on the disclosed objectives and structure of the Corporation’s pay-for-performance compensation model, Shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated April 6, 2022.

The Human Resources and Compensation Committee (the “HRCC”) and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay-for-performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained). The pay-for-performance compensation model is designed    to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that Shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

See Appendix “B” to this Circular for the voting results at the annual meeting of Shareholders held on May 4, 2021 on the matters comprising the business of the Meeting, as applicable. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

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2022 Management Proxy Circular

BOARD OF DIRECTORS

IAN ASHBY

Ian Ashby was appointed as a director of IAMGOLD in February 2022. Mr. Ashby served as President of Iron Ore for BHP Billiton between 2006 and 2012, when    he retired from the company. During his 25-year tenure with BHP Billiton, Ian held numerous roles in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as projects roles in the corporate office.

Mr. Ashby began his career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia. He has served as a non-executive director of New World Resources PLC and Genco Shipping & Trading, and has served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a Bachelor of Engineering (Mining) degree from the University of Melbourne in Australia. Mr. Ashby is also a director of Anglo American plc and previously served as chairman of Petropavlovsk plc, and a non-executive director of Alderon Iron Ore Corp., Nevsun Resources Ltd., New World Resources PLC and Genco Shipping & Trading, and in an advisory capacity with Apollo Global Management and Temasek.

2021 Board and committee membership(1)		Attendance

Board of Directors		N/A

Public board membership		Board committee membership

Anglo American plc (LSE, JSE)		Sustainability Committee (Chair) Nomination Committee Remuneration Committee

Securities held

	As of March 29, 2022	Value ($)

Common Shares	0	0

Vested DSUs	3,840	$16,550

Share ownership requirements

Share Ownership Guidelines(2)	Owned versus Guidelines	Owned versus 2021 Retainer

$300,000	0.1x	N/A

(1)  Mr. Ashby joined the Board on February 13, 2022. Mr. Ashby is a member of the Reserves and Resources Committee, Sustainability Committee, Côté Project Review Committee and Ad Hoc Nominating Committee. See “Collaboration Agreement” below for additional details.

(2)  Mr. Ashby has five years after his appointment as a director on February 13, 2022 to meet the Corporation’s share ownership guidelines.

   San Jose, California, USA

   Corporate Director

   Age: 65

   Status: Independent

   Joined Board: February 2022

   2021 Votes in favour: N/A

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Corporate Governance
•	Environment, Health, Safety, Corporate Social Responsibility
•	Mine Engineering
•	Mine Operations
•	Project Development

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2022 Management Proxy Circular

MARYSE BÉLANGER

Maryse Bélanger became the Chair of the Board of IAMGOLD in February 2022. Ms. Bélanger brings over 35 years of experience with gold companies globally with proven strengths in operational excellence and efficiency, technical studies, and services. She has provided oversight and project management support through some of the mining industry’s key strategic acquisitions. From July 2016 to July 2019, Ms. Bélanger was President, COO and Director of Atlantic Gold Corporation, where she successfully guided the company in taking its Touquoy Mine in Nova Scotia from construction to commissioning, ramp up and full production, through its eventual acquisition by St. Barbara for $722 million.

Ms. Bélanger is currently a director of Pure Gold Inc., Equinox Gold and Sherritt International. She was recognized twice by the Women in Mining UK “WIM (UK)” 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics, ICD.D designation and she is fluent in English, French, Spanish and Portuguese.

2021 Board and committee membership(1)		Attendance

Board of Directors		N/A

Public board membership		Board committee membership

Equinox Gold Corp. (TSX, NYSE)		Environment, Social and Governance Committee (Chair) Compensation and Nomination Committee

Sherritt International Corporation (TSX)		Deputy Chair

Pure Gold Mining Inc. (LSE, TSX-V)		N/A

Securities held

	As of March 29, 2022	Value ($)

Common Shares	25,000	$107,750

Vested DSUs	5,541	$23,882

Share ownership requirements

Share Ownership Guidelines(2)	Owned versus Guidelines	Owned versus 2021 Retainer

$300,000	0.4x	N/A

(1)  Ms. Bélanger joined the Board and became the Chair on February 13, 2022. Ms. Bélanger is a member of the Nominating and Corporate Governance Committee, Ad Hoc Nominating Committee, and CEO Search Committee. See “Collaboration Agreement” below for additional details.

(2)  Ms. Bélanger has five years after her appointment as a director on February 13, 2022 to meet the Corporation’s share ownership guidelines.

   Vancouver, British Columbia,

   Canada

   Corporate Director

   Age: 60

   Status: Independent

   Joined Board: February 2022

   2021 Votes in favour: N/A

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Communications and Investor Relations
•	Environment, Health, Safety, Corporate Social Responsibility
•	Mine Engineering
•	Mine Operations
•	Project Development

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2022 Management Proxy Circular

ANN K. MASSE

Dr. Ann K. Masse was appointed as a director of IAMGOLD in October 2021. Dr. Masse currently is Global Head, Health, Safety, Environment and Security with Rio Tinto with responsibility for over 140 professionals globally. Under her leadership, the global Rio Tinto organization experienced zero fatalities in the last three years, successfully managed operations over the course of the COVID-19 pandemic and was one of the first companies to introduce testing and vaccinations clinics. Previous roles held by Dr. Masse include Vice President, Safety, Health and Environment with Barrick Gold Corporation and Vice President, Safety and Health with Goldcorp Inc. Dr. Masse spent 23 years at DuPont de Nemours, Inc. where she held various leadership positions culminating in Global Safety, Health and Environment Leader—Strategy. DuPont is recognized as a world leader in safety and health practices and performance. Dr. Masse holds a Ph.D. in Physical Oceanography from the University of Delaware and completed her post-doctoral appointment with the Canada Centre for Inland Waters in Burlington, Ontario. Dr. Masse also holds a Bachelor of Arts degree in Environmental Studies from St. Michael’s College (Vermont).

2021 Board and committee membership(1)		Attendance

Board of Directors		2 of 2

Sustainability Committee (Chair)		1 of 1

Public board membership		Board committee membership

None		N/A

Securities held

	As of March 29, 2022	Value ($)

Common Shares	0	0

Vested DSUs	12,047	$51,923

Share ownership requirements

Share Ownership Guidelines(2)	Owned versus Guidelines	Owned versus 2021 Retainer

$300,000	0.2x	1.8x

(1)  In 2022, Dr. Masse also joined the Nominating and Corporate Governance Committee and Ad Hoc Nominating Committee. See “Collaboration Agreement” below for additional details.

(2)  Dr. Masse has five years after her appointment as a director on October 4, 2021 to meet the Corporation’s share ownership guidelines.

   Wilmington, Delaware, USA

   Global Head, Health, Safety,

   Environment and Security at Rio

   Tinto and Corporate Director

   Age: 62

   Status: Independent

   Joined Board: October 2021

   2021 Votes in favour: N/A

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Corporate Governance
•	Environment, Health, Safety, Corporate Social Responsibility
•	Legal, Compliance and Regulatory
•	Mergers and Acquisitions
•	Risk Oversight

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2022 Management Proxy Circular

PETER O’HAGAN

Peter O’Hagan was appointed as a director of IAMGOLD in March 2022. Mr. O’Hagan brings 35 years of experience in commodities, natural resource investing, capital markets and structured finance. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002 to 2013 and was most recently Co-Head of Global Commodities. From 2016 to 2019, O’Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and natural resource investments within the $4 billion Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group.

Mr. O’Hagan is currently a director of Triple Flag Precious Metals and Rigel Resource Acquisition Corp. He was a board member and Chair of the Compensation Committee of Stillwater Mining from 2015 to 2017 until its sale to Sibanye Gold. He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS). He serves on the advisory board of Johns Hopkins SAIS and is a board member of World Bicycle Relief, a social enterprise operating in sub-Saharan Africa.

2021 Board and committee membership(1)		Attendance

Board of Directors		N/A

Public board membership		Board committee membership

Triple Flag Precious Metals		Audit Committee Compensation & ESG Committee

Rigel Resource Acquisition Corp.		Audit Committee (Chair) Compensation Committee Nominating and Corporate Governance Committee

Securities held

	As of March 29, 2022	Value ($)

Common Shares	0	0

Vested RSUs	2,543	$10,960

Share ownership requirements

Share Ownership Guidelines(2)	Owned versus Guidelines	Owned versus 2021 Retainer

$300,000	0.04x	N/A

(1)  Mr. O’Hagan joined the Board on March 14, 2022. Mr. O’Hagan is a member of the Audit and Finance Committee and the Nominating and Corporate Governance Committee. See “Collaboration Agreement” below for additional details.

(2)  Mr. O’Hagan has five years after his appointment as a director on March 14, 2022 to meet the Corporation’s share ownership guidelines.

   New York City, New York, USA

   Corporate Director

   Age: 59

   Status: Independent

   Joined Board: March 2022

   2021 Votes in favour: N/A

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Accounting and Audit
•	Corporate Finance
•	Corporate Governance
•	Human Resources Management and Compensation
•	Risk Oversight

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2022 Management Proxy Circular

KEVIN O’KANE

Mr. O’Kane was appointed as a director of IAMGOLD in September 2021. Mr. O’Kane served as the interim Chair of the Board between January 29, 2022 and February 13, 2022. Mr. O’Kane is a mining engineer with almost 40 years’ experience in the global mining industry. Mr. O’Kane spent over 35 years with BHP in various roles including leading multibillion-dollar projects from conception, through permitting and into execution and operations, President of Pampa Norte copper operations in Chile, in various major project development, technical and operating roles at La Escondida copper mine in Chile and in various health, safety, environment and community leadership roles including as Vice President Health, Safety, Environment & Community for BHP’s copper business. Most recently, Mr. O’Kane served as the Executive Vice President and Chief Operating Officer of SSR Mining Inc.

2021 Board and committee membership(1)		Attendance

Board of Directors		2 of 2

Côté Project Review Committee		1 of 1

Sustainability Committee		1 of 1

Public board membership		Board committee membership

Almaden Minerals Ltd. (TSX, NYSE)		Audit Committee Compensation Committee

NorthIsle Copper and Gold Inc. (TSX-V)		Compensation Committee Technical & Sustainability Committee

SolGold plc (TSX, LSE)		Health, Safety, Environment and Community Committee Nominations Committee (Chair) Remuneration Committee (Chair)

Securities held

	As of March 29, 2022	Value ($)

Common Shares	0	0

Vested DSUs	12,615	$54,371

Share ownership requirements

Share Ownership Guidelines(2)	Owned versus Guidelines	Owned versus 2021 Retainer

$300,000	0.2x	1.7x

(1)  In 2022, Mr. O’Kane also joined the Nominating and Corporate Governance Committee, Reserves and Resources Committee, Ad Hoc Nominating Committee, and CEO Search Committee. See “Collaboration Agreement” below for additional details.

(2)  Mr. O’Kane has five years after his appointment as a director on September 21, 2021 to meet the Corporation’s share ownership guidelines.

   Vancouver, British Columbia, Canada

   Corporate Director

   Age: 62

   Status: Independent

   Joined Board: September 2021

   2021 Votes in favour: N/A

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Environment, Health, Safety, Corporate Social Responsibility
•	Mine Engineering
•	Mine Operations
•	Mineral Exploration
•	Project Development
•	Risk Oversight

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2022 Management Proxy Circular

DAVID SMITH

David Smith was appointed as a director of IAMGOLD in February 2022. Mr. Smith has over 35 years of financial and executive leadership experience, including preparing, auditing, analyzing, evaluating, reviewing, approving and certifying financial statements, and leading large international financial teams in doing so. Mr. Smith spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and four years with PricewaterhouseCoopers before joining Ballard Power Systems Inc. in 2002. Mr. Smith was the CFO and a Vice President at Ballard Power Systems until 2009. In 2009, Mr. Smith joined Finning International Inc. and was their Executive Vice President and CFO until 2014. In addition, Mr. Smith currently serves as a director of Hudbay Minerals Inc., and a director of NorthWest Copper Corp. Mr. Smith has previously served on other public mining company boards of directors, specifically Pretium Resources Inc. (“Pretium”; acquired by Newcrest Mining), Nevsun Resources Ltd. (“Nevsun”; acquired by Zijin Mining Group Company Limited) and Dominion Diamond Corporation (“DDC”; acquired by The Washington Companies) and Paramount Gold Nevada. Mr. Smith has experience chairing Audit Committees of Pretium, Nevsun and DDC. Mr. Smith holds a Bachelor’s degree in Business Administration, Accounting, from California State University, Sacramento, was a Certified Public Accountant (California) (1984 to 2006) and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

2021 Board and committee membership(1)		Attendance

Board of Directors		N/A

Public board membership		Board committee membership

Hudbay Minerals Inc. (TSX)		Corporate Governance and Nominating Committee Compensation and Human Resources Committee

NorthWest Copper Corp. (TSX-V)		–

Securities held

	As of March 29, 2022	Value ($)

Common Shares	0	0

Vested DSUs	3,840	$16,550

Share ownership requirements

Share Ownership Guidelines(2)	Owned versus Guidelines	Owned versus 2021 Retainer

$300,000	0.1x	N/A

(1)  Mr. Smith joined the Board in 2022. Mr. Smith is a member of the Audit and Finance Committee, Human Resources and Compensation Committee, Ad Hoc Nominating and Corporate Governance Committee, and CEO Search Committee. See “Collaboration Agreement” below for additional details.

(2)  Mr. Smith has five years after his appointment as a director on February 13, 2022 to meet the Corporation’s share ownership guidelines.

   Vancouver, British Columbia, Canada

   Corporate director

   Age: 63

   Status: Independent

   Joined Board: February 2022

   2021 Votes in favour: N/A

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Accounting and Audit
•	Corporate Finance
•	Corporate Governance
•	Mergers and Acquisitions
•	Risk Oversight

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2022 Management Proxy Circular

DEBORAH J. STARKMAN

Deborah Starkman was appointed as a director of IAMGOLD in December 2020. Ms. Starkman currently serves as the Chief Financial Officer of Dream Unlimited Corp. Ms. Starkman was previously the Chief Financial Officer and Corporate Secretary of GMP Capital Inc., a Canadian independent financial services firm where she oversaw finance, operations, investor relations, human resources and IT functions at the firm, including all aspects of regulatory and external financial reporting, performance measurement, risk management, liquidity and capital management and tax reporting. Prior to her appointment in 2012 as CFO, Ms. Starkman was Managing Director, Finance, Head of Regulatory Reporting and Risk Management at GMP. Prior to joining GMP, she was Managing Director, Product Finance at the brokerage arm of a major Canadian bank. Over the course of her career Ms. Starkman has served on several charitable as well as industry related boards and committees including the Centennial Infant and Child Care Centre, the Investment Industry Association of Canada, Toronto Financial International and the Financial and Operational Executive Committee of the Investment Industry Regulatory Organization of Canada. Ms. Starkman has a BA in Political Science from the University of Western Ontario, and a BComm. from the University of Windsor. Ms. Starkman is a Chartered Professional Accountant, holds a Chartered Financial Analyst designation and has received the ICD.D certification from the Institute of Corporate Directors.

2021 Board and committee membership(1)		Attendance

Board of Directors		10 of 10

Audit and Finance Committee		5 of 5

Human Resources and Compensation Committee		6 of 6

Nominating and Corporate Governance Committee (Chair (November-December))		1 of 1

Public board membership		Board committee membership

None		N/A

Securities held

	As of March 29, 2022	Value ($)

Common Shares	0	0

Vested DSUs	21,437	$92,393

Share ownership requirements

Share Ownership Guidelines(2)	Owned versus Guidelines	Owned versus 2021 Retainer

$300,000	0.3x	0.8x

(1)  In 2022, Ms. Starkman also joined the Ad Hoc Nominating Committee. See “Collaboration Agreement” below for additional details.

(2)  Ms. Starkman has five years after her appointment as a director on December 14, 2020 to meet the Corporation’s share ownership guidelines.

   Toronto, Ontario, Canada

   CFO of Dream Unlimited Corp.

   Age: 51

   Status: Independent

   Joined Board: December 2020

   2021 Votes in favour: 98.45%

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Accounting and Audit
•	Corporate Finance
•	Corporate Governance
•	Human Resources Management and Compensation
•	Mergers and Acquisitions

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2022 Management Proxy Circular

ANNE MARIE TOUTANT

Anne Marie Toutant was appointed as a director of IAMGOLD in December 2020. Ms. Toutant brings over 35 years of experience in the mining industry with extensive operations and technical expertise. She has served on several charitable and industry related boards over the years including the Suncor Energy Foundation (Director 2012- 2019) and the Mining Association of Canada (“MAC”) (Director 2005-2019 and Chair 2017-2019). She has been serving on the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council since 2020 and will become President of CIM in May 2022.

At Suncor Energy Inc. between 2004 and 2020 when she retired, Ms. Toutant’s executive accountabilities included: the operational readiness, commissioning, start-up and initial operations of the $17 billion Fort Hills project; development of the mining digital transformation strategy and initial deployment of the autonomous haulage fleet; optimization of operations support services for the Fort McMurray plant site (including management of ~$3 billion per annum sustaining capital portfolio, product planning and logistics, learning and capability development programs and delivery, continuous improvement programs); and leading operations of one of the world’s largest open pits mining 440 million tonnes of material per annum with a workforce of up to 3,500 personnel. Prior to Suncor, Ms. Toutant held operations and engineering roles of increasing responsibility in small metallurgical and thermal coal mines in western Canada for Luscar Ltd (Boundary and Bienfait Mines in SK; Gregg River Mine in AB) and Cardinal River Coals Ltd. becoming one of Canada’s early female mine managers in 1998. Ms. Toutant holds a Bachelor of Science degree in Mining Engineering from the University of Alberta and is registered as a Professional Engineer in the province of Alberta.

2021 Board and committee membership(1)		Attendance

Board of Directors		10 of 10

Côté Project Review Committee		13 of 13

Human Resources and Compensation Committee		6 of 6

Sustainability Committee		1 of 1

Public board membership		Board committee membership

None		N/A

Securities held

	As of March 29, 2022	Value ($)

Common Shares	15,000	$64,650

Vested DSUs	21,437	$92,393

Share ownership requirements

Share Ownership Guidelines(1)	Owned versus Guidelines	Owned versus 2021 Retainer

$300,000	0.5x	1.1x

(1)  In 2022, Ms. Toutant also joined the Reserves and Resources Committee.

(2)  Ms. Toutant has five years after her appointment as a director on December 14, 2020 to meet the Corporation’s share ownership guidelines.

   Calgary, Alberta, Canada

   Corporate Director

   Age: 57

   Status: Independent

   Joined Board: December 2020

   2021 Votes in favour: 98.50%

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Environment, Health, Safety, Corporate Social Responsibility
•	Human Resources Management and Compensation
•	Mine Engineering
•	Mine Operations
•	Project Development

IAMGOLD  |  20

2022 Management Proxy Circular

COLLABORATION AGREEMENT

On February 13, 2022, the Corporation entered into a collaboration agreement (the “Collaboration Agreement”) with RCF Management L.L.C. and Resource Capital Fund VII L.P. (collectively, “RCF”), pursuant to which the Corporation and RCF agreed to certain matters regarding the governance processes and constitution of the Board.

Pursuant to the Collaboration Agreement, the Corporation agreed to (i) immediately appoint Ms. Bélanger, Mr. Smith and Mr. Ashby (the “Investor Nominees”) to the Board and (ii) to appoint Ms. Bélanger as the Chair of the Board concurrently with the execution of the Collaboration Agreement. Richard Hall stepped down from the Board, effective upon execution of the Collaboration Agreement, and Ronald Gagel resigned from the Board following the announcement of the Corporation’s 2021 year-end results. In addition, the Collaboration Agreement provided that Timothy Snider would not stand for re-election at the Meeting.

Pursuant to the Collaboration Agreement, the Corporation agreed to form a CEO Search Committee composed of Mr. Smith, Ms. Bélanger and Mr. O’Kane. Additionally, pursuant to the Collaboration Agreement, the Corporation agreed to form an Ad Hoc Nominating Committee composed of Dr. Masse, Ms. Starkman, Mr. O’Kane, Ms. Bélanger, Mr. Smith and Mr. Ashby. The Ad Hoc Nominating Committee had the mandate to conduct a search for one additional independent nominee to be appointed to the Board no later than March 14, 2022 (the “Independent Nominee”). This search resulted in the appointment of Peter O’Hagan.

Prior to the expiration of the Standstill Period (as defined below), the Corporation agreed that the Board will consist of no more than nine (9) directors, with one of the directors to be the CEO following the appointment of the new CEO at the conclusion of the CEO search process, and the Corporation shall not decrease the size of the Board if such decrease would require the resignation of any of the Investor Nominees or the Independent Nominee.

Additionally, at (A) each of the Meeting and the Corporation’s 2023 annual meeting of Shareholders (the “2023 Annual Meeting”) and (B) any special meeting of Shareholders held prior to the expiration of the Standstill Period at which the election of directors is considered, the Corporation agreed to (1) include the Investor Nominees and the Independent Nominee on the Corporation’s slate of director candidates, (2) nominate and reflect in the management information circular and form of proxy for each such meeting the nomination of the Investor Nominees and the Independent Nominee for election as directors of the Corporation at each such meeting, (3) cause all valid proxies received by the Corporation to be voted in the manner specified by such proxies and, to the extent permitted under applicable law and stock exchange rules, cause all such proxies for which a vote is not specified in respect of the election of directors to be voted for the Investor Nominees and the Independent Nominee and (4) solicit proxies in favor of and otherwise support the election of the Investor Nominees and the Independent Nominee no less than the manner in which the Corporation supports its other nominees for election at any such meeting.

The Collaboration Agreement also provides that if an Investor Nominee ceases to be a director for any reason prior to the end of the Standstill Period, and so long as RCF has not ceased to beneficially own in the aggregate at least 2.5% of the Corporation’s then outstanding Common Shares, then RCF has the ability to recommend a substitute person to serve on the Board who meets certain independence requirements, in accordance with the terms of the Collaboration Agreement.

Pursuant to the Collaboration Agreement, RCF is subject to certain customary standstill restrictions and voting commitments from the date of the Collaboration Agreement until the earlier of (i) the day following the completion of all business to be conducted at the 2023 Annual Meeting and the termination of the 2023 Annual Meeting and (ii) December 31, 2023 (the “Standstill Period”).

CEASE TRADE ORDERS AND BANKRUPTCIES

To the Corporation’s knowledge, as at the date of the Circular, or within the last ten years, no proposed director of the Corporation is or has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation):

(i)

subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(ii)

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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STATEMENT OF EXECUTIVE COMPENSATION

The Corporation’s aim is to share information with its shareholders that is clear and relevant to help communicate executive compensation programs, policies and objectives. Included in the following “Compensation Discussion and Analysis” section is the process followed when making compensation decisions, which are tied directly to business performance and the Corporation’s risk appetite while, at the same time, provide mandated disclosure of compensation in the format required by the applicable regulatory rules and regulations.

The Statement of Executive Compensation also outlines fiscal 2021 performance of the Corporation for determining short-term incentive plan awards and the overall and relative performance of the Corporation used to determine long term incentive plan awards and how these incentive plans leverage “at risk” compensation for the named executive officers.

2021 NAMED EXECUTIVE OFFICERS

P. Gordon Stothart

President and Chief Executive Officer

Daniella Dimitrov

Executive Vice President, Strategy and Corporate Development and Chief Financial Officer (Appointed effective March 29, 2021)

Craig MacDougall

Executive Vice President, Growth

Oumar Toguyeni

Senior Vice President, International Affairs and Sustainability

Bruno Lemelin

Senior Vice President, Operations and Projects

Carol Banducci

Former Executive Vice President and Chief Financial Officer (Retired effective March 31, 2021)

COMPENSATION DISCUSSION AND ANALYSIS

1. COMPENSATION GOVERNANCE

2. COMPENSATION PHILOSOPHY

3. COMPONENTS OF EXECUTIVE COMPENSATION

4. COMPENSATION DECISIONS RELATED TO 2021 PERFORMANCE

5. CEO’S COMPENSATION FOR 2021

6. SHARE PERFORMANCE GRAPHS

7. SUMMARY COMPENSATION TABLE

8. INCENTIVE PLAN AWARDS

9. PENSION PLAN BENEFITS

10. TERMINATION AND CHANGE OF CONTROL

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MESSAGE FROM THE HUMAN RESOURCES AND COMPENSATION

Dear Fellow Shareholders:

2021 was the year in which IAMGOLD began the transformation towards being a leading high-margin gold producer, by progressing the construction of Côté Gold, the Corporation’s new flagship gold mine in northern Ontario, while continuing with the commitment to strong environmental, social and governance practices. The HRCC worked diligently to ensure that executive compensation programs continued to be aligned to pay-for-performance practices, linked to the shareholder experience and provided a vehicle to reward and retain top talent, while motivating executives to execute on the Corporation’s transformation strategy to deliver long-term shareholder value. In 2021, the advisory shareholder vote on executive compensation received 95% approval from over 64% of the Corporation’s shareholders that voted at the annual meeting. Your support for the Corporation’s compensation programs is appreciated.

Strategic Transformation to Drive Value Creation

IAMGOLD made the decision in 2020 to transform itself into a higher margin producer, with a greater portion of its free cash flow ultimately being derived from Canada, by making the construction decision to build Côté Gold as part of a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. Côté Gold is a long-life (18 years), low-cost (average all-in-sustaining costs (“AISC”) of $802 per ounce life-of-mine), tier 1 asset that, over the first full five years of production, is expected to deliver an average of 316,600 ounces of gold to IAMGOLD annually. The Corporation has been preparing itself and its balance sheet for this transformation. Construction of Côté Gold started at the end of 2020 and the management team’s intent focus throughout 2021, 2022 and 2023 is the safe delivery of production from IAMGOLD’s new flagship mine in the second half of 2023. Accordingly, a portion of the targets of the Corporation’s executives’ compensation for 2021 were linked to Côté Gold and will continue to be linked in 2022 and 2023 to the progress and ultimate delivery of Côté Gold. The Corporation continues to be focused on an appropriate allocation of capital and resources between the Corporation’s existing mines and its Côté Gold project to generate the best return on invested capital (“ROIC”) while advancing Côté Gold to production.

The strategic transformation of the Corporation’s asset portfolio, currently in progress, is supported by the Board, which has been fully renewed from December 2020 and over the course of 2021 and 2022 with fresh perspectives and experiences. There have also been changes in leadership of the Corporation to meet the changing circumstances and position it for future success. Daniella Dimitrov joined as the new CFO in March 2021 following the retirement of the previous CFO. Gordon Stothart, former President and CEO, stepped down from his role in January 2022 and Ms. Dimitrov took on the Interim CEO role while a permanent CEO search is underway.

Challenging Performance Year While Progressing IAMGOLD’s Transformation

The Corporation’s short-term cash incentive (“CIP”) awards are based on a combination of corporate and individual performance. The corporate score is determined based on performance against a company scorecard established annually. The 2021 company scorecard included a range of performance categories, including operating performance (production and costs), performance against certain metrics related to Côté Gold and ESG metrics such as safety and sustainability. The score in the 2021 company scorecard of 50.8/100 reflects the fact that the Corporation did not achieve its production and costs targets and reported an increase in project costs at the Côté Gold project. In terms of the shareholder experience, over the course of 2021, the share price decreased by -16% compared to a decrease in the gold price of -4%, the GDX of -11% and the comparable peer average of -22%. There was little informed judgment exercised by the HRCC in respect of the results of the company scorecard.

2021 represented a year of challenges as the Company continued to work through the COVID-19 pandemic and its impact which was felt especially on the physical and psychological wellbeing of some of employees and contractors. Notwithstanding the continued challenges posed by the pandemic, safety performance was very strong in 2021. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.37 and the TRIFR (total recordable injuries frequency rate) was 0.76 for 2021, below the global annual targets of 0.51 and 0.85, respectively. Côté Gold surpassed over 3.4 million hours with no lost-time injuries in 2021.

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While most of the Corporation’s operations were able to mitigate the impacts of the pandemic, the Rosebel operation in Suriname experienced significant absenteeism with over 40% of the workforce having contracted COVID-19 since the start of the pandemic. At Côté Gold, strict monitoring and control protocols translated to very low COVID-19 rates at site; however, the pandemic has had direct impacts on construction activities and costs as a result of inflation in labour, commodities and freight costs and global supply chains challenges.

The ELT also navigated through other challenges including elevated security risks in Burkina Faso and continued safety challenges with pit intrusions by small scale miners in Suriname. In addition, following a seismic event that took place in late 2020, the Westwood underground mine was under care and maintenance for almost one-half of 2021 while undergoing continued technical reviews and rehabilitation.

Overall, the ELT demonstrated agility and ability to adapt and manage these challenges while implementing initiatives to optimize operations. The Corporation delivered 601,000 gold ounces in attributable production, near the top of the updated production guidance range of 565,000 to 605,000 ounces and updated operating cost guidance with all-in-sustaining costs of $1,426 per ounce, generated over $355 million in earnings before interest, taxes, depreciation and amortization and mine site free cash flow of $133.8 million. Essakane achieved record attributable gold production of 412,000 ounces. At December 31, 2021, Côté Gold was at 43.4% project completion. The Corporation also delivered an initial mineral resource estimate for the Gosselin deposit, located adjacent to Côté Gold, of 3.35 million indicated ounces and 1.71 million inferred ounces. IAMGOLD also launched the IAMALLIN operational improvement program focused on executing on opportunities to improve productivity in the areas of equipment maintenance, mill recoveries and inventory management. The program was initiated at Essakane in late 2021 and will be launched at Rosebel and Westwood in 2022.

The Corporation ended the year with total available liquidity of $1.1 billion, including $544.9 million in cash and cash equivalents and $500 million undrawn credit facility with a renewed gold-prepay transaction in the amount of $236 million that is being funded in 2022 to replace the gold prepay transaction completed in 2019.

The Corporation had strong ESG performance and met and/or exceeded its ESG company scorecard objectives as discussed below.

Pay-for-Performance at the Core of Executive Compensation Philosophy

Pay-for-performance is critical to align performance with the Corporation’s strategy and it is an important element in the attraction, retention and recognition of top talent. A robust philosophy of pay-for-performance is at the core of the approach to executive compensation to ensure there is a direct correlation to company performance while ensuring compensation is fair to all stakeholders. Central to the pay-for-performance philosophy is a set of guiding principles that are followed in designing an effective compensation construct and in the development and delivery of such programs (See below under the heading “Compensation Discussion and Analysis – Compensation Philosophy – Guiding Principles”).

In accordance with the pay-for-performance philosophy, the largest component of the executive compensation construct is “at risk” incentive awards that are linked directly to performance. As a percentage of total direct compensation, in 2021, target variable compensation for the former CEO was 75% and for the rest of the ELT was between 66% and 69%. Executive performance is measured against several key performance indicators that are expected to contribute to long- term value creation. “At risk” variable compensation is allocated under the CIP and equity incentive plan (“EIP”) and is 100% performance based, with no guaranteed awards. Performance is measured against pre-determined target objectives that are aligned with the then current strategy of the Corporation as well as management’s ability to react to unforeseen economic factors such as variable commodity prices, currency exchange rates and continuing in 2021, a global pandemic. At times, the Board applies informed judgment, where appropriate, to ensure fair and balanced outcomes to address external unexpected or unforeseen events and transactions. Each year, compensation plans are reviewed and adjusted to respond to the ever-changing business landscape and further strengthen the alignment between long-term sustainable performance and compensation.

The Share Incentive Plan connects the grant of EIP awards to longer-term performance. In respect of 2021, the EIP awards continued to be made in the form of a combination of (i) 50% in performance share units (“PSUs”) that vest after three years subject to performance and vesting conditions based on relative total shareholder return (“TSR”) and average ROIC performance over a three-year period; (ii) 25% in restricted share units (“RSUs”) that vest after three years; and (iii) 25% in share options that vest equally over five years commencing on the first anniversary of the grant date and are exercisable for seven years.

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This combination enhances the alignment of the EIP outcomes with the shareholder experience and the Corporation’s mid- to long-term performance and strategic goals.

To help mitigate the risk of short-term thinking and risk-taking behaviors, management is required to own equity under the Share Ownership Guidelines throughout their tenure (see below under the heading “Compensation Discussion and Analysis – Compensation Program Governance and Oversight – Executive Share Ownership”). To support this effort, PSUs are settled in Common Shares, not cash, at the end of the 36-month vesting period.

Commitment to People

Along with overseeing executive compensation, the HRCC has broad oversight responsibility for the objectives and performance evaluation of the executives, review of the Corporation’s retirement plan and approval of executive employment agreements. In addition, the HRCC reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, talent management practices and executive development programs. For further details of the HRCC’s mandate, see below under the heading “Compensation Discussion and Analysis – Compensation Program Governance and Oversight – Role of the HRCC”.

In 2021, Diversity, Equity and Inclusion (“DEI”) principles, targets and measurable objectives were defined globally. There was noted advancement as the Corporation conducted a full diagnostic of its current state; and, with strong leadership support, the Corporation established a formalized DEI structure with a designated function, including regular updates to the Board, set site-specific action plans that consider the local norms and customs, and an over-arching global goal of making inclusion a part of its culture. DEI-specific metrics are embedded within the enterprise-wide short-term incentive program as a performance driver for 2022, including the establishment of annual gender representation targets to achieve a minimum of 20% female representation by 2030. Success in 2021 was focused on building a strong foundation to further advance of IAMGOLD’s DEI journey.

In addition, employee wellness has been a focus during the COVID-19 pandemic. IAMGOLD enhanced its corporate wellness program by applying a holistic approach and expanding coverage offerings. The Corporation also doubled the coverage for mental health as part of its benefits enhancements and modernized coverage to be more inclusive. The Corporation further supported the mental health of employees by developing user-centric resources, providing mental health awareness and education opportunities and a new robust Employee and Family Assistance Program.

In Summary

The HRCC believes that the executive compensation construct employs a pay-for-performance approach, one that is aligned with the shareholders’ experience and supports the goal of rewarding executives for the long-term creation and preservation of value. IAMGOLD’s executive compensation program and practices are described in detail in the Compensation Discussion and Analysis that follows. The HRCC welcomes further dialogue with shareholders as the committee continues its efforts to structure compensation programs aligned with long-term shareholder value. Questions about the compensation program or compensation decisions made in 2021 can be directed to the Chair of the HRCC at IAMGOLD via phone at 416-360-4710 or by email to Chair_HRCC@iamgold.com.

Thank you for your continued support.

Anne Marie Toutant

Chair, Human Resources and Compensation Committee

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A SPOTLIGHT ON ENVIRONMENTAL, SOCIAL AND GOVERNANCE: LINKAGE TO COMPENSATION

IAMGOLD has focused on enhancing its ESG practices in recent years, which has resulted in strong performance and public recognition of its achievements. Rooted in IAMGOLD’S ESG practices, Zero Harm® is the commitment to continually strive to reach the highest standards in health and safety, minimize the Corporation’s environmental footprint, and work co-operatively with its host communities (See also “Statement of Corporate Governance – Environmental, Social and Corporate Governance”).

2021 Recognition Awards

AA Rating Top 15% MSCI Metals and Mining Index	44th Corporate Knights Canadian Corporate Citizens 7th within the Peer Group	Top 10 TSX Stocks Environmental Sustainability Only Non-energy Materials Company

TSM Environmental Excellence Award	4th Out of 45 Sector Peers V.E - an affiliate of Moody’s	3rd Consecutive Year on the Bloomberg Gender Equality Index

MSCI ESG RATINGS DEC 3 - 18 LA PAA K BEST 50 THE GLOBE AND MAIL AA Rating Top 15% MSCI Metals and Mining Index CORPORATE CITIZENS 44th Corporate Knights Canadian Corporate Citizens 7th within the Peer Group Top 10 TSX Stocks Environmental Sustainability Only Non-energy Materials Company Bloomberg VE RANKED 4 OUT OF 45 SECTOR PEERS The Mining Association of Canada ADVOCACY STEWARDSHIP COLLABORATION Gender Equality Index 2022 TSM Environmental Excellence Award 4th Out of 45 Sector Peers V.E - an affiliate of Moody's 3rd Consecutive Year on the Bloomberg Gender Equality Index

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ESG and the Link to Compensation

IAMGOLD’s commitment to Zero Harm® is the core of the Corporation’s brand, and health, safety, environment and community practices are the foundation upon which it operates. In 2021, the Corporation reinforced its commitment to ESG practices by introducing ESG metrics for the purposes of CIP awards. ESG metrics under the CIP, including safety and sustainability metrics, are weighted at 20% of the entire scorecard, with clearly established key performance indicators that drive appropriate behaviour.

New for 2022

The ESG metrics have been further enhanced on several fronts, including specific metrics for environmental and social objectives for implementation in 2022.

•

Specific environment objectives have been added to the 2022 incentive plan scorecard to move the Corporation towards achieving the goal of net negative emissions and net positive biodiversity by no later than 2050.

•	Safety metrics have been strengthened, with newly added leading indicators to place a greater focus on prevention.

•	To advance the Corporation’s DEI journey, specific company-wide and site-specific metrics have been included with a direct impact on compensation for executives and employees.

Environment

A high-level roadmap will be published in late 2022 together with the Corporation’s inaugural Taskforce on Climate-related Financial Disclosures (“TCFD”) report containing details of the Corporation’s progress. IAMGOLD is focused on reductions related to Scope 1 (direct emissions) and Scope 2 (indirect energy) greenhouse gas (“GHG”) emissions. Initial work will focus on defining specific options to address the Corporation’s largest sources of emissions: heavy and light vehicle fleets and power generation and supply. IAMGOLD’s commitments will be updated in 2025 to incorporate targets for Scope 3 (indirect-supply chain) emissions. IAMGOLD is committing to achieve net positive biodiversity, wherein the Corporation will commit to creating more habitats than it disturbs. IAMGOLD plans to achieve the global target through investments in nature- based solutions that further biodiversity objectives and act as carbon sinks. Investment opportunities will be pursued at the Corporation’s operating sites, as well as regionally and globally, to ensure the maximum possible benefit for every dollar invested. IAMGOLD’s Clean Energy Vehicle Program is also part of an ongoing commitment to fighting climate change and reducing the Corporation’s carbon footprint wherever possible. It is designed to help support the global transition to lower-carbon technology and promote environmentally friendly and sustainable actions by employees.

To focus progress on environmental concerns, the following metrics have been defined for 2022:

1.	Complete external verification of IAMGOLD emissions

2.	Publish initial TCFD report

3.	Publish a high-level roadmap on how IAMGOLD intends to achieve compliance with global targets (net negative emissions, net positive biodiversity)

4.	Conclude an initial investment in a nature-based solution that delivers positive biodiversity impact and carbon offsets

5.	Sustainability Performance Criteria with no serious environment or community incidents

6.	Achievement of Level A under the MAC Towards Sustainable Mining framework (“TSM”) Tailings Protocol and the TSM Water Stewardship Protocol by end of year.

The metrics are designed to align fundamental performance and systems-level enhancement (TSM protocol implementation) as core performance measures. These metrics are expected to evolve further in future years to increase the specificity of the Corporation’s targets for fundamental performance, systems implementation and broader reputational achievement.

Social

To support the communities in which IAMGOLD operates, the Corporation announced a partnership with Masai Ujiri’s Giants of Africa organization to encourage the development of leadership, life skills and female empowerment through the power of sport in IAMGOLD host communities of Burkina Faso, Mali and Senegal. The four-year commitment will include approximately $1 million funding to construct and rehabilitate basketball facilities in each country and support intensive in-country basketball camps. IAMGOLD has also invested $1.35 million to improve community access to quality medical care in Suriname and established the Rosebel Community Fund, with initial funding of $2.5 million to provide grants to local projects with positive economic and/or social impacts.

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In a public-private partnership with the Canadian government, One Drop Foundation, and Cowater on Triangle d’Eau project, phase 1 was completed, bringing potable water to 60,000 people near Essakane. The Corporation continues to advance discussions with potential donors on Phase 2 for the Triangle d’eau project which would benefit an additional 75,000 people. In Canada, the Corporation signed an Impact and Benefits Agreement with Mattagami First Nation and Flying Post First Nation in April 2020, and with the Métis Nation of Ontario in June 2021 with respect to the development and operation of the Côté Gold project.

DEI is an important topic for IAMGOLD, across all geographies, time zones, departments, workplaces and levels of the Corporation. Inclusion is the key to unlocking the potential of diversity. When people feel they belong to a workplace, there is higher employee engagement, which leads to innovative ideas and practices, enhanced creativity, supportive problem-solving and more insightful decision-making. To do this, IAMGOLD has created a DEI Steering Committee led by executive champions to provide strategic direction for this initiative and to help maintain focus and drive positive results for the Corporation while creating more opportunities.

By focusing on DEI, IAMGOLD challenges itself to foster a work environment that promotes, values and respects diversity and a place where employees feel empowered to bring their full, authentic selves to work. The leadership team commits to:

•	lead by example and understand and demonstrate the importance of equity for all employees;

•	act to effect positive change, acknowledging that progress in the mining sector has been slow; and,

•

unequivocally condemn inequity, discrimination and hatred in all their forms, respecting the right of all employees to fair treatment, equal opportunity and a working environment free from discrimination or harassment of any sort, as outlined in the Code of Business Conduct and Ethics.

2021 DEI Achievements

In 2021, IAMGOLD engaged an international consulting firm to conduct a full diagnostic of its current state, which included a first-ever DEI employee survey, employee focus groups, executive interviews, HR programs and policy review and analysis of human capital workflow. Information was collected from employees at all of the Corporation’s locations. Results of the diagnostic provided important benchmarks to help set goals for improvement and allow IAMGOLD to compare itself against other organizations, specifically those within the mining sector.

Progress in 2021 included several key actions to reinforce IAMGOLD’S commitment to DEI:

•	Establishment of a new DEI function to ensure continued advancement on the DEI journey with regular updates to the Board of Directors to continue focus and oversight of progress.

•

Developed key community partnerships to further drive DEI across the Corporation, including Canadian Centre for Diversity Inclusion, the International Women in Mining and the Mining Industry Human Resources Council.

•

Embedded DEI-specific metrics within the enterprise- wide short-term incentive program, as a performance driver for implementation in 2022, including a gender representation target of 20% female representation by 2030.

•

To facilitate more quantifiable objectives in the future, a review of the HR system was completed to capture data for analysis and input into key performance indicators to measure successes in future years.

•	Selected a partner for Leadership training on Conscious Inclusion and identification of an enterprise- wide Learning Management System to facilitate DEI training for employees.

•

Developed an internal website to raise awareness, educate, and celebrate diversity; and reviewed the lexicon used professionally and in support developed a writing guide as a resource for all employees to ensure appropriate and inclusive language, for implementation company-wide in 2022.

•	Modified the safety policy to include both physical and psychological safety and developed an awareness program to promote a safe and supportive environment for implementation in 2022.

For further information on IAMGOLD’s Board diversity, see under the heading “Statement of Corporate Governance Practices – Diversity, Inclusion and Tenure – Board of Directors”.

Governance

See “Statement of Corporate Governance Practices”.

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COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis (“CD&A”) describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its named executive officers who were, during or as at the end of the financial year: the CEO, Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or the “NEOs”) for 2021. The NEOs, their title and position held at December 31, 2021 were as follows:

•	P. Gordon Stothart, President and CEO;

•	Daniella Dimitrov, Executive Vice President, Strategy and Corporate Development and Chief Financial Officer;

•	Craig MacDougall, Executive Vice President, Growth;

•	Oumar Toguyeni, Senior Vice President, International Affairs and Sustainability;

•	Bruno Lemelin, Senior Vice President, Operations and Projects; and

•	Carol Banducci, former Executive Vice President and Chief Financial Officer (retired effective March 31, 2021).

COMPENSATION PROGRAM OVERSIGHT AND GOVERNANCE

IAMGOLD respects and adheres to good governance practices that strengthen risk mitigation by reinforcing the Corporation’s pay-for-performance philosophy. The Corporation’s executive compensation program is based on risk management and a strong culture of prudence when making compensation decisions. Some specific risk-mitigating and good governance design features of the 2021 executive compensation program include: an appropriate pay mix, share ownership rules and trading policies, pay-for-performance calibration and scenario testing, award payment caps, awards are based on performance and both pre-determined formulae and flexible informed judgment, clawback policy, absolute and relative metrics, and a robust compensation decision-making process.

Role of the HRCC

The Board has determined that the HRCC is to be comprised of at least three (3) directors, each of whom must be independent under applicable securities laws, policies and stock exchange rules. In addition, in keeping with governance best practices, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

As of the date of this Circular, the HRCC was composed of the following independent directors: Anne Marie Toutant (Chair), David Smith, and Deborah J. Starkman. Ms. Toutant assumed the role of chair of the HRCC following Mr. Gagel’s retirement from the Board on February 24, 2022. Collectively, the members of the HRCC have extensive experience in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and human resources/compensation committees of other public companies.

Ms. Toutant is a senior mining executive whose roles have included leading operations at one of the world’s largest open- pit mines and its workforce of up to 3,500 personnel, from which she has gained significant experience in human resources management and compensation decision-making. Mr. Smith is an experienced corporate director who serves on the compensation committee of the board of Hudbay, and previously served on the compensation committee of the board of Pretium, in addition to his previous role as CFO of Finning International Inc., where he was directly involved in establishing and monitoring performance metrics. Ms. Starkman is an experienced financial professional and CFO who has overseen human resources matters in her various positions.

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The Board is confident that the collective experience of the HRCC members ensures that the HRCC has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interest of the Corporation. The role of the HRCC is to assist the Board in approving and monitoring the Corporation’s practices in executive compensation, including the administration of the EIP.

HRCC Mandate – As part of its Board-approved mandate, each year the HRCC reviews the following:

CEO and Executive Compensation	Plan Administration	Oversight of Practices

•  Recommends to the Board for approval, the goals and objectives of the CEO and other Executives

•  Reviews the CEO’s responsibilities and from time to time recommends to the Board any changes

•  Leads the annual review and evaluation process of the performance of the CEO and other Executives and report results to the Board

•  Recommends to the Board for approval, the salary, and incentive awards for the CEO and other Executives, based on performance

•  Administers the Corporation’s Share Incentive Plan

•  Reviews the operation and administration of the Corporation’s retirement benefit plans

•  Reviews executive employment agreements to avoid any unwarranted, excessive payments, and, if appropriate, recommends any changes to the Board for approval

•  Reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, talent management practices and executive development programs

2021 Highlights – The HRCC met 9 times in 2021. In executing its mandate, the HRCC:

•  Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure relevancy and appropriateness;

•  Recommended to the Board for approval the executive compensation plan for 2021, based on 2021 approved budgets and the corporate strategy adopted by the Board;

•  Assessed the performance of Executives against their individual objectives and the executive compensation plan;

•  Recommended to the Board for approval the 2021 compensation payable, according to the executive compensation plan, the individual performance of the CEO and the CEO’s recommendation for the other Executives, taking into consideration proper pay-for-performance alignment of the compensation of the CEO and other Executives;

•  Verified Executives’ compliance with their minimum share ownership guidelines;

•  Verified the CEO’s compensation pay-for-performance alignment multiple times during the year;

•  Reviewed the succession plans for the CEO and other Executives and updated development plans;

•  Reviewed and confirmed the peer group of companies that are similar in size, scope and complexity and are considered to be competitors for executive talent (the “Peer Group”), in alignment with selection criteria;

•  Reviewed the potential for any material risks arising from the executive compensation plan; and

•  Engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters.

Succession Planning

During 2021, the CFO renewal process was completed following the announced retirement of the previous CFO effective March 31, 2021. Ms. Dimitrov joined the Corporation and was appointed as EVP and CFO, effective March 29, 2021, and assumed additional responsibility for strategy and corporate development in December 2021. Ms. Dimitrov brings a wealth of mining industry and financial and capital markets experience, from both the executive level and the board level.

Gordon Stothart, President and Chief Executive Officer, stepped down from his role of President and CEO and resigned from the Board effective January 11, 2022. Ms. Dimitrov was identified as being in a position to step into the role as Interim CEO effective immediately through a period of leadership transition. The Board engaged an executive search firm to immediately conduct a search for IAMGOLD’S next leader and in February 2022, the Corporation formed a CEO Search Committee which assumed the mandate to oversee the search process to identify qualified candidates to become the Corporation’s next CEO. See also “Board of Directors – Collaboration Agreement”.

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In 2021, the Corporation progressed the formalization of the planning, assessment and identification of successors in certain organizational functions of the Corporation. In addition to progressing this in 2022 with other functions, the Corporation plans to formalize its process for succession planning for its executive officers. The CEO has responsibility for overseeing the succession planning process for all executive roles below the CEO level with the plan to be delivered to the HRCC prior to year-end.

Shareholder Engagement

The Board and management are committed to engaging with Shareholders on matters that are of importance to them. Throughout the year, Shareholder outreach includes meetings with and presentations to existing and prospective Shareholders globally, along with bank and industry conference presentations, brokerage desk updates and retail Shareholder meetings.

Shareholders are also invited to have their say on the Corporation’s approach to executive compensation at each annual meeting through the say-on-pay vote. While this vote is advisory and non-binding, the results are considered in future compensation planning and design. IAMGOLD introduced its non-binding say-on-pay vote in 2010 and was pleased that the results of past votes have all been positive. Over the last three years, Shareholder votes cast in favour of the Corporation’s approach to executive compensation were 95.33%, 97.13% and 97.48% for compensation decisions in 2020, 2019 and 2018, respectively. See also “Business of the Meeting – Advisory Vote on the Corporation’s Approach to Executive Compensation”.

Governance and Compensation Risk Management

IAMGOLD’s compensation program and practices have been established to ensure strong alignment of pay with the long-term success of the organization. Near-term challenges and good governance practices are also considered. The executive compensation plan includes four components: (i) base salary; (ii) an annual CIP award settled in cash; (iii) an annual EIP grant settled in Common Shares at vesting; and (iv) benefits/perquisites. The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from the executive compensation plan and more specifically from:

•	Pay philosophy and practices;

•	Design of the program;

•	Performance measurement; and

•	Compensation governance.

IAMGOLD’s executive compensation governance practices are outlined in the table below. Each year, the practices are reviewed against changing regulations and emerging best practices to ensure continued alignment with Shareholder interests. The Board approves the committee charter annually.

IAMGOLD’s Governance Practices

✓ Compensation aligned with business strategy • Incentive compensation is tied directly to specific long-term objectives to advance corporate strategy.

✓ Compensation aligned with the interests of Shareholders

• Executive compensation is directly affected by share price and performance share units vest and pay out based on relative TSR.

• Executive compensation programs incorporate measures tied to future success over various time horizons.

• Executives are required to meet share ownership guidelines.

✓ Compensation is designed to attract, motivate and retain high-calibre talent

• Executive pay is benchmarked at market median (P50) for fully functioning incumbents for expected level of performance, using the Peer Group.

✓ Compensation is performance-based

• Most of the executive compensation is variable or ‘at risk’ and encourages high-performers to achieve exceptional levels of short and long-term performance through higher rewards; 75% for the CEO and over 66% for other NEOs.

• CIP and EIP awards are 100% performance-based and earned, not guaranteed.

• Performance is assessed using a disciplined approach of pre-set measures with a pre-defined range of performance each year.

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✓ Compensation is aligned with risk management objectives

• Compensation is aligned with the risk profile of the Corporation.

• CIP awards are capped at 200% of target and EIP awards are capped at 120% of target.

• Potential variable compensation is stress-tested regularly to avoid unintended behaviours or compensation outcomes.

• An annual Human Resources risk assessment is conducted by an independent advisor.

• A clawback policy is maintained for both CIP and EIP granted and/or settled.

✓ Compensation programs are well-governed

• The Board considers all information and approves final performance results, and may exercise informed judgment as needed to ensure overall compensation outcomes match actual performance results and the Shareholder experience.

• Incentive plan processes are well governed with annual reviews by internal audit.

• An independent advisor is retained to provide an external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

• An annual advisory vote is held on the Corporation’s approach to executive compensation.

The compensation framework clearly stipulates:

× No repricing or backdating of options

× No hedging or monetizing of equity awards

× No multi-year guarantees in employment agreements

× No severance of more than two years on termination following a change in control and subject to a double trigger for severance and a single trigger for equity awards

Risk Assessment

The HRCC engaged Willis Towers Watson (“WTW”) to update a comprehensive risk review that was conducted in 2018 and then updated in 2019 and 2020 on the Corporation’s executive compensation program. Based on this review, in 2021 neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation.

Clawback Policy

To further enhance the Corporation’s pay-for-performance compensation model, commencing in 2009, the Corporation introduced a Forfeiture and Repayment condition to CIP and EIP to ensure that incentive compensation may be lawfully “clawed back” in cases where the performance underlying such compensation is subsequently found not to be confirmed.

The Forfeiture and Repayment condition applies to all executive officers.

In the event of any material restatement, correction or adjustment of the Corporation’s financial statements or operating results or other metrics upon which the CIP or EIP award provided to the executive officer are based, the Corporation has the right to require repayment of any amounts paid that exceed what should properly have been payable, and/or to cancel or adjust any EIP granted and, in the case of non-vested EIP, to adjust such accruals or rights as necessary to reflect the restated or adjusted results.

In addition, in the event that the restatement of adjustment results from an act of fraud, misrepresentation, malfeasance or gross negligence on the part of the executive officer, the executive officer will be liable if convicted of any crime involving fraud, willful misrepresentation or gross negligence, to the Corporation for any damages suffered by the Corporation as a result of such wrongdoing. The executive officer may be further disciplined up to or including termination for cause.

Anti-hedging

The Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

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Executive Share Ownership

Share ownership guidelines stipulate that ownership is to be attained within three years of the later of joining the Corporation and appointment to the relevant executive level. Share ownership guidelines vary by executive level and are represented by a multiple of base salary. Share ownership includes the accumulation of common shares as well as unvested restricted share units and performance share units.

The guidelines are as follows:

Executive Position/ Level	Share Ownership Target Effective in 2021 (multiple of base salary)

CEO	3.0 x

Executive Vice President	2.0 x

Senior Vice President	1.5 x

As of December 31, 2021(1), all NEOs meet their share ownership guidelines or were within the three year accumulation period, as indicated below:

Named Executive Officers	Share Ownership Target	Actual Share Ownership
	Multiple of Base Salary	Total Value at Dec 31, 2021(1)	Multiple of Base Salary

P. Gordon Stothart CEO	3.0	$3,555,247	4.0

Daniella Dimitrov(2) EVP, Strategy and Corporate Development and CFO	2.0	$819,311	1.7

Craig MacDougall EVP, Growth	2.0	$2,112,175	4.4

Oumar Toguyeni SVP, International Affairs and Sustainability	1.5	$1,157,363	2.9

Bruno Lemelin SVP, Operations and Projects	1.5	$776,944	1.7

Carol Banducci(3) Former EVP and CFO (retired effective March 31, 2021)	n/a	n/a	n/a

(1)	Based on December 31, 2021 closing price of $3.94 on the TSX, the last trading day of 2021.

(2)	Ms. Dimitrov has three years from her appointment as EVP and CFO on March 29, 2021, to meet the share ownership guidelines.

(3)	Ms. Banducci was not subject to share ownership guidelines as of December 31, 2021. Before retiring, her share ownership target was 2.0 times her base salary

Management’s Role in Compensation Decision-Making

The annual incentive compensation decision-making cycle is a rigorous process to ensure final compensation is fair. The process starts with business strategy. Management develops, reviews and updates the Corporation’s strategic plan, which outlines annual and longer-term objectives of the Corporation. Using the Corporation’s strategy as a basis, compensation programs are reviewed for continued alignment along with market competitiveness and best practices in the industry as well as any regulatory changes that may impact the design or application of the executive compensation programs. This forms the basis of the company scorecard against which performance is subsequently measured. Individual executives’ objectives are set to support achievement of the corporate objectives. Independent compensation consultants also provide unbiased, independent advice at various stages of the process.

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Company performance forecast is tracked on a quarterly basis. At the end of the performance year, the HRCC reviews the results of the company scorecard, relative performance of the Corporation, individual performance of the CEO and other executives. Based on the assessment of annual corporate and individual performance and competitive benchmark data, the CEO provides the HRCC with recommendations for executive officers’ base salary adjustments, if any, CIP and EIP awards. Compensation recommendations are presented by the HRCC to the Board for approval. Other executive officers are not involved in any executive compensation-related decisions.

Final compensation decisions are determined after the assessment of corporate and individual performance results and approved by the Board.

Company Strategy Management develops, reviews and update the Corporations strategic plan. Review Compensation Plan Design Independent Consultants highlight regulatory and market changes. Management reviews the compensation program and presents the initial structure and supporting rationale to HRCC. Set Performance Metrics and Annual Goals Management sets targets based on an annual budget in the context of a five-year forward-looking plan in conjunction with the full life-of-mine plans. The Board approves annual metrics and targets in the CIP and EIP. Set Targets for Annual Compensation Independent consultants provide market positioning for CEO and Executives. Management monitors performance. The Board approves base salary and the mix of other compensation elements for the CEO and other Executives. Evaluate Corporate and Individual Performance Management reviews business results against targets and achievement of individual performance goals. Finalize Compensation The Board considers all information, including the recommendations of the HRCC, and approves final results, and may apply informed judgment as appropriate.

Compensation Consultant

The HRCC retains compensation consultants from time to time to provide expert and independent advice regarding compensation policies and decisions. Consultants provide support to the HRCC and act only on instructions provided or approved by the HRCC Chair. Consultants do not perform work other than that which is pre-approved in writing by the HRCC Chair. HRCC decisions and recommendations to the Board are its responsibility and reflect committee members’ views of the best interests of the Corporation, as informed by information and recommendations provided by compensation consultants.

The HRCC has retained WTW since 2011 for executive compensation services. In 2020, the HRCC conducted a tender process involving various compensation consultants that included a review of independence and determined to re-engage WTW. WTW’s executive compensation consultants report directly to the HRCC and are independent of management. The HRCC confirms WTW’s independence through the continual review of the factors set out by the Securities and Exchange Commission (“SEC”) that compensation committees should consider when selecting and monitoring the independence of their compensation advisors including the following criteria:

•	WTW’s executive compensation consulting is separate and distinct from the team that assists IAMGOLD with insurance products and services;

•

Members of the WTW executive compensation consulting team are not involved in selling other WTW services to IAMGOLD and receive no incentive or other compensation based on the fees charged to IAMGOLD for such other services;

•

WTW’s executive compensation consultants do not have a business or personal relationship with any of the HRCC members or management, and do not own any Common Shares (other than through portfolio investment vehicles such as mutual funds); and

•	WTW has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

Executive Compensation-Related Work

In 2021, WTW provided support to the HRCC in reviewing meeting materials prepared by management and attending certain HRCC meetings. WTW advised on Peer Group review, conducted the annual risk assessment review of the Corporation’s executive compensation plan, advised on executive compensation trends and best practices, and reviewed executive compensation disclosure.

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Other Consulting Services

In 2021, the Corporation continued to engage Willis Canada Inc. (“Willis”), a WTW company, to provide services for the management of commercial and casualty insurance programs.

The tables below summarize fees paid to WTW over the past two years in respect of executive compensation and other consulting services. All of the “Other Fees” were paid to Willis for services including annual insurance-related fees, wholesale commissions, and, in 2020 only, non-recurring insurance placement commissions.

In 2020, the HRCC conducted a review of independence, by engaging with parties at IAMGOLD, WTW and Willis. During those conversations, the HRCC was satisfied that the criteria listed above as it relates to independence remain in place. Therefore, the HRCC concluded that there is no conflict of interest. In an abundance of caution, it was agreed that if other Willis services are requested by IAMGOLD that Willis is to inform the HRCC Chair prior to engagement to ensure there continue to be no conflicts.

2020			2021

Executive Compensation Related-Fees	Other Fees(1)	Total	Executive Compensation Related-Fees	Other Fees(1)	Total

$150,847	$1,250,064	$1,400,911	$128,607	$24,393	$153,000

(1)

In 2020, “Other Fees” do not relate to executive compensation and include $210,880 and $774,990 USD, which has been converted at 1.3409, the average monthly exchange rate for 2020. In 2021, “Other Fees” do not relate to executive compensation and include $24,063 and $263 USD, which has been converted at 1.2546, the average monthly exchange rate for 2021.

Peer Group

The HRCC works with WTW to create and maintain a relevant and appropriate comparator group of companies. Each year, as part of a regular process, the composition of the Peer Group is reviewed to determine if any changes are required. The Corporation considers organizations that fit previously established criteria to identified Peer Group companies that are similar in size and scope of operations and are representative of the market within which it competes for executive talent. When selecting comparators, the Corporation applies the following criteria:

Factors	Selection Criteria

Industry	Mining companies with an emphasis on gold miners

Geography	Headquartered in Canada with international operations

Size	Revenue greater than $500 million and market capitalization less than $20 billion

Corporate Structure	Publicly-traded on the TSX

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The HRCC reviewed the 2021 Peer Group and approved the same Peer Group for 2022 compensation purposes.

	Scope Information(1)

Company	Market Cap	Revenue	Total Assets	Total Shareholder Return
	31-Dec-21	FY2021	FY2021	1 Year	3 Year

Agnico Eagle Mines Limited	$12,983	$3,824	$10,187	-23%	9%

Alamos Gold Inc.	$3,014	$824	$3,622	-11%	27%

B2Gold Corp.	$4,154	$1,762	$3,561	-27%	10%

Centerra Gold Inc.	$2,288	$900	$2,677	-32%	20%

Eldorado Gold Corporation	$1,709	$941	$4,931	-30%	44%

Hudbay Minerals Inc.	$1,893	$1,502	$4,616	3%	13%

Kinross Gold Corporation	$7,272	$3,729	$10,428	-20%	20%

Kirkland Lake Gold Ltd.(2)	$11,046	$2,460	$7,081	3%	16%

Lundin Mining Corporation	$5,738	$3,329	$7,637	-9%	24%

New Gold Inc.	$1,017	$746	$2,477	-33%	22%

SSR Mining Inc.	$3,748	$1,474	$5,211	-11%	11%

Torex Gold Resources Inc.	$891	$856	$1,359	-31%	0%

Yamana Gold Inc.	$4,044	$1,815	$8,383	-25%	20%

	Percentile Statistics

25th Percentile	$1,893	$900	$3,561	-30%	11%

50th Percentile	$3,748	$1,502	$4,931	-23%	20%

75th Percentile	$5,738	$2,460	$7,637	-11%	22%

Average	$4,600	$1,859	$5,551	-19%	18%

IAMGOLD	$1,485	$1,152	$3,972	-16%	-8%

Percent Rank	14P	37P	36P	63P	Lowest

(1)

As reported by Standard & Poor’s Capital IQ. TSR reflects the compounded average annual growth rate for periods ending December 31, 2021. Dollar amounts shown in this table are presented in millions of US dollars.

(2)	Due to the merger between Agnico Eagle Mines and Kirkland Lake Gold, Revenue and Assets figures provided here are showing the latest FYE data (FY2020).

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COMPENSATION PHILOSOPHY

The fundamental objective of IAMGOLD’s executive compensation approach is to incentivize, motivate and reward executive officers for the long-term creation and preservation of shareholder value in addition to creating value for the Corporation’s stakeholders as a whole. It also reflects annual challenges and successes. To attain these objectives, the Corporation’s executive compensation program and policy decisions are guided by the following principles:

Guiding Principles

Link to Compensation Philosophy Motivate and Retain Total compensation is designed to attract, retain, motivate and reward high-calibre talent through competitive pay practices. High-calibre talent is essential Drive long-term creation and preservation of shareholder value Align with Business Strategy Link the compensation construct directly to specific objectives to advance corporate strategy Compensation linked to realized business results. Pay-for-performance Engage high-performers to achieve exceptional levels of short and long-term performance through rewards. Higher levels of performance should lead to greater rewards and expected levels of target performance should reflect pay at the market median. Mitigate Risk Align compensation with the risk profile of the Corporation. Preservation of shareholder value. Align Executive Interests to Shareholders Encourage and require executives to own shares of the Corporation to align with the interests of shareholders. Drive long-term creation and preservation of shareholder value. Informed Judgment Allow flexibility for the Board to exercise informed judgment to ensure appropriate overall compensation. Compensation decisions should be well thought and well governed.

Benchmarking

Executive compensation is benchmarked to attract and retain global talent and remain competitive in markets where the Corporation operates. The HRCC works with WTW to review market data of the Peer Group, composed of public companies with whom the Corporation competes for talent. These companies are also used as a benchmark for compensation trends and market practices.

The market data is used as a reference point, along with other factors, to which the HRCC compares the competitive position of each executive officer to the Peer Group to set executive compensation levels commensurate to performance and experience level. The Corporation believes that higher levels of performance should lead to greater rewards and expected levels of target performance should reflect target levels of pay.

COMPONENTS OF EXECUTIVE COMPENSATION

To deliver on the compensation philosophy, the compensation construct at IAMGOLD is composed of a number of plans to attract, retain and motivate top talent. Each component is determined according to both the Corporation’s and individual’s performance, emphasizing the foundational concept of “pay-for-performance”.

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Target Total Direct Compensation Mix

Total direct compensation is composed of annual Base Salary, CIP and EIP awards for executive officers. A significant portion of compensation is EIP to focus executive officers on long-term results. This mix varies by level; the higher the job level, the larger the portion of “at-risk” pay to appropriately align with the ability to influence the Corporation’s performance.

"At Risk" Pay CEO 23% 26% 51% 77% EVP 30% 24% 46% 70% SVP 33% 23% 44% 67% Base Salary CIP EIP

The executive compensation program is reviewed every year as part of the Corporation’s commitment to continuous improvement and it is refined as needed to align more closely with strategic objectives, with a focus on building shareholder value, mitigating risk and improving competitiveness. The program reflects best practices and the feedback heard from stakeholders.

Pay Element	Objectives	Design

Total Direct Compensation

Fixed Compensation Base Salary cash settled TERM: 1 Year	• Recognize and reward skills, experience and level of responsibility • Provide competitive compensation • Attract and retain key talent

Base salary is determined at the beginning of the fiscal year and takes into account several factors:

• scope, complexity and responsibility of the role

• competitiveness with salary levels for similar-sized positions within the Peer Group

• individual experience and sustained performance level

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

Base salary adjustments take into consideration the above assessments and therefore the Corporation does not guarantee annual increases.

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Cash Incentive Plan (CIP) TERM: 1 Year	• Motivate the achievement of annual objectives • Reward performance that supports the business strategy • Provide competitive compensation • Attract and retain key talent

CIP awards are based on the annual achievement of balanced performance objectives, representing financial, operational, growth, ESG and individual performance goals. Challenging performance targets are pre-defined and established each year in conjunction with the annual budgeting process. Performance measures are selected based on their relationship to immediate financial and operational objectives that work together.

The CIP design incorporates risk-mitigating performance measures such as multiple financial measures and performance targets. The result of each performance metric is capped and has a minimum threshold, below which zero compensation is paid for that metric.

Performance is assessed at the end of the one-year performance period, based on actual performance results. The HRCC reviews performance results and may apply their informed judgment to ensure final award values are reflective of shareholder experience.

• The target CIP level is set as a percentage of base salary.

• Award values range from 0% for below threshold performance to a maximum cap of 200% of the target value, depending on the actual performance achieved.

CIP awards are performance-based and therefore the Corporation does not guarantee CIP award payments to its executive officers.

Equity Incentive Plan (EIP)

TERM:

Restricted share units - 3-year cliff vesting

Performance share units - 3-year cliff vesting

Options – Vest in equal tranches of 20% each year for 5 years, starting on the first anniversary of the grant and expiring after seven years from the date of grant.

• Motivate the sustained achievement of long-term goals

• Reward performance that is aligned with the creation of long-term shareholder value

• Align executive officers’ share ownership with shareholder experience

• Provide competitive compensation

• Attract and retain key talent

EIP grant values are based on the overall performance of the Corporation and individual performance results with a longer-term view of sustained performance over the past three years.

Target grant value is expressed as a percentage of base salary.

In determining the actual individual grants, the HRCC considers a series of key indicators to determine an EIP scoring factor between 80% and 120% of the target value.

The equity grant is then allocated based on a target mix of approximately 50% performance share units, 25% restricted share units and 25% options. EIP grants have staggered and overlapped vesting schedules to ensure that executive officers continually focus on future value creation.

Performance share units vest conditionally on 3-year relative TSR and ROIC. These two metrics were selected because they are key indicators of long- term growth and value creation.

All EIP awards are granted based on performance and therefore the Corporation does not guarantee any EIP awards to its executive officers.

EQUITY SETTLED Performance-based Variable (At Risk) Compensation Indirect Compensation

Benefits, Pension and Perquisites	• Provide benefits coverage and retirement savings • Attract and retain key talent

Executive officers participate in the same benefits provided to all employees which includes health and life insurance benefits, a defined contribution pension plan and a share purchase plan.

Top-up disability insurance coverage, annual health risk assessments and taxable perquisites are also provided to executive officers, according to their employment agreements, as disclosed in the Summary Compensation Table.

The Corporation does not provide any loans to its executive officers.

cash settled

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COMPENSATION DECISIONS RELATED TO 2021 PERFORMANCE

2021 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2021.

Total compensation for each executive officer is based on several factors, including individual performance, leadership, global responsibilities, experience, education, succession planning considerations, competitive pressures and internal equity.

Total Direct Compensation = 2021 Base Salary + 2021 CIP Award (Awarded in Q1 2022) + 2021 EIP Award (Granted In Q1 2022)

Base Salary

For the year 2021, the HRCC decided to adjust the NEO base salaries as illustrated in the table below. This decision was made after conducting compensation analysis and comparing the NEO salaries and total compensation with NEOs in the Peer Group. Each year, annual base salaries for the executive officers are reviewed for competitiveness and salary adjustment decisions are based on this analysis. As illustrated in the table below, salary adjustments are not automatic inflationary increases and may not be adjusted if they are determined to be competitive with market standards.

In early 2021, as part of the annual review of CEO compensation, the Board approved the 2021 annual base salary at $900,000, representing an increase of 20%. In 2020, Mr. Stothart’s compensation was deliberately set below the 25th percentile of target total direct compensation of CEOs in the Peer Group, and 25% below the prior CEO’s target total direct compensation, with the intention to phase-in compensation over a multi-year period to align with his growth into the role. The 20% salary increase for 2021 was intended to bring Mr. Stothart’s compensation closer to the Peer Group median.

Messrs. Lemelin and Toguyeni received 2021 salary increases of 7.1% and 2.6% respectively as part of the annual review of compensation and performance.

Effective March 29, 2021, Ms. Dimitrov was appointed to the role of EVP and CFO and her salary was set at $490,000. On December 14, 2021, Ms. Dimitrov’s role was expanded to Chief Financial Officer and EVP, Strategy and Corporate Development. Her salary and total compensation were not increased at that time along with this expanded role and her salary remained at $490,000 annually. On January 12, 2022, Ms. Dimitrov was appointed to the role of President and interim CEO. Her annual salary was adjusted to $600,000 in recognition of the appointment as President and the expanded role. For the duration of her appointment as interim CEO, her base salary will be $900,000 annually.

Named Executive Officers	2021		2020
	Base Salary	Increase from 2020	Base Salary	Increase from 2019

P. Gordon Stothart CEO	$900,000	20.0%	$750,000	36.4%

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO	$490,000	n/a	n/a	n/a

Craig MacDougall EVP, Growth	$485,000	0.0%	$485,000	7.8%

Oumar Toguyeni SVP, International Affairs and Sustainability	$395,000	2.6%	$385,000	7.4%

Bruno Lemelin SVP, Operations and Projects	$450,000	7.1%	$420,000	25.6%

Carol Banducci Former EVP and CFO (retired effective March 31, 2021)	$486,875	0%	$486,875	2.5%

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Cash Incentive Plan (CIP)

IAMGOLD is committed to its philosophy of pay-for-performance based on the fundamental premise that compensation should be directly correlated to the performance of the Corporation. To support this philosophy, CIP awards are used to reward executive officers for sustained individual high performance based on annual performance objectives. Such awards are tied to the overall performance of the Corporation and, therefore, no part of a CIP award is guaranteed.

The Corporation’s CIP key performance indicators are reviewed by the HRCC and stretch targets are established at the beginning of each year, in line with the Corporation’s budget and longer-term strategy. The overall approach taken by the HRCC to align pay with performance is reviewed regularly as the Corporation and market best practices evolve.

Performance criteria established by the HRCC require executive officers to be evaluated against financial, operational, growth, ESG, and individual objectives that are designed to drive the achievement of annual objectives that relate to the Corporation’s strategic direction. In setting and evaluating performance objectives, the HRCC recognizes that current and projected performance are the result of multiple years of cumulative work by management. The nature of the position and responsibilities of each executive officer define the performance criteria to be applied and their respective weightings.

While target levels of performance on CIP metrics are established as parameters, the Board can apply informed judgment to increase or decrease the CIP awards from the formula-based calculations in order to reflect the Corporation’s and the executive officer’s performance for that year as well as the HRCC’s long-term assessment thereof, recognizing that current year performance is influenced by multi-year activities.

CIP award targets are set as a percentage of base salary and the payout may range from 0% to 200% of the target. Awards are capped at two times target.

New in 2021

In 2021, the design of the CIP was changed to align the entire ELT to a single company scorecard. The company scorecard is comprised of similar metrics as in 2020, but has been reconfigured into a single company-wide scorecard. This change was made to align priorities across the organization to deliver on the Corporation’s budget and strategic objectives. The 2021 company scorecard was comprised of four strategic pillars: (i) financial performance, (ii) operational excellence; (iii) growth; and (iv) ESG, with each strategic pillar including several key performance indicators.

The formula illustrated below provides a starting point for the HRCC to determine CIP payouts. The individual performance component is an additive factor in the formula and not a multiplier. The Corporation believes that an additive formula provides better control on the awards when each component, including the individual performance, is pre- weighted and capped. It ensures by design that the CIP awards remain within a pay-for-performance desired range. For the CEO, the company scorecard performance results account for 80% and individual performance results account for 20%. For all other NEOs, the company scorecard performance results account for 70% and individual performance results account for 30%.

Base Salary x Target Bonus % x CompanyPerformance Results(70% to 80%) + IndividualPerformance Results(20% to 30%) = Informed judgment applied by the Board CIP Award

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The full-year bonus targets, reflected as a percentage of base salary and respective weightings for each NEO in 2021 were as follows:

Named Executive Officers	CIP Target (% of Base Salary)	Company Performance	Individual Performance

P. Gordon Stothart CEO	100%	80%	20%

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO	75%	70%	30%

Craig MacDougall EVP, Growth	75%	70%	30%

Oumar Toguyeni SVP, International Affairs and Sustainability	65%	70%	30%

Bruno Lemelin SVP, Operations and Projects	65%	70%	30%

Carol Banducci Former EVP and CFO (retired effective March 31, 2021)	75%	70%	30%

2021 CIP Company Scorecard

Strategic Pillar	Weighting	Metrics

Financial Performance	20%	Free Cash Flow per Share
	15%	Consolidated AISC

Operational Excellence	20%	Consolidated Production

Growth	20%	Project Advancement (Côté Gold and Boto)
	2%	Reserves and Resources
	3%	Additional Resources from Strategic Initiatives (attributable oz.)

ESG	10%	Safety
	10%	Sustainability
	x ESG Scoring Factor (50% - 120%)

	100%

2021 CIP Performance

All performance measures used to determine CIP awards for NEOs are as disclosed below in the table “2021 Company Scorecard Results”. Some measures are not consistent with generally accepted accounting principles (“non-GAAP”) and a description of each non-GAAP measure is disclosed in the footnotes of the following chart and detailed in Appendix “C” (Use of Non-GAAP Financial Measures) to this Circular. The HRCC believes that in the context of an annual incentive plan like the CIP, non-GAAP measures can provide a more exact picture of what constitutes performance.

The Corporation sets an annual budget which is prepared in the context of a five-year forward-looking plan and in conjunction with the full “life-of-mine” plans and requires executive officers to “outperform” them while operating responsibly. The nature of mining operations requires a long-term approach to mine design, operations, ore reserves, and exploration.

Final performance outcomes relative to the approved targets are calculated and presented to the HRCC for approval. The Board may apply informed judgment to ensure appropriate alignment of pay and performance.

The 2021 production and AISC results are in line with the updated guidance but below the CIP threshold performance levels. While production and costs guidance was updated during the year, the threshold, target and stretch performance levels set at the beginning of the year were not adjusted.

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IAMGOLD made the decision in 2020 to transform itself into a higher margin producer, with a greater portion of its free cash flow ultimately being derived from Canada, by making the construction decision to build Côté Gold as part of a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. Côté Gold is a long-life (18 years), low-cost (average all-in-sustaining costs of $802 per ounce life-of-mine), tier 1 asset that, over the first full five years of production, is expected to deliver an average of 316,600 ounces of gold to IAMGOLD annually. The Corporation has been preparing itself and its balance sheet for this transformation. Construction of Côté Gold started in late 2020 and the management team’s focus is the safe delivery of production from IAMGOLD’s new flagship mine in the second half of 2023. The 2021 Project Advancement metric evaluated the progress Côté Gold as well as the de-risking of Boto. The Côté Gold project remains on track for commercial production in the second half of 2023. Overall, the score for Project Advancement of 54.1% is based on an assessment of forecasted schedule and completion costs.

An initial mineral resource estimate at Gosselin Zone was completed in 2021, growing the Côte Gold district by 3.4 million gold ounces in indicated mineral resources and 1.7 million gold ounces in inferred mineral resources. The addition of the Gosselin deposit mineral resource estimate represents a 33% increase in total contained gold in measured and indicated mineral resource categories and 45% increase in total contained gold in inferred mineral resource category for the Côté Gold project.

The Corporation achieved exceptional ESG scores in 2021 in safety and sustainability, resulting in a 200% performance rating. This was driven by strong safety performance and outstanding ESG practices, in respect of which the Corporation received various recognitions, as summarized below:

•

A DARTFR (days away, restricted, transferred duty frequency rate) of 0.37 and TRIFR (total recordable injuries frequency rate) of 0.76 for 2021, below the global annual targets of DARTFR 0.51 and TRIFR 0.85, respectively. Côté Gold surpassed over 3.4 million hours with no lost-time injuries in 2021.

•	IAMGOLD ranked 44th in the Corporate Knights 2021 Best 50 Canadian Corporate Citizens list and ranked 7th within the Peer Group.

•

IAMGOLD has a Level AA rating with the Metals Service Center Institute (“MSCI”), which is in the top 15% of the MSCI Metals and Mining index. A rating of level AA or higher is defined by MSCI as a company leading its industry in managing the most significant ESG risks and opportunities.

•

One of the top 10 TSX stocks ahead of the curve on environmental sustainability, and the only non-energy materials company, according to The Globe and Mail. Despite being a precious metals producer, IAMGOLD committed to achieving net negative GHG emissions by 2050, which was received positively by the broader public. Additionally, the Corporation scored well on ecological impacts, ranking seventh in Truvalue Lab’s rankings factor in how a company fared relative to its industry, and IAMGOLD seems to be moving faster than its peers in the mining space.

•	IAMGOLD was awarded the TSM Environmental Excellence Award by the MAC for leading the way with innovative recycling program at the Essakane Mine in 2021.

•	Included in the 2021 Bloomberg Gender Equality Index for the 3rd consecutive year and recognized among 380 global companies that foster a more inclusive and equitable workplace.

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2022 Management Proxy Circular

2021 Company Scorecard Results

Company Scorecard	Metrics	Weight	Performance Range			Performance Results(1)	Score	Weighted Score
			Threshold (50%)	Target (100%)	Maximum (200%)

Financial Performance	Mine Site Free Cash Flow per Share(2)	20%	$0.08/share	$0.28/share	$0.48/share	$(0.09)/share	0.0%	0.0%
	Consolidated AISC(3)	15%	$1,280	$1,210	$1,185	$1,426	0.0%	0.0%

Operational Excellence	Consolidated Production (oz.)(4)	20%	630,000	695,095	730,000	600,614 oz.	0.0%	0.0%

Growth	Project Advancement(5)	20%	Overall below expectation	On time / on budget	Overall above expectation	Overall below target	54.1%	10.8%
	Reserves Replacement(6)	2%	25% replacement	50% replacement	75% replacement	-142%	0.0%	0.0%
	Additional Resources from Strategic Initiatives(7)	3%	1.5 M oz	2.5 M oz	3.5 M oz	-2.20 M oz	0.0%	0.0%

ESG(11)	Safety(8)	10%	0.64	0.46	0.38	0.37	200.0%	20.0%
	Sustainability(9)	10%	One level 5 community incident	No level 4 or 5 environment or community incident	Target Achieved and Top 10 external sustainability ranking	No incident and multiple external recognitions	200.0%	20.0%
	x ESG Scoring Factor (50%-120%)(10)

Total		100%						50.8%

(1)	Please refer to Appendix “C” (Use of Non-GAAP Financial Measures) to this Circular for a reconciliation of non-GAAP and GAAP measures.
(2)

Free cash flow (“FCF”) is the cash flow generated from operations after tax, less annual capital expenditures required to sustain the business. It includes exploration expenditures, corporate general and administrative costs (“Corporate G&A”) and ongoing reclamation. This excludes amounts raised through equity and non-sustaining capital expenditures. For 2020 this is based upon actual gold prices and actual Free Cash Flow achieved. The number of Common Shares used to set target is equivalent to the number of Common Shares based on the diluted weighted average Common Shares disclosed in the financial statements at the end of the previous year (2020). Amounts indicated above are USD.

(3)

AISC includes cost of sales (excluding depreciation), Corporate G&A, by-product credits, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. It includes costs of joint ventures. This is then divided by the Corporation’s attributable ounces of gold sold by mine sites in commercial production to arrive at the AISC per ounce sold. Amounts indicated above are USD.

(4)	Production reflects the actual attributable production of gold relative to budgets/plan and includes all gold produced at operating mines and joint ventures.
(5)

At the beginning of each year, the HRCC approves the key projects and their performance indicators, and monitors the progress on a quarterly basis along with the other CIP metrics. Quarterly milestones are identified and evaluated at each quarter. Although this metric measures the success achieved in the year, the HRCC also has look back consideration to avoid potential biased carry forward of cost or any exceptional situation that would impact the result of this metric. The HRCC looks at a variety of indicators (e.g. capital expenses, schedule, specific milestones to achieve) to assess the execution of project and ultimately base their evaluation on “on time” and “on budget” execution.

(6)

Reserve replacement looks at reserve replacement at operating mines and reserve conversions from resources resulting from evaluation studies at advanced greenfield projects (pre-feasibility or feasibility studies) and factors in cost optimization initiatives undertaken to achieve free cash flow targets.

(7)

This measure focuses on the successful addition of new resource ounces reported in a compliant mineral resource estimate that can be reported on the Corporation’s annual resource statement to provide a long-term project pipeline of development opportunities. It also considers delineation of additional resources at an existing operation to sustain long- term viability of the operation, exploration discovery leading to an estimate of an initial resource and any subsequent resource increases from ongoing delineation drilling programs, acquisition of a project for which a delineation drilling program commences with an objective to complete a resource estimate, and advancement of an advanced greenfield or development project by completing a preliminary economic assessment, pre-feasibility study or feasibility study which recommends proceeding to next stage. Reserve replacement under this metric is not also recognized under the Reserve Replacement metric.

(8)

Safety is based on, among other related components, the severity and frequency of disabling incidents during the year. Safety is based on the Corporation’s current objective of a reduction in DART (frequency per 200,000 hours) for every mine pro-rated regionally and across the Corporation.

(9)

The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year, recognition and awards received in the area of ESG as well as ranking received as a top sustainable company.

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2022 Management Proxy Circular

(10)

The ESG scoring factor is applied to the full ESG metric which ranges from 50%-120%. It is supported by an assessment of non-DART safety performance including, centrally, leading safety indicators (safety interactions and training), fatalities, level 3 environmental and community performance, and compliance with audits under the TSM, as well as any significant corporate social responsibility initiatives or achievements. The ESG scoring factor will also consider initiatives and actions undertaken to secure employees and assets from external threats.

(11)	The maximum score for ESG performance cannot exceed 200% of target, including the ESG scoring factor.

Individual Performance

Individual performance for the executive officers is reviewed first by the CEO and then by the HRCC, taking into consideration the accomplishment of the functional goals established by the CEO and approved by the Board and an assessment of each executive officer’s performance in the areas of leadership, teamwork, innovation, general and administrative cost management, and other individual objectives for the year. Sustained improvement in business performance over the prior year is also considered a factor in assessing individual performance.

Individual performance is weighted at 20% for the CEO and 30% for the other NEOs and can range from 0% to 200% of target performance. The CEO appraises each executive officer’s performance, as described above and recommends to the HRCC an individual performance value within 0% and 200% of the baseline. The HRCC appraises the CEO’s individual performance on the same basis and makes a recommendation to the Board for the Board’s consideration and approval of NEO performance.

The individual performance component is designed as a means to reward execution and performance on matters “above and beyond” the regular duties expected of each executive officer’s position. The HRCC also ensures that items recognized in the individual performance score do not result in double-counting in their interaction with other metrics. For example, superior performance in ESG, production or AISC are captured within the parameters of those metrics so they would not automatically result in an elevated individual performance.

2021 was a challenging year for IAMGOLD, as a result of the project costs increase at Côté Gold and lower operating results compared to the 2021 plan announced in July 2021, The ELT navigated through a turnover in leadership, elevated security risks in Burkina Faso, significant COVID-19 impacts on the Corporation’s Rosebel operation in Suriname, continued safety challenges with illegal miners in Suriname, military coups in West Africa and resulting impacts of these factors on the Corporation’s operations. In addition, following a seismic event that took place in late 2020, the Westwood underground mine was under care and maintenance for almost half of the year while undergoing continued technical review and rehabilitation.

Overall, the ELT demonstrated agility and ability to adapt and manage these challenges while implementing initiatives to optimize operations. The ELT led the Corporation to deliver 601,000 gold ounces in attributable production with improved safety results compared to the prior year, near the top of the updated production guidance range of 565,000 to 605,000 ounces and updated operating cost guidance with AISC of $1,426 per ounce, generating over $355 million in EBITDA and mine site free cash flow of $133.8 million. At December 31, 2021, Côté Gold was at 43.4% project completion. The Corporation also delivered an initial mineral resource estimate for Gosselin deposit, located adjacent to Côté Gold, of 3.35 million indicated ounces and 1.71 million inferred ounces. Essakane continued to deliver strong results and achieved a record attributable gold production of 412,000 ounces for the year. Various ESG initiatives were progressed during the year as discussed above.

As detailed below, and for the reasons set out herein, individual performance results were allocated at 100% for each member of the ELT                             .

P. Gordon Stothart CEO	2021 Individual Performance Result: N/A

• Final 2021 performance was not assessed as the CEO had stepped down and variable compensation decisions were not required.

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2022 Management Proxy Circular

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO	2021 Individual Performance Result: 100%

People

• Restructured finance team by consolidating three senior functions to improve role effectiveness, eliminate silos, and enhance communication within finance and alignment with operations while resulting in overall reduction in G&A.

• Demonstrated continued versatility with an expanded role to oversee corporate development and strategy and subsequently assumed the role of interim CEO as the Corporation transitions to a new permanent CEO.

Continuous Disclosure

• Revamped the Corporation’s MD&A, quarterly press release, audit committee package to better align reporting to industry reporting guidelines (World Gold Council) resulting in clearer reporting metrics relating to performance.

Liquidity

• Effectively rolled the 2019 prepay forward to 2024 with a new prepay entered in Q2 2021 resulting in cash flow of $236 million throughout 2022.

• Extended maturity of security credit facility to January 2025 and enhanced procedures for liquidity management.

• Improved risk management for the construction of the Côté Gold project by hedging 100% of fuel, most of CAD needed for 2021 and 2022, gold hedges for 2021/2022 up to 25% approved by Board.

• Oversaw the negotiation of Côté Gold equipment financing leases ($125 million+) with definitive agreements in progress

Côté Gold • Participated in project oversight and drove senior addition to project execution team. • Appropriately designed communication plans and delivery of Côté Gold project updates.

Establish Relationships as the New CFO

• As the new CFO, established relationships with covering analysts, banking syndicate, Shareholders, other potential financing sources and completed numerous investor meetings

Strategy, Risk, Other

• Drove strategy repositioning to focus on becoming a higher margin producer, a review of the portfolio and the focus on capital allocation to ensure best ROIC.

• Supported preparation for strategic alternative reviews of Westwood and Rosebel.

• Put risk on the ELT agenda and drove regular risk discussions.

• Noted activist action as a potential risk and progressed preparation.

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Craig MacDougall EVP, Growth	2021 Individual Performance Result: 100%

Exploration Resource Growth

• Completed a 5 million + oz maiden resource (Indicated and Inferred on an 100% basis) on the Gosselin discovery.

• Coordinated and filed technical report in respect of Côté Gold under tight time lines.

• Completed resource delineation programs at Nelligan and Rouyn to support resource updates in 2022.

• Completed a resource conversion drilling program at Diakha targeting an increase of indicated resources to 1.5 million oz - drill results disclosed in late 2021 and resource update expected in H2 2022.

• New discovery at the Fare target on the Senala option in Senegal with significant drill intersections of 37 m grading 3.5 g/t Au and 22 m grading 1.7 g/t Au.

• Consolidated low cost additional strategic land holdings in the Nelligan area (Anik Option, Lac Bosse).

Corporate Development

• Completed the sale of exploration royalties for US$46 million.

• Launched the Westwood asset evaluation process and prepared for the Rosebel asset evaluation process, scheduled for 2022.

Strategy and Challenges

• Quickly reduced the 2021 exploration budget by US$6M; program funding reductions curtailed a number of planned programs impacting objectives.

• Security issues at Essakane suspended planned exploration program at the GEMs target area.

• COVID-19 restrictions and availability of contractors impacted or delayed programs, such as Karita as the Guinea border was closed throughout 2021.

• Contributed to the formulation of a revised corporate strategy pivot as part of the 2022 budget process including focused and further reduced exploration budget.

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Oumar Toguyeni SVP, International Affairs and Sustainability	2021 Individual Performance Result: 100%

ESG

• Provided effective implementation oversight of the ESG strategies at overseas operations and projects.

• Completed corporate Artisanal Small Scale Mining Standard to be deployed in West Africa and Suriname.

• Completed phase 1 of the Triangle d’Eau, a project in partnership with the Government of Canada, One Drop and Cowater Sogema, was formally inaugurated and handed over to the authorities. Jointly with Cowater, initiated application for Phase 2 of the project was filed with Global Affairs Canada, One Drop and Burkinabe partner agencies and community funds. Phase 2 would benefit additional 40,000 people in the region.

• Partnered with the Giants of Africa program to support youth development through construction of basketball facilities in West Africa and successfully completed the first court in Burkina Faso.

• Developed a new local procurement plan to target economic development of the communities of interest, including improved funding mechanisms for the Rosebel Community Fund, with initial funding of $2.5 million to provide grants to local projects with positive economic and/or social impacts.

• Actively sponsored DEI initiatives, in partnership with HR, including the completion of the diagnostic phase and the implementation of the road map with both short and longer term goals.

Security

• As the security situation in Burkina Faso and West Africa continued to deteriorate, ensured security plans for Essakane were regularly updated to allow business continuity without interruption, including close collaboration with host governments to provide additional security for site and supply route protection.

• Consolidated regional security organization in West Africa to support the Essakane security team, and manage security needs for the Boto development site and the regional exploration teams in Mali and Guinea. Improvement of our intelligence gathering and advance planning capabilities to mitigate emerging area risks.

• Achieved reduction in pit intrusions in Suriname, contributing to a reduction in production stoppage as a result of on-going engagement with the government of Suriname.

Geopolitical Risk Management

• Active advocacy led to significant reduction of outstanding VAT refunds in Burkina Faso with regular quarterly payment received.

• In Senegal, continued government engagement to protect Boto mining rights and to maintain support for the Boto project. Secured the permits and authorizations required to execute the Kouliminde resettlement plan in a timely manner.

• In Mali-Guinea, ensured the timely renewal of the majority of exploration rights, to support exploration efforts in the Bambouk District.

• In Suriname, continued government advocacy to protect Rosebel’s fiscal benefits and minimize the impacts of the new proposed fiscal measures.

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Bruno Lemelin SVP, Operations and Projects	2021 Individual Performance Result: 100%

Environment, Health and Safety

• All operating sites met their EHS objectives. There were no serious incidents in environment or with local communities.

• Led the COVID-19 response plan, which resulted in a limited impact on operations and projects other than at Rosebel, where there was a significant impact on operational performance.

• Participated in the development of the Rosebel Community Fund to provide grants to local projects with positive economic and/or social impacts.

• Improved governance in environmental stewardship at Westwood and enhanced governance in Tailings and Water Management and acts as the Corporate Accountable Executive as per the Global Industry Standard on Tailings Management.

• Provided active and visible leadership to the DEI program and supported HR as an executive co-chair of the Steering Committee.

Operations and Costs

• Operations were agile supporting business continuity plans and emergency responses with security incidents at Essakane, COVID-19 and social discontent at Rosebel.

• Delivered attributable production of 601,000 ounces at all-in-sustaining costs of $1,426, at the high end of the updated production range and within the updated costs range with Essakane delivering record production of 412,000 attributable ounces.

• Drove reset of Rosebel operations with a new mineral inventory and mine plan delivered in early 2022 incorporating updated costs, a new block model interpolation methodology and other updated technical factors such as impact of ore hardness on mill throughput.

• Westwood had a safe ramp up starting in June 2021 although production of 35,000 ounces was lower than plan.

Greenfield Projects and PMO

• Actively participated in the Côté Gold governance and oversight structure and provided continued support towards the development of Operational Readiness Team.

• At Boto, the project adapted to a reduction in the 2021 budget while executing on infrastructure early works such as the building of the road to provide year-round access to the site.

• At Essakane, the mill upgrade was successfully delivered and increased focus on security projects (extension of runway, new military basis).

• At Rosebel, key projects were completed, while impacted by extreme weather and COVID-19, including 360 beds camp and sewage system upgrade, continuation of Saramacca infrastructure and the processing plant ADR project.

People

• Successful collective labour agreement negotiation at Essakane concluded in three weeks and agreement reached at Rosebel after eight months of negotiations.

• Completed Phase 1 of the organizational restructure of technical services with a reduction in the team.

• Reinforced the bench strength of the Westwood leadership with the addition of a high potential General Manager and supported the leadership redesign at Rosebel.

Global Supply Chain

• Advanced transition to a strategic partner despite a number of supply chain issues (COVID-19, Suez Canal blockage) and ensured continuous operation.

• Implemented initiatives to streamline inventory processes and reduce assets held in stock to improve cash flow such as standardizing processes and inventory management.

Continuous Improvement and Technology

• Sponsored the IAMALLIN project on cost/productivity improvement with deployment heavily impacted by the security situation at Essakane and the lack of rooms at Rosebel. The Essakane initiative is now underway and diagnostics will start in early 2022 at Rosebel.

• Actively participated as a Director on the Board of the Canada Mining Innovation Council.

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2021 CIP Awards

The following chart illustrates the calculation of the CIP award for each NEO as of December 31, 2021, based on 2021 performance. These awards are representative of the Corporation’s performance in 2021 as well as each executive officer’s personal achievements in the year.

	CIP Target (Full year)	CIP Target	Corporate Performance	Individual Performance	CIP Earned for 2021	Award as a % of Target

P. Gordon Stothart(1) CEO	$900,000	$900,000	N/A	N/A	N/A	N/A

Daniella Dimitrov(2) EVP, Strategy and Corporate Development and CFO	$367,500	$279,300	50.8%	100%	$183,109	66%

Craig MacDougall EVP, Growth	$363,750	$363,750	50.8%	100%	$238,475	66%

Oumar Toguyeni SVP, International Affairs and Sustainability	$256,750	$256,750	50.8%	100%	$168,325	66%

Bruno Lemelin SVP, Operations and Projects	$292,500	$292,500	50.8%	100%	$191,763	66%

Carol Banducci(3) Former EVP and CFO (retired effective March 31, 2021)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mr. Stothart stepped down from his role on January 11, 2022, and did not receive a CIP award; a severance award was paid instead. Please refer to the Summary Compensation Table for further details.
(2)	Ms. Dimitrov was appointed to her role on March 29, 2021, resulting in a prorated CIP target and final award based on the hire date.
(3)	Ms. Banducci received a prorated CIP award for 2021 that was included in her overall severance payment. Please refer to the Summary Compensation Table for further details.

Equity Incentive Plan (EIP)

The purpose of the EIP is to retain top talent and reward long-term sustained performance. Pursuant to the Corporation’s pay-for-performance philosophy, all EIP awards are granted based on performance and not guaranteed. The EIP is designed to align with shareholder experience by rewarding long-term growth measured by the multi-year progress and trajectory of key business metrics that define the value of the Corporation. Executive performance is measured against several key performance indicators that are expected to contribute to long-term value creation. The EIP program is, therefore, an integral part of the executive compensation construct.

A number of instruments are used, with staggered and overlapped vesting schedules to ensure that executive officers continually focus on future value creation.

2021 2022 2023 2024 2025 2026 2027 2028 2029 PSUs and RSUs Fiscal 2021 Performance Q1 2022 Grant Q1 2025 Cliff Vest Options Fiscal 2021 Performance Q1 2022 Grant 20% Vest 20% Vest 20% Vest 20% Vest 20% Vest Q1 2028 Expire

New in 2021

On June 29, 2021, Federal Bill C-30, Budget Implementation Act, 2021, No. 1, received royal assent. Bill C-30 enacts the new rules for the taxation of employee stock options that had been announced in the federal government’s November 30, 2020, Fall Economic Statement. These new rules, which are effective for stock options granted after June 30, 2021, impose a $200,000 annual vesting limit (based on the value of an option’s underlying shares at the date of grant) on options that can qualify for the 50% employee stock option deduction. IAMGOLD has carefully considered the implications of this new legislation and have put in place processes to allow the Corporation to fully comply. Furthermore, the Corporation has not made any changes to its equity compensation program to benefit or mitigate the impacts of these rules for its executive officers.

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EIP Formula

The formula used to determine EIP awards is illustrated below.

Base Salary X EIP Target (% of base salary) + EIP Scoring Factor (80%-120%) = EIP Award Grant Allocation / Mix of EIP Vehicles

EIP Target

The EIP target is based on a percentage of base salary. The target was established by analyzing historical values of EIP granted to executive officers in high and low performance years, as well as market comparison of peers, and considered to be fair and well-aligned with the Corporation’s executive compensation principles and objectives.

EIP Scoring Factor

The EIP grant, is performance-based and depends on both the Corporation’s and the executive officer’s performance. In establishing the specific grant value, the HRCC considers key indicators of long-term performance considered to determine the EIP Scoring Factor, with a range of 80% to 120% of the target.

The HRCC also considers shareholder experience, management’s performance in the given economic climate and circumstances, current Common Share price, Common Share ownership levels and total equity granted as a percentage of the outstanding Common Shares of the Corporation. Actual awards are determined by the HRCC for recommendation to the Board following the completion of the financial year, once audited corporate results are available and individual performance is assessed.

Grant Allocation

The composition of the 2021 EIP awards granted in March 2022 is set out below (for the determination of the value and number of equity awards, please refer to the section titled “2021 EIP Grants”).

100% Performance-Based Grant 50% Performance Share Units 25% Restricted Share Units 25% Options

Performance Share Units – 50%

Fifty per cent (50%) of the EIP award is in the form of performance share units. These units vest conditionally on two pre- determined performance criteria: TSR, weighted at 75%, and average ROIC, weighted at 25%.

The performance achieved may result in a maximum potential for the number of units granted to be increased (up to 150% of target) if the Corporation outperforms its performance targets or decreased (to as low as 0% of target) if performance targets are not met. Depending on performance, performance share units vest after 36 months and are settled in Common Shares.

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The calculation methodology for ROIC performance vesting in respect of the 2022 EIP awards will be the average earnings before interest and taxes (“EBIT”) / invested capital and is described in greater detail below. This represents a change in the calculation methodology used for the 2019 and 2020 performance year EIP awards, which used adjusted EBITDA, as disclosed in the MD&A to calculate ROIC, rather than EBIT. IAMGOLD is adjusting the calculation methodology because it believes that using EBIT rather than EBITDA as the numerator in the ROIC calculation methodology is a better reflection of performance in a capital-intensive industry such as mining as depreciation is representative of capital expenditures invested to sustain and grow the business. It is proposed that the 2020 and 2021 EIP awards will continue to be assessed on the basis of adjusted EBITDA / invested capital calculation methodology and targets that were determined at the time of the respective grant.

	Relative TSR		Average ROIC

Weighting	75%		25%

Definition

TSR will be measured based on the three-year relative TSR compared to companies included in the S&P/TSX Global Gold Index, using the volume-weighted average share price for December.

Performance between the 25th, 50th and 75th percentiles of the Index are calculated on a linear basis. If the Corporation’s TSR outperforms the Index but is negative, the category score will default to 100% (target).

ROIC will be determined by way of a single three-year average, calculated using the three year average EBIT divided by the average Invested Capital.

EBIT will be calculated as net earnings adding back (i) finance costs, (ii) income tax expense, (iii) exploration expenses, and (iv) expenditures related to development projects that are not capitalized.

Gains or losses from non-operating activities and other adjustments such as unrealized gains and losses on hedging and foreign exchange will be excluded. Non-cash impairment and net realizable value adjustments will be added back based on informed judgement.

Invested Capital will be calculated as the sum of (i) property, plant and equipment, excluding construction in progress, (ii) long- term stockpiles, and (iii) current assets, excluding cash and cash equivalents, less current liabilities, excluding debt and deferred revenue.

The average Invested Capital will be calculated over 13 quarters with the first quarter representing the opening balance.

Performance Range	0% - 150%		0% - 150%
	150%	75th percentile(1)	150%	7.5%
	100% (target)	50th percentile(1)	100% (target)(2)	6%
	25%	25th percentile(1)	0%	less than 5%
	0%	>25th percentile(1)

(1)	25th to 75th percentile refers to 25th of the Index, 50th percentile of the Index and 75th percentile of the Index.
(2)	Between 5% and 6% ROIC, the payout will be linear.

Restricted Share Units – 25%

Twenty five per cent (25%) of the 2021 EIP grant is in the form of restricted share units and cliff-vests after 36 months and is settled in Common Shares.

Options – 25%

Twenty five per cent (25%) of the EIP awards are in the form of options. Options allow a staggered and overlapped vesting schedule to ensure that executives continually strive for the creation of Shareholder value over the longer term. Options vest in equal tranches (20%) over five years following the date of grant and expire after seven years from the date of grant.

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2021 EIP Grants

The HRCC determined a performance-based Scoring Factor of 120% of target for Ms. Dimitrov and 100% of target for all other NEOs. Mr. Stothart did not receive an EIP award for 2021.

The number of share units was determined based on the volume-weighted average closing price of the Corporation’s Common Shares on the TSX for the 20 consecutive trading days ending March 14, 2022 of $4.09. The market value of the grant is calculated using the closing price of the Common Shares on the TSX on the date of grant, March 15, 2022, of $4.03. The number of options was determined using $1.893 which is the fair value of an option granted on March 15, 2022, as calculated according to the Black-Scholes model at an exercise price of $4.02, being the closing price of the Common Shares on the TSX on March 14, 2022, the trading day preceding the date of grant. The table below summarizes the 2021 target grant values and the actual EIP grant values.

Named Executive Officers	EIP Target (% of Base Salary)	Target EIP Grant (Prorated)	Actual EIP Grant	As a Percentage of Prorated Target Value

P. Gordon Stothart(1) CEO	200%	$1,800,000	$0	n/a

Daniella Dimitrov(2) EVP, Strategy and Corporate Development and CFO(2)(3)	150%	$558,600	$662,818	119%

Craig MacDougall EVP, Growth	150%	$727,500	$719,519	99%

Oumar Toguyeni SVP, International Affairs and Sustainability	130%	$513,500	$507,971	99%

Bruno Lemelin SVP, Operations and Projects	130%	$585,000	$578,748	99%

Carol Banducci(3) Former EVP and CFO (retired effective March 31, 2021)	150%	n/a	$0	n/a

(1)	Market value is calculated using $4.03, which was the Corporation’s closing share price on the TSX on the grant date of March 15, 2022.
(2)	Ms. Dimitrov was appointed on March 29, 2021, resulting in a prorated EIP target and final award based on the hire date.
(3)	Ms. Banducci did not receive an EIP award for the 2021 performance year.

Named Executive Officers	EIP Grant Value $	Share-Based Awards (time vesting)		Share-Based Awards (additional performance-vesting)		Option-Based Awards
		$	#	$	#	$	#

P. Gordon Stothart CEO	$0	$0	0	$0	0	$0	0

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO	$662,818	$165,230	41,000	$330,057	81,900	$167,531	88,500

Craig MacDougall EVP, Growth	$719,519	$179,335	44,500	$358,267	88,900	$181,917	96,100

Oumar Toguyeni SVP, International Affairs and Sustainability	$507,971	$126,542	31,400	$253,084	62,800	$128,345	67,800

Bruno Lemelin SVP, Operations and Projects	$578,748	$144,274	35,800	$288,145	71,500	$146,329	77,300

Carol Banducci Former EVP and CFO (retired effective March 31, 2021)	$0	$0	0	$0	0	$0	0

Historical burn rates are showed under the heading “Share Incentive Plan – Annual Burn Rate”.

CEO’S COMPENSATION FOR 2021

Mr. Stothart was appointed as President and CEO effective March 1, 2020, and effective January 11, 2022, he stepped down from his role. Mr. Stothart did not receive a 2021 CIP or EIP award for 2021 as part of the agreed-upon severance arrangement.

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2021 Total Direct Compensation

In 2020, as a new CEO, Mr. Stothart’s base salary was set at $750,000, with a target CIP at 110% of salary and a target EIP of 220% of salary, resulting in a target total direct compensation of $3.2 million for 2020, including the one-year application of the Côté Gold incentive awards. Mr. Stothart’s compensation was deliberately set below the 25th percentile of target total direct compensation of CEOs in the Corporation’s Peer Group, and 25% below the prior CEO’s target total direct compensation, with the intention to phase-in compensation over a multi-year period to align with his growth into the role. In early 2021, as part of the annual review of CEO compensation, the Board approved the 2021 annual base salary at $900,000, with CIP and EIP targets reverting to previous CEO targets of 100% and 200% respectively, resulting in target total direct compensation of $3.6 million.

The table below details the target total direct compensation approved for Mr. Stothart for 2021 and 2020 as CEO.

	CEO Target Total Direct Compensation

	2021	2020	Percentage Change in Compensation

Base Salary	$900,000	$750,000	+20%

CIP at Target	$900,000 (100% of Salary)	$825,000 (110% of Salary)	+9%

EIP at Target	$1,800,000 (200% of Salary)	$1,650,000 (220% of Salary)	+9%

Total Direct Compensation	$3,600,000	$3,225,000	+12%

As noted above, Mr. Stothart stepped down from his role as CEO on January 11, 2022. He did not receive a CIP or EIP award for 2021 and the details of payments associated with the severance agreement are detailed in the summary compensation table.

2021 Accomplishments under the CEO’s Leadership

For a summary of the Corporation’s 2021 accomplishments under the CEO’s leadership, please see “Compensation Discussion and Analysis – Compensation Decisions Related to 2021 Performance – 2021 CIP Performance”.

Pay-for-Performance Alignment

The HRCC monitors the CEO’s compensation in relation to the value created for the shareholders, the Corporation’s performance over the most recently completed financial year and for the three to five previous years, as well as the CEO’s compensation relative to the compensation of the other CEOs amongst the Peer Group. While the Corporation would like to outline pay-for- performance alignment, given a CEO with less than 2 years of service, with no CIP or EIP awards for 2021 and the search for a new permanent CEO underway, there is limited data to run such analysis. It is expected that the illustrations of the CEO’s pay- for-performance alignment will be reintroduced in the future.

Annual pay-for-performance alignment simulations were completed by WTW, which indicated a ‘low concern’ for the ISS pay-for-performance evaluation for all three quantitative tests (Multiple of Median, Relative Degree of Alignment and Pay-TSR Alignment) and a ‘C’ score on the Glass Lewis evaluation, indicating full alignment between pay and performance of the Corporation. Furthermore, there have been no significant problematic pay practices identified by either proxy advisor.

Share Ownership

Mr. Stothart surpassed his Common Share ownership requirements as CEO of 3x salary prior to his departure from the Corporation. On December 31, 2021, his accumulated equity was 4.0x his base salary, as indicated below:

Outstanding Share Units(1)		Common Shares		Total Value $	Share Ownership Requirement $
#	$	#	$

528,000	$2,080,320	374,347	$1,474,927	$3,555,247 (4.0x Salary)	$2,700,000 (3x Salary)

(1)	At the closing price of $3.94 on December 31, 2021. Includes only Common Shares and unvested share units from EIP awards.

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SHARE PERFORMANCE GRAPHS

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2016, with the cumulative total return of the S&P/TSX Composite Index and the S&P/ TSX Global Gold Index for the five most recently completed financial years.

IAMGOLD Performance versus the Market

IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices

From December 31, 2016 to December 31, 2021

$200$150$100$50$012/31/2016 12/31/2017 12/31/2018 12/31/2019 12/31/2020 12/31/2021 IAMGOLD Corporation $100 $141 $97 $93 $90 $76 S&P/TSX Composite Index $100 $109 $99 $122 $129 $161 S&P/TSX Global Gold Index $100 $101 $98 $138 $169 $160 IAMGOLD Corporation 41% -32% -3% -4% -16% S&P/TSX Composite Index 9% -9% 23% 6% 25% S&P/TSX Global Gold Index 1% -3% 41% 22% -5%

The graph below illustrates the total cumulative return on a $100 investment in the Corporation’s share over the period of December 31, 2016, to December 31, 2021, compared with the cumulative total return of the S&P/TSX Global Gold Index during the same period, along with total compensation awarded to the CEO as well as the total compensation awarded to all the NEOs, over the same period and as disclosed in the “Summary Compensation Table”.

Change in CEO’s and NEO’s Total Compensation versus IAMGOLD Cumulative Value of $100 Investment

From December 31, 2016 to December 31, 2021

$200$150$100$50$012/31/2016 12/31/2017 12/31/2018 12/31/2019 12/31/2020 12/31/2021 IAMGOLD (IMG-T) $100 $141 $97 $93 $90 $76 S&P/TSX Composite $100 $109 $99 $122 $129 $161 S&P/TSX Global Gold $100 $101 $98 $138 $169 $160 NEO Compensation (SCT) $100 $107 $85 $80 $66 $65 CEO Compensation (SCT) $100 $116 $100 $90 $60 $55 IAMGOLD (IMG-T)-% Change 41% -32% -3% -4% -16% S&P/TSX Composite-% Change 9% -9% 23% 6% 25% S&P/TSX Global Gold-% Change 1% -3% 41% 22% -5% NEO Compensation (SCT)-% Change 7% -20% -6% -17% -2% CEO Compensation (SCT)-% Change 16% -14% -9% -34% -8%

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SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Named Executive Officers(1)	Year	Salary ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Annual Incentive Plans(4) ($)	Long-term Incentive Plans ($)	Pension Value(5) ($)	All Other Comp.(6) ($)	Total Comp. ($)

P. Gordon Stothart CEO	2021	900,000	0	0	0	–	29,210	1,602,325	2,531,535
	2020	719,231	877,800	300,759	745,000	–	27,830	67,327	2,737,947
	2019	550,000	752,400	0	430,100	–	26,500	57,460	1,816,460

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO (appointed March 29, 2021)	2021	376,923	495,287	167,531	183,109	–	19,223	25,617	1,267,689
	2020	–	–	–	–	–	–	–	–
	2019	–	–	–	–	–	–	–	–

Craig MacDougall EVP, Growth	2021	485,000	537,602	181,917	238,475	–	16,691	49,847	1,509,533
	2020	469,380	380,380	134,823	327,000	–	15,903	36,298	1,363,784
	2019	450,000	475,200	0	275,681	–	15,560	35,939	1,252,380

Oumar Toguyeni SVP, International Affairs and Sustainability	2021	395,000	379,626	128,345	168,325	–	14,605	313,536	1,399,438
	2020	380,417	275,880	93,339	235,000	–	13,915	396,154	1,394,705
	2019	358,502	225,746	0	179,229	–	0	276,036	1,039,514

Bruno Lemelin SVP, Operations and Projects	2021	450,000	432,419	146,329	191,763		21,908	74,462	1,316,880
	2020	405,344	338,580	114,081	285,000	–	20,873	45,899	1,209,776
	2019	347,288	252,100	0	200,153	–	20,423	58,570	878,534

Carol Banducci Former EVP and CFO (retired March 31, 2021)	2021	117,974	0	0	0	–	6,489	421,568	546,030
	2020	486,875	430,540	147,268	383,000	–	23,548	54,559	1,525,790
	2019	475,000	580,800	0	322,406	–	23,041	50,389	1,451,636

(1)

All NEOs receive their compensation in Canadian dollars. Mr. Stothart was appointed CEO effective March 1, 2020, and stepped down from the role of President and CEO on January 11, 2022. Ms. Banducci retired as CFO effective March 31, 2021. Ms. Dimitrov was appointed EVP and CFO effective March 29, 2021, and took on an expanded role of EVP, Strategy and Corporate Development, and CFO effective December 14, 2021.

(2)

Represents the total market value of performance-based unit EIP award, other than options, on the grant date. The HRCC grant decisions were based on granting a dollar value and then a corresponding number of units. The value of the units granted is determined by multiplying the number of units by the fair value which is the closing price of an IAMGOLD Common Share on the TSX on the date of the grant. In 2021, the number of units was determined using $4.09 which is the 20-day volume-weighted average closing price ending March 14, 2022. In 2020, the number of units was determined using $4.39 which is the 20-day volume-weighted average closing price ending February 12, 2021. For 2021, the grant date was March 15, 2022, and the fair value was $4.03. For 2020, the grant date was February 22, 2021, and the fair value was $4.18. For 2019, the grant date was March 27, 2020, and the fair value was $3.30.

(3)

Represents the option value granted to the executive officers. The Black-Scholes model is used to calculate the value of the options. The 2021 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 53.12%, dividend yield – 0%, interest rate – 1.78%, expected life – 5 years and exercise price $4.02 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (March 15, 2022) and a fair value of $1.89. The 2020 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 57.07%, dividend yield – 0%, interest rate – 0.64%, expected life – 5 years and exercise price $3.99 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (February 19, 2021) and a fair value of $2.07. No options were granted for 2019.

(4)	Represents the CIP bonuses paid to the NEOs. 2021 Bonuses were calculated and awarded as described in the CIP section above. CIP bonuses are paid in the first quarter of the following year.
(5)	Represents the employer contributions to the executive officers’ pension plan.
(6)

Includes employer contributions to the Share Purchase Plan, additional disability insurance premium available exclusively to the NEOs and perquisites. For Mr. Stothart, employer contributions to the Share Purchase Plan were $33,750 and additional disability insurance premiums were $59,055. Mr. Stothart also received a lump-sum severance payment of $1,500,000 in 2022 as settlement for 2021 and 2022 annual incentive owed to him as part of his employment terms, of which the total amount has been included in 2021 compensation. For Ms. Dimitrov, employer contributions to the share purchase plan were 13,923 and additional disability insurance premiums were $7,826. For Mr. MacDougall, employer contributions to the Share Purchase Plan were $18,187 and additional disability insurance premiums were $19,050. For Mr. Toguyeni, employer contributions to the Share Purchase Plan were $14,813, additional disability insurance premiums were $10,626 USD, expatriate premiums including completion bonuses were $236,455, and living expenses paid for by IAMGOLD were 19,484,928 XOF. For Mr. Lemelin, employer contributions to the Share purchase Plan were $16,875, additional disability insurance premiums were 8,559. For Ms. Banducci, employer contributions to the Share Purchase Plan were $4,424 and she received severance payments in 2021 totaling $356,376.

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Cost of Management

The table below shows the link between the Corporation’s performance and the NEO’s compensation by comparing the Total Cost of the NEOs’ compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs’ Compensation(1)	As a % of Operating Cash Flow	As a % of Total Equity

2021	$8,025,076	2.2%	0.3%

2020	$8,232,002	1.8%	0.3%

2019	$9,949,536	2.1%	0.3%

2018	$10,597,134	4.3%	0.3%

(1)

“Total Cost of NEO’s Compensation” represents the total compensation as disclosed in the Summary Compensation Table. Only the five current NEOs at the end of each year are included in the “total cost of NEO’s compensation” figure above.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based and full value share-based awards held by the NEOs and outstanding as at December 31, 2021. The value of these awards is calculated using the closing market Common Share price on the TSX of $3.94 as of December 31, 2021, the last trading day of 2021.

	Option-based Awards						Share-based Awards

Named Executive Officers	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Vested Common Shares or Units of Common Shares not yet Paid or Distributed

P. Gordon Stothart	110,000	$2.99	11-Mar-2022	$104,500	528,000	$2,080,320	$0
	160,000	$3.26	23-Feb-2023	$108,800
	232,600	$5.24	28-Feb-2024	$0
	158,800	$6.86	26-Feb-2025	$0
	170,000	$4.74	25-Feb-2026	$0
	145,000	$3.99	22-Feb-2028	$0

Total	976,400			$213,300	528,000	$2,080,320	$0

Daniella Dimitrov	55,000	$3.83	29-Mar-2028	$6,050	75,000	$295,500	$0

Total	55,000			$6,050	75,000	$295,500	$0

Craig MacDougall	42,000	$2.99	11-Mar-2022	$39,900	295,000	$1,162,300	$0
	56,000	$3.26	23-Feb-2023	$38,080
	104,000	$5.24	28-Feb-2024	$0
	85,300	$6.86	26-Feb-2025	$0
	120,000	$4.74	25-Feb-2026	$0
	65,000	$3.99	22-Feb-2028	$0

Total	472,300			$77,980	295,000	$1,162,300	$0

Oumar Toguyeni	8,800	$3.26	23-Feb-2023	$5,984
	33,000	$5.24	28-Feb-2024	$0
	25,600	$6.86	26-Feb-2025	$0	183,198	$721,800	$0
	30,406	$4.74	25-Feb-2026	$0
	45,000	$3.99	22-Feb-2028	$0

Total	142,806			$5,984	183,198	$721,800	$0

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Bruno Lemelin	14,400 18,900 17,900 29,867 55,000	$3.26 $5.24 $6.86 $4.74 $3.99	23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026 22-Feb-2028	$9,792 $0 $0 $0	205,320	$808,961	$0

Total	136,067			$9,792	205,320	$808,961	$0

Carol Banducci	100,000 164,200 117,600 125,000 71,000	$3.26 $5.24 $6.86 $4.74 $3.99	23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026 22-Feb-2028	$68,000 $0 $0 $0 $0	349,000	$1,375,060	$0

Total	577,800			$68,000	349,000	$1,375,060	$0

The table below shows the aggregate value of options and full value share-based units that vested during 2021. For the options, the value was computed by calculating the difference between the market price at vesting and the exercise price at the time of grant. For the full value share-based units, the value was determined by multiplying the number of units vested by the market value of the underlying Common Shares at the vesting date.

Value of Vested or Earned Awards during the Year

Named Executive Officers	Option-Based awards – Value vested during the year(1)	Share-Based awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)

P. Gordon Stothart CEO	$24,000	$331,006	$0

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO	$0	$0	$183,109

Craig MacDougall EVP, Growth	$10,500	$177,567	$238,475

Oumar Toguyeni SVP, International Affairs and Sustainability	$3,300	$159,848	$168,325

Bruno Lemelin SVP, Operations and Projects	$2,700	$111,592	$191,763

Carol Banducci Former EVP and CFO	$15,000	$245,050	$0

(1)

Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2021 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price. For the February 23, 2021 vesting, the February 23, 2021 closing market price of $4.01 was used and the exercise price was $3.26. The February 25, 2021, the February 26, 2021, and the February 28, 2021 vesting were not in-the-money.

(2)	Calculated using $3.77 which was the closing market price of a Common Share on the TSX on February 26, 2021 the date at which share-based units have vested during 2021.

(3)	Non-equity incentive plan compensation includes the amount of the CIP awards earned by NEOs for the noted year and paid in the following year.

Options Exercised in 2021

Ms. Banducci exercised the following options in 2021:

Grant date	Number of Options	Exercise Price ($)	Gain ($)

February 25, 2015	110,000	$2.99	$104,648

Total			$104,648

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PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all Canadian salaried employees. Executive officers participate on an equal basis with salaried employees with respect to the terms, conditions, rights and benefits under the pension plan. Notwithstanding any contribution made by an executive officer, each executive officer receives a contribution from the Corporation of at least 5% of base salary. In addition, for every contribution the executive officer makes, the Corporation contributes an additional 50% of the executive officer’s contribution, up to a maximum of 3%. The Corporation thus contributes a total maximum of 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions and are deposited into investments designated by each individual executive officer.

Named Executive Officers	Accumulated value at start of year	Compensatory	Accumulated value at year end

P. Gordon Stothart CEO	$446,132	$29,210	$526,437

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO	–	$19,223	$27,568

Craig MacDougall EVP, Growth	$302,427	$16,691	$356,602

Oumar Toguyeni SVP, International Affairs and Sustainability	$281,383	$14,605	$356,033

Bruno Lemelin SVP, Operations and Projects	$72,631	$21,908	$118,327

Carol Banducci Former EVP and CFO	$577,572	$6,489	$707,384

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into executive employment agreements with each of the NEOs (the “Employment Agreements”). The Employment Agreements describe the terms and conditions under which the NEOs have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

•

Ms. Banducci gave notice of retirement to the Corporation and retired effective March 31, 2021. The Corporation will    pay in 24 equal monthly installments a cash allowance made of: pro-rated CIP award for the portion of the financial year worked up to the retirement date, one year base salary and one full year of CIP calculated as the average CIP award in the previous two financial years. All unvested EIP that has not expired or vested continues to vest, be issuable and expire in accordance with the terms of the original grant, all Share Purchase Plan contributions held in trust shall be paid to Ms. Banducci and benefits continue for 24 months subject to the terms of the benefit plans.

•

Mr. Stothart stepped down as CEO on January 11, 2022. As per the terms of his employment agreement, he will receive continuation of payment of base salary for 24 months. A one-time payment of $1,500,000 was made in settlement of all short-term incentive payments during the severance period. Health benefits continue for 24 months, subject to the terms of the benefit plans. Share-based and Option awards continue to vest per the regular schedule and long-term incentive grants in respect to 2021 and 2022 cease immediately.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during their employment with the Corporation confidential and refrain from using such proprietary or confidential information to the detriment of the Corporation. As well, during their employment with the Corporation and for 12 months thereafter, the NEOs may not engage in any business activity in competition with the business of the Corporation, and they may not solicit or attempt to retain or hire any employee of the Corporation. Given the serious and immediate harm that would be caused to the Corporation if an NEO were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any other remedy it may have at law.

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The following table sets out the estimated incremental payments to the NEOs, individually and in the aggregate, in the event of termination without cause, constructive termination, termination following a change of control and retirement, as if such event occurred on December 31, 2021 (and in the case of a change of control, assuming change of control compensation was payable) and based on the employment contracts that were effective at that date.

Terminations of employment due to resignation, termination for cause, permanent disability or death do not trigger incremental payments. Values represent a lump sum in terms of severance payments and the estimated cost of benefits and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last trading day of the year. Members of the HRCC are aware of and understand the long-term implications of the Employment Agreements and the limitations they impose on changing compensation.

Event	P. Gordon Stothart	Daniella Dimitrov	Craig MacDougall	Oumar Toguyeni	Bruno Lemelin

Termination without Cause

Severance	$2,975,100	$1,715,000	$1,572,681	$903,172	$1,038,865

Equity	$354,600	$0	$0	$0	$0

Benefits	$152,324	$94,702	$141,429	$58,019	$73,731

Total	$3,482,024	$1,809,702	$1,714,110	$961,191	$1,112,596

Change in Control

Severance	$2,975,100	$1,715,000	$1,572,681	$903,172	$1,038,865

Equity	$2,080,320	$301,550	$1,162,300	$721,800	$808,961

Benefits	$152,324	$94,702	$141,429	$58,019	$73,731

Total	$5,207,744	$2,111,252	$2,876,410	$1,682,991	$1,921,557

Retirement

Severance	$900,000	$279,300	$363,750	$256,750	$292,500

Equity	$0	$0	$0	$0	$0

Benefits	$9,202	$8,957	$9,202	$9,741	$10,023

Total	$909,202	$288,257	$372,952	$266,491	$302,523

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Termination Without Cause

Upon a termination of their employment with the Corporation on a without cause basis, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A constructive termination or dismissal is treated as a termination without cause.

Named Executive Officers	Terms

P. Gordon Stothart CEO

Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and two times the average CIP compensation earned in the preceding two financial years. Such payments cease after the first 12 months of termination upon the obtainment of new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Options or share-based units that would have vested within six months of termination shall vest immediately and, together with any options that were already vested, remain exercisable for 60 days while all other outstanding options or share-based units shall expire immediately.

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO Craig MacDougall EVP, Growth

Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two financial years. Such payments cease after the first 12 months of termination upon the obtainment of new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days and any non- exercisable options as of the date of termination expire immediately. All unvested share-based units shall be forfeited.

Oumar Toguyeni SVP, International Affairs and Sustainability Bruno Lemelin SVP, Operations and Projects

Either 18 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 18 months and the CIP the executive officer would have earned during the Severance Period (18 months), which shall be based on the average CIP compensation paid for the preceding two financial years. Such payments cease after the first 12 months of termination upon the obtainment of new employment. Benefits continue for 18 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days and any non-exercisable options as of the date of termination expire immediately. All unvested share-based units shall be forfeited.

Termination Without Cause following a Change of Control

Upon a termination without cause within 12 months following a change of control of the Corporation, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to elect a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. For greater clarity, the severance is not payable upon a mere change of control and is only payable if, within 12 months of the change of control, an NEO’s employment was terminated without cause or the NEO was constructively dismissed. While severance is based on a double trigger, equity awards do vest immediately upon change of control.

Named Executive Officers	Terms

P. Gordon Stothart CEO

A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months’ base salary plus two times average CIP earned in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised or unvested rights that are not then exercisable or vested shall immediately vest and be exercisable for 60 days.

Daniella Dimitrov EVP, Strategy and Corporate Development and CFO Craig MacDougall EVP, Growth

Continuation of payments they are entitled to in the case of a termination without cause (24 months’ base salary plus average CIP paid in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised or unvested rights that are not then exercisable or vested shall immediately vest and be exercisable for 60 days.

Oumar Toguyeni SVP, International Affairs and Sustainability Bruno Lemelin SVP, Operations and Projects

Continuation of payments they are entitled to in the case of a termination without cause (18 months’ base salary plus average CIP paid in the last two years). Benefits continue for 18 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised or unvested rights that are not then exercisable or vested shall immediately vest and be exercisable for 60 days.

Retirement

Retirement Terms

Retirement terms provide for a pro-rated CIP award for the portion of the financial year worked up to the retirement date. Share-based units held on the date of retirement continue vesting per their original schedule.

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DIRECTOR COMPENSATION

IAMGOLD directors’ compensation program aims to appropriately compensate the Corporation’s directors while aligning director compensation with the advancement of stakeholder interests. The Nominating and Corporate Governance Committee (“NCGC”), as part of its mandate, and the Board, consider director remuneration, in both structure and amount, relative to that of the Corporation’s Peer Group (consistent with those used to benchmark executive compensation) and the nature and extent of the responsibilities, risks and time commitment associated with a directorship of a large, publicly-traded, inter-listed corporation.

Directors’ compensation is comprised of an annual cash retainer and equity retainer, in the form of share units. Directors do not receive options and the Corporation does not provide any loans to directors. Directors can elect at the time of grant to defer the issue of the share units until retirement from the Board. The share units are currently granted on January 1st and vest on December 31st of the same year. In 2021, all directors elected to defer the issue of share units awarded for the year to their retirement from the Board.

2021 DIRECTORS’ COMPENSATION SUMMARY

	Cash	Equity

Annual Retainer – Chair	$225,000	$100,000

Annual Retainer – Other Board Members	$110,000	$70,000

Additional Retainer – Chair of Audit and Finance Committee (“AFC”), HRCC and Safety, Environment and Reserve Committee (“SERC”)	$25,000	n/a

Additional Retainer – Chair of the NCGC	$15,000	n/a

Additional Retainer – Chair and Members of the Côté Project Review Committee (“CPRC”)	$25,000	n/a

Fee when travel to attend a Board or Board Committee meeting exceeds four hours	$1,750	n/a

Ms. Bélanger, Chair of the Board, receives a total annual retainer of $325,000. Of such amount, with a view to fostering alignment between the interests of the Chair and those of Shareholders, $100,000 is received in the form of equity. In 2021, the equity portion of the retainer paid to each directors was granted January 1st and vested on December 31st, at a price equal to the volume-weighted average closing price of a Common Share for the 30 trading days preceding the date of grant. The rest of the retainer is received in cash. (Also see below under the heading “New in 2022”.)

Other than the Chair of the Board and members of management who serve as a director (who receive no additional compensation), each director receives an annual cash retainer of $110,000 and an annual equity grant equal to $70,000, subject to the same granting, vesting and pricing conditions as is paid to the Chair of the Board (as described above).

In recognition of the additional responsibilities, complexities and time commitment for chairing a Board Committee, in 2021, the Chair of each of the AFC, HRCC and SERC received an additional annual cash retainer of $25,000 and the Chair of the NCGC received an additional annual cash retainer of $15,000. Any director travelling in excess of four hours to attend either a Board or Board Committee meeting receives a fee of $1,750 per meeting. No attendance fee for a Board or Board Committee meeting is paid to directors. Directors may receive additional compensation in consideration for participation on other committees that may be established from time to time by the Board to oversee specific matters.

New in 2022

Beginning in 2022, the Board has adopted a new granting regime to align the timing of equity retainer awards to the director election cycle. On January 1, 2022, the Corporation granted equity equal to $23,100 vesting immediately. This is one-third of the $70,000 annual retainer and represents compensation for the first four months of the year. In May 2022, the Corporation will grant equity with a value of $70,000 vesting half on grant and half on November 2022 which is full-year compensation for May 2022 to May 2023. Annual grants will then occur in May of each year going forward.

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DIRECTOR COMPENSATION TABLE

The following table sets out all compensation payable to the Board for 2021.

Name	Fees Earned	Share-based awards (1)	Option-based awards	Non-equity incentive compensation	Pension value	All other compensation	Total Compensation

Donald K. Charter	$239,345	$103,090	–	–	–	$1,731(2)	$344,166

John E. Caldwell	$1,452	$0	–	–	–	–	$1,452

Mahendra Naik	$37,775	$72,166	–	–	–	–	$109,940

Timothy R. Snider	$136,750	$72,166	–	–	–	–	$208,916

Richard J. Hall	$164,957	$72,166	–	–	–	–	$237,122

Sybil E. Veenman	$37,775	$72,166	–	–	–	–	$109,940

Ronald P. Gagel	$159,798	$72,166	–	–	–	–	$231,964

Deborah J. Starkman	$121,059	$72,166	–	–	–	–	$193,224

Anne Marie Toutant	$136,750	$72,166	–	–	–	–	$208,916

Kevin Patrick O’Kane(3)	$32,731	$18,832	–	–	–	–	$51,563

Ann K. Masse(4)	$28,845	$17,280	–	–	–	–	$46,125

(1)

The number of units awarded is calculated using the volume-weighted average closing price for the 30 trading-days preceding the grant date. The date of grant was January 1, 2021 for directors except Mr. O’Kane and Dr. Masse who received prorated awards upon appointment to the Board. The grant value of the share-based awards was calculated by multiplying these numbers of units by the closing market Common Share price of the TSX on the date of grant. The grant date share price was $2.84 for Mr. O’Kane, $2.85 for Dr. Masse, and $4.67 for all other directors, who received an award on January 1, 2021.

(2)	The amount of $1,731 represents the benefits insurance premium paid by the Corporation in 2021 for Mr. Charter.

(3)	Mr. O’Kane was appointed to the Board on September 21, 2021.

(4)	Dr. Masse was appointed to the Board on October 1, 2021.

Similar to the earlier disclosure provided with respect to the NEOs, the following table sets forth the value vested during 2021 in respect of share-based awards made to directors.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

Name	Option-Based awards – Value vested during the year	Share-Based awards – Value vested during the year(1)	Non-equity incentive plan compensation – Value earned during the year

Donald K. Charter	–	$86,976	–

John E. Caldwell	–	$0	–

Mahendra Naik	–	$60,885	–

Timothy R. Snider	–	$60,885	–

Richard J. Hall	–	$60,885	–

Sybil E. Veenman	–	$20,685	–

Ronald P. Gagel	–	$60,885	–

Deborah J. Starkman	–	$60,885	–

Anne Marie Toutant	–	$60,885	–

Kevin Patrick O’Kane(2)	–	$26,126	–

Ann K. Masse(3)	–	$23,888	–

(1)

The value of the share-based awards vested for all directors is calculated using $3.94 which is the Corporation’s closing share price on the TSX on December 31, 2021, the last trading day of 2021. In 2021, all directors elected to defer the issue of share units awarded for the year to their retirement from the Board.

(2)	Mr. O’Kane was appointed to the Board on September 21, 2021.

(3)	Dr. Masse was appointed to the Board on October 1, 2021.

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The following table sets forth all share-based awards to directors, outstanding as at December 31, 2021.

OUTSTANDING SHARE-BASED AWARDS

		Share-Based Awards

Name	Option-Based Awards	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested	Market or payout value of Common Shares that have vested and not paid out or distributed(1)

Donald K. Charter	–	–	–	$86,976

John E. Caldwell	–	–	–	$0

Mahendra Naik	–	–	–	$0

Timothy R. Snider	–	–	–	$60,885

Richard J. Hall	–	–	–	$60,885

Sybil E. Veenman	–	–	–	$0

Ronald P. Gagel	–	–	–	$60,885

Deborah J. Starkman	–	–	–	$60,885

Anne Marie Toutant	–	–	–	$60,885

Kevin Patrick O’Kane(2)	–	–	–	$26,126

Ann K. Masse(3)	–	–	–	$23,888

(1)	The value of share-based awards was calculated using the Corporation’s closing share price on the TSX of $3.94 as of December 31, 2021, the last trading day of 2021.

(2)	Mr. O’Kane was appointed to the Board on September 21, 2021.

(3)	Dr. Masse was appointed to the Board on October 1, 2021.

DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and Shareholders’ interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chair of the Board) to be achieved within five years of becoming a director. See also “Board of Directors”.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional Common Shares should the value of the director’s holdings fall below the requirement. Only common shares and vested share units are included in the calculation towards achieving share ownership requirements. The higher of the purchase price or market value of Common Shares acquired is used to determine whether a director has initially achieved the share ownership requirement.

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DIRECTORS’ SHARE OWNERSHIP AS AT DECEMBER 31, 2021(1)

Name	# of Common Shares and Vested Share Units	Total Ownership(2)	Share Ownership Guidelines	Owned vs Guidelines	Owned vs 2021 Retainer

Donald K. Charter	363,742	$1,433,143	$600,000	2.4x	6.0x

Timothy R. Snider	232,070	$914,356	$300,000	3.0x	6.7x

Richard J. Hall	163,493	$644,162	$300,000	2.1x	3.9x

Ronald P. Gagel	69,934	$275,540	$300,000	0.9x	1.7x

Deborah J. Starkman(3)	15,453	$60,885	$300,000	0.2x	0.5x

Anne Marie Toutant(3)	30,453	$119,985	$300,000	0.4x	0.9x

Kevin Patrick O’Kane(4)	6,631	$26,126	$300,000	0.1x	0.8x

Ann K. Masse(5)	6,063	$23,888	$300,000	0.1x	0.8x

(1)	Value estimated at December 31, 2021 share price of $3.94 on the TSX, the last trading day of 2021. Only directors of the Board as of December 31, 2021 are included in the table above.

(2)

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on SEDI.

(3)	Mses. Starkman and Toutant were appointed to the Board on December 14, 2020. They each have 5 years after their appointment to meet their share ownership guidelines.

(4)	Mr. O’Kane has 5 years after his appointment as a director on September 21, 2021 to meet share ownership guidelines.

(5)	Dr. Masse has 5 years after her appointment as a director on October 1, 2021 to meet share ownership guidelines.

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SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Share Unit Plan (formerly the Deferred Share Plan) and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan (the relevant participants referred to below as “Participants”).

Set out below is a summary of certain provisions of the Share Incentive Plan, which summary is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out below, is presented as at December 31, 2020. On March 17, 2021, the Board approved the following amendments to the Share Incentive Plan in accordance with the amendment procedures in the Share Incentive Plan:

•	amendments that were of a housekeeping nature, including amending the wording of certain provisions of the Share Incentive Plan for the purpose of clarifying their meaning;

•	amendments with respect to the administration or implementation of the Share Incentive Plan, such as:

•

removing the ability of the HRCC to grant options to an Eligible Director who is not also an employee or officer of the Corporation or of a designated affiliate upon his or her initial appointment or election as a director of the Corporation or a designated affiliate;

•	permitting the HRCC to grant awards of units under the Deferred Share Plan and updating the title of the Deferred Share Plan to the Share Unit Plan;

•

providing that, in the event of a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity, upon the settlement of any awards granted under the Share Unit Plan (formerly the Deferred Share Plan) the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had settled the award immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such award shall be settled; and

•	providing for a cashless exercise feature with respect to the exercise of options under the Share Option Plan.

SHARE INCENTIVE PLAN MAXIMUM

The following table sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as at December 31, 2021 that this figure represents.

	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant

Share Purchase Plan, Share Bonus Plan, and Share Unit Plan(1)	14,581,859 (3.1%)	6,895,016 (1.4%)	7,686,843 (1.6%)

Share Option Plan(1)	7,834,571 (1.6%)	5,119,591 (1.1%)	2,714,980 (0.6%)

	22,416,430 (4.7%)	12,014,607 (2.5%)	10,401,823 (2.2%)

(1)

In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Unit Plan (formerly the Deferred Share Plan), the Share Purchase Plan and the Share Bonus Plan (awards under these plans are also known as “full value awards”), and (ii) under the Share Option Plan (awards under this Plans are also known as “option awards”). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below provides information as of December 31, 2021 regarding compensation plans under which equity securities of the Corporation are authorized for issuance. Each of the equity compensation plans listed in the table below are described in the following sections: “Statement of Executive Compensation – Share Incentive Plan – Share Purchase Plan; Share Unit Plan; Share Option Plan”.

Equity Compensation Plans Approved by Security holders(1)	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term

Share Option Plan	5,119,591	$4.82	2,714,980	3.50

Share Unit Plan (formerly the Deferred Share Plan)	6,895,016	$0	7,600,536	n/a

Share Purchase Plan	–	$0	86,307	n/a

(1)	All of the Corporation’s equity compensation plans have been approved by the Corporation.

ANNUAL BURN RATE

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed financial years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year (calculated in accordance with the CPA Canada Handbook).

	2021 Burn Rate	2020 Burn Rate	2019 Burn Rate

Share Unit Plan (formerly the Deferred Share Plan)	0.54%	0.67%	0.43%

Share Option Plan	0.23%	0.00%	0.30%

Share Bonus Plan(1)	–	–	–

Share Purchase Plan(1)	–	–	–

(1)	There have been no issuances during the fiscal year for these plans.

INSIDER LIMITATIONS

The Share Incentive Plan provides that in no event shall any security-based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security-based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii)	the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of Common Shares and/or options per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board).

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SHARE PURCHASE PLAN

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (which excludes non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to Participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation.

In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which, therefore, could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan, Common Shares equal in number to the number of Common Shares purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75% of the Participant’s contribution until the Participant’s contribution reaches 5% of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75% of a Participant’s basic annual remuneration.

Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause and, in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the Participant. If there is a take-over bid (within the meaning of the Securities Act) made for the Common Shares, then the HRCC may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the Participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

SHARE BONUS PLAN

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no consideration.

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SHARE UNIT PLAN

The Share Unit Plan (formerly the Deferred Share Plan) permits the HRCC to grant awards of Common Shares to Participants as a discretionary bonus. Under the Share Unit Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Share Unit Plan will be determined by the HRCC at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Share Unit Plan and issue or deliver any Common Shares issuable or deliverable under the Share Unit Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan or as otherwise determined by the HRCC, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Share Unit Plan and any entitlement to receive Common Shares thereafter under the Share Unit Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan or otherwise determined by the HRCC, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive any Common Shares under the Share Unit Plan will terminate with effect as of the date of death of such Participant.

SHARE OPTION PLAN

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

1.

in the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

2.

in the case of an eligible director who is not also an eligible employee, a director of the Corporation or designated affiliate and has been such a director continuously since the date of grant of the option; and

3.

in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding. If options granted under the Share Option Plan are surrendered, terminate or expire without being exercised on whole or in part, new options may be granted covering the Common Shares not purchased under such lapsed options.

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If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the option, such Participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such Participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option. If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any Option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

BLACKOUT PERIODS

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

ASSIGNABILITY

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

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AMENDING PROVISIONS

The Board may, without Shareholder approval, make the following amendments to the Share Incentive Plan:

1.	any amendment of a “housekeeping” nature,

2.

any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan,

4.

other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.

any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan,

6.	any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.

any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In all other circumstances, Shareholder approval is required to amend the Share Incentive Plan. Amendments requiring Shareholder approval include:

1.

any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

2.

any amendment which would change the number of days set out in section 4.13 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

3.	any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

4.	any amendment which extends the expiry date of an option other than as then permitted under the Share Incentive Plan,
5.

any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan, any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

6.	any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

7.	any amendment to increase the limits on awards issued to non-employee directors (as described in greater detail above under “Insider Limitations”), and

8.	any amendment to the amending provisions of the Share Incentive Plan.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is committed to a high standard of corporate governance, which the Board recognizes as being important for the successful operation of the business, the preservation of IAMGOLD’s reputation and the creation and protection of stakeholder value, all of which are in the long-term best interests of the Corporation.

The NCGC oversees, among other things, IAMGOLD’s continued compliance with the corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those suggested by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation adopts other corporate governance practices, as appropriate for the Corporation, consistent with its high standard of governance.

IAMGOLD is listed on, and complies with the requirements of, the TSX and the NYSE and complies with the corporate governance and other requirements of Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer” for purposes of the securities regulatory requirements of the United States.

This Statement of Corporate Governance Practices has been prepared under the supervision of the NCGC and approved by the Board.

KEY GOVERNANCE ATTRIBUTES

As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following effective governance structures and attributes:

1.

a renewal or refreshment guideline adopted by the Board that recommends the average tenure of the Board not exceed ten years, the length of time for any chair of the Board not exceed 10 consecutive years and the length of time for any chair of a Board committee not exceed ten consecutive years, with a view to ensuring a balance between the input and ideas of new directors and the continuity and experience of longer, established directors;

2.

in respect of the election of directors, elections are held at least annually, individual directors are nominated, as opposed to a slate of directors, and the Corporation has a majority voting policy in non-contested elections, as further described under the heading “Majority Voting”;

3.

in respect of the election of directors, the Corporation has an advance notice by-law that requires adequate notice be given by any Shareholder seeking to nominate directors for election to the Board and adequate disclosure of information with respect to any such director nominees, as would be provided in a management information circular – such by-law provides Shareholders with a reasonable opportunity to evaluate all director nominees, whether nominated by management or by any other Shareholder, so that all Shareholders can make an informed vote with respect to any director nominee;

4.	a Shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

5.

a Shareholder engagement policy that provides for regular, open and constructive dialogue directly with the Board and executive management, so that the Board and executive management has first-hand the views of Shareholders on matters important to them, including on any matter that was voted on at a formal meeting of Shareholders, and a Board and executive management that is responsive to Shareholder concerns;

6.	a Board that is currently comprised 100% of independent directors;

7.	no interlocks between either directors or directors and executives on other boards of directors;

8.

consistent with its view on diversity, and with respect to the representation of women on the Board, the Board has set a minimum target of the greater of: (i) two female directors; and (ii) a Board comprised of 30% female directors – the Board currently includes four women or 50% of all directors and is expected to be comprised as such following the Meeting;

9.

actively considered Board renewal to ensure that, in addition to a diversity of representation and views on the Board, fresh perspective is maintained on the Board – each of the directors nominated for election at the Meeting have joined the Board in the period since December 2020;

10.

conscientious and committed Board members, as demonstrated by approximately 100% director attendance at Board and committee meetings in 2021, and regular, informal, inter-meeting participation in the business of the Corporation, as required to ensure a continued effective level of oversight of the management of the business;

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11.

in addition to approximately 100% attendance for each director at Board and committee meetings for which they are members of, no director sits on a number of other boards of directors that might in any way compromise their expected commitment to the Corporation’s affairs;

12.

regular in camera (non-management, non-affiliated, independent directors only) Board and committee discussions, during which, among other things, decisions on management’s recommendations and material matters are made;

13.	all standing committees of the Board – the AFC, HRCC, NCGC, RRC, and SC – are comprised entirely of independent directors;

14.

given the importance of ESG to the Corporation’s activities, globally, the oversight by the full Board of management’s initiatives in ESG advancement and risk management, particularly, the oversight of management’s implementation of the Zero Harm® framework adopted by the Board in dealing with all of the Corporation’s stakeholders, and comprehensive reporting, annually, on the Corporation’s ESG initiatives in the form of a stand-alone sustainability report (which can be accessed at: http://hss.iamgold.com/);

15.

given the importance of the Côté Gold development project to long-term value creation for the Corporation’s stakeholders, a special committee, the Côté Project Review Committee (the “CPRC”), formed by the Board to specifically oversee management’s execution of the development and construction of the project, before commercial production, and comprised entirely of independent directors with relevant technical expertise – the CPRC meets with management on, at least, a monthly basis to review and discuss schedules and expenditures;

16.

an effectively performing Board, as measured by regular, at least annual, Board and individual director performance assessments, an effective Board size and a broad diversity of skills, knowledge and experiences at the Board that provide for a broad diversity of views, while not compromising efficient decision-making;

17.

written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy in light of the Corporation’s business and, collectively, provide an effective framework for a high standard of governance and oversight of the Corporation’s business;

18.	the roles of Chair and CEO of the Corporation are distinct and separate individuals hold such positions;

19.

the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC in order to maintain the independence of the external auditor and such fees do not approximate audit or audit- related fees;

20.

the requirement that any work done by the compensation consultant that advises the HRCC for management and fees associated with such work be pre-approved by the HRCC in order to maintain the independence of such compensation consultant;

21.	each director elected by the Shareholders serves for a one year term, ending on the date of the next meeting of Shareholders at which directors are elected;

22.	the Chair does not have an additional, tie-breaking vote in the event that directors’ votes are evenly split on a particular matters;

23.	a single class share capital structure, consisting only of Common Shares, having equal voting rights and other privileges amongst them;

24.

a compensation model that fully supports pay-for-performance based on the achievement of measurable, risk-adjusted objectives and metrics, and creates a tangible incentive for management to drive the creation of long-term shareholder value through EIP awards;

25.

a compensation program without problematic pay practices, owing to the inclusion of various restrictions, such as express limitations on the participation of non-executive directors in equity-based compensation, a prohibition on option repricing and, generally, Shareholder approval being required for any amendment to the equity-based Share Incentive Plan of    the Corporation that institutional proxy advisors recommend shareholders approve, such as any increase in the equity available for grants or extension of the expiry of grants;

26.

with respect to equity-based compensation, a policy that prohibits executive officers and directors from hedging against any decrease in the value of the Corporation’s Common Shares, to ensure continued alignment of the interests of management and the Board with the interests of Shareholders;

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27.

a compensation policy that “claws back” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud, and reserves the Corporation’s right to pursue the executive involved for additional damages and/or take further disciplinary action against the executive up to and including dismissal for cause when fraud is involved;

28.

a director compensation program that does not pay excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of Shareholders and toward those of management, and does not have any other problematic pay practice that could compromise the independence of directors;

29.

executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses or equity- related compensation, irrespective of performance, nor change of control and cash severance arrangements that are “single-triggered” (upon a mere change of control, without further actual or constructive termination or dismissal from employment);

30.	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of Shareholders;

31.	director and executive succession planning processes to develop and maintain a deep pool of talent within the Corporation and ensure continued effective management;

32.

a recruitment and nominating process for directors that specifically recognizes the benefits of a broad diversity of views achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, experience, race, ethnicity, gender, disability or otherwise the selection of new Board members, and the continuation of other Board members or Board renewal, being based on the knowledge, skills, experience, competencies and performance required to fulfill the Board’s mandate, with performance being regularly, at least annually, evaluated by the NCGC and the Board;

33.	a continued focus by the NCGC and the Board on female representation on the Board, in executive management and throughout the organization;

34.

a written diversity policy that reinforces the commitment to diversity among the Board, executive management and the organization of the Corporation generally, the prohibition against discrimination on the basis of arbitrary factors and the commitment to determining nominations, appointments and advancement based on objective merit and performance, while factoring diversity into the assessment; and

35.	detailed, timely disclosure of voting results with regard to all matters submitted to Shareholders for a vote at Shareholder meetings.

NOMINATION OF DIRECTORS

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the needs of the Corporation. In making recommendations regarding nominees, the NCGC considers among other things:

1.	the mix of skills, competencies and experience required in light of IAMGOLD’s strategy, principal risks, and operational, organizational and financial requirements;

2.	the independence of each director and the Board as a whole;

3.	the performance of incumbent directors;

4.	the diversity of the Board;

5.	other mining and public company directorships;

6.	the time commitment required of a director; and

7.	an appropriate board size to facilitate effective decision-making.

Before being proposed for election by Shareholders, director nominees are required by the NCGC to have fully understood the roles and responsibilities of a director, the Board and its committees, and the contribution that individual directors are expected to make. The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees.

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Any Shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chair of the NCGC, through the Corporate Secretary of the Corporation, at: corporatesecretary@iamgold.com.

For additional details with respect to the Corporation’s Collaboration Agreement with RCF and the nomination rights of RCF, see “Board of Directors – Collaboration Agreement”.

NCGC Process for Identifying and Evaluating Director Candidates

Assessment NCGC assesses skills and characteristics of Board members in context of business strategy Analysis NCGC conducts analysis to determine current and future gaps and needs in Board composition. Development Candidate list is developed with recommendations by directors, management and/or Shareholders. Interviews NCGC screens potential candidates, conducts interviews and screens for independence and potential conflicts. Recommendation Successful nominees recommended to the Board by the NCGC. Selection Board evaluates and selects nominees to the Board.

The NCGC is authorized to engage professional search firms at the Corporation’s expense to assist with the identification, evaluation and due diligence on potential nominees for Board vacancies. In 2021, the Corporation retained a professional third- party search firm, that was selected through a competitive tender process, to assist with identifying potential nominees to the Board and performing appropriate due diligence on such candidates.

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BOARD SKILLS

In recommending suitable nominees for election to the Board, the NCGC, primarily, seeks candidates that have previous senior executive experience, either as chief executive officers, chief financial officers, chief operating officers, or other members of the C-suite, in mining or other industry sectors. In addition to senior executive, leadership experience in mining or other industries, in making its recommendation of director nominee, the NCGC considered competencies, skills and experience in the following specific areas (the following comprise the Board skills matrix):

BOARD SKILLS	DIRECTORS

	Ian Ashby	Maryse Bélanger	Peter O’Hagan	Kevin O’Kane	Ann Masse	David Smith	Deborah Starkman	Anne Marie Toutant

Accounting and Audit

Corporate Governance

Corporate Finance

Human Resources Management and Compensation

Environmental / Health Safety / Corporate Social Responsibility

Executive leadership/ strategic planning

Government / International Relations

Information Technology / Cyber Security

Legal / Compliance / Regulatory

Marketing / Communications / Investor Relations

Risk Oversight

Mergers and Acquisitions

Mine Engineering

Mineral Exploration

Mine Operations

Project Development

Scale: Some     Moderate     Extensive

The Board skills matrix is confirmed on at least an annual basis in light of the then current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

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DIVERSITY, INCLUSION AND TENURE

Board of Directors

IAMGOLD values the benefits that diversity can bring to the Board. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and improves oversight, decision-making and governance. Diversity on the Board also demonstrates IAMGOLD’s commitment to diversity at all levels within the Corporation. IAMGOLD is committed to fostering an inclusive culture based on merit and free of conscious or unconscious bias. At all times, IAMGOLD seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which IAMGOLD operates.

When assessing the composition of the Board, the principal focus is on ensuring the Board has the diverse experiences, skills and backgrounds needed to oversee collectively the business of IAMGOLD and the Corporation takes a balanced approach when considering the extent to which personal characteristics are taken into account. The Board, as currently comprised, includes a diversity of skills and experience in the areas referenced above in the Board skills matrix.

Each director and director nominee is highly qualified to serve as a director of the Corporation. Each has demonstrated his or her merit through the knowledge, skills, and experience he or she brings to the Board and his or her ongoing performance in service to the Corporation. The Board’s diversity is a necessary component of its collective effectiveness. The NCGC considers, among other types of diversity, the level of representation of women, Aboriginal persons, persons with disabilities, and members of visible minorities (collectively, the “Designated Groups”) on the Board when determining director nominees. Where Board renewal or expansion of the Board is being considered, the NCGC emphasizes the identification of qualified candidates that will enhance the Board’s effectiveness through diversity, and prioritizes their selection within the context of the knowledge, skills and experiences the Board requires.

Consistent with its view on diversity, and with respect to the representation of women on the Board, the Board has set a minimum target of the greater of: (i) two female directors; and (ii) a Board comprised of 30% female directors. The Board currently includes four women or 50% of all directors and 100% of the Board is comprised of independent directors, and is expected to be comprised as such following the Meeting. There are currently no Aboriginal persons, visible minorities, or persons with disabilities sitting on the Board. The Board expects that, as part of its normal renewal process in the coming years, some current directors will choose to step down from the Board and new directors will be added. In terms of renewal or refreshment, the Board has adopted a guideline that recommends the average tenure of the Board not exceed 10 years, the length of time for any chair of the Board not exceed 10 consecutive years and the length of time for any chair of a Board committee not exceed 10 consecutive years, all with a view to ensuring a balance between the input and ideas of new directors and the continuity and experience of longer, established directors. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the period since December 2020 (See above under the heading “Board of Directors”).

The Board believes that director nominations and executive appointments should be made, and should be perceived as being made, on the objective merits of the candidates, which would include diversity among the factors taken into consideration, and having fixed targets could impede the application of this principle. Through the Diversity Policy (see below under the heading “Statement of Corporate Governance – Diversity, Inclusion and Tenure – Diversity Policy”), the Corporation has established a framework that will enable the evolution of a diverse Board, executive management, and corporate organization generally, as a more sustainable approach to improving diversity.

Executive Management

The Board also recognizes the benefits of a diversity of views among executive management, which has direct responsibility for the day-to-day management of the Corporation. Currently, among the 25 executive management positions at IAMGOLD, including among its major subsidiaries, three positions (12%) are held by women, and three positions (16%) are held by a member of    a visible minority. Currently, no Aboriginal persons or persons with disabilities occupy executive management positions. While merit, qualifications and performance are fundamental considerations in recruitment and appointment, the Board considers, among other types of diversity, the level of representation of Designated Groups, together with the level of overall diversity in the Corporation, among executive management when making or approving executive management and other appointments. The Corporation does not have a target for the number of members of Designated Groups among members of executive management. (See “Board of Directors” above for additional information).

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IAMGOLD Diversity

As a global company, IAMGOLD is committed to DEI where at all of its operations, and with whomever it does business. The Corporation strives to be a diverse, equitable and inclusive workplace where its personnel feel empowered to bring their full, authentic selves to work. To do this, the Corporation has created a DEI Steering Committee led by executive leaders to provide strategic direction for this initiative within the organization, to help maintain focus and to drive positive results for IAMGOLD while creating more opportunities. Also, to ensure that these actions are core to the way it operates as a business, IAMGOLD has embedded DEI-specific metrics within the enterprise-wide short-term incentive program as a performance driver for 2022, including the establishment of annual gender representation targets to achieve a minimum of 20% female representation by 2030.

To further drive DEI across its operations, IAMGOLD has invested in key community partnerships, including the Canadian Board Diversity Council, which advances diversity on Canada’s boards through research, network building, board training and best practice education. IAMGOLD’s partnership with the Canadian Centre for Diversity Inclusion (CCDI), International Women in Mining (IWIM) and the Mining Industry Human Resources Council (MIHR) help provide learning resources to embed inclusive behaviours and develop a culture of increased openness, respect and understanding of differences to fuel better collaboration and inclusion.

IAMGOLD has been selected for inclusion in the 2021 Bloomberg Gender Equality Index for the 3rd consecutive year. The GEI framework defines a set of metrics used to determine a company’s progress towards equal representation of gender throughout the levels of the organization, commitment to gender equality goals, policies in place to reduce the impact of familial stresses and responsibilities on the workplace, and progress towards positive impact on women outside of the employee base. The organization’s inclusion in the Gender Equality Index highlights its commitment to supporting gender equality through policy development, representation and data transparency.

The Board has adopted a written policy relating to diversity, including gender diversity and other equity deserving groups, among the Board, executive management and the general organization of the Corporation. The purpose of the policy is to promote an environment which will provide a wide range of knowledge, skills and experience for the Corporation to draw on as required. The policy recognizes the benefits of a diverse leadership to the sustained success of IAMGOLD. The policy tasks the NCGC with assessing the level of diversity on the Board on at least an annual basis and reporting to the Board on the diversity factors being used to evaluate director candidates. With respect to executive management and the general organization of the Corporation, on at least an annual basis, the CEO, with the assistance of the SVP, Corporate Affairs, Health, Safety, Sustainability and People, assesses the diversity of the Corporation’s workforce and leadership structure. In connection with the foregoing, the Corporation has adopted a gender representation target of having 20% women by not later than 2030.

BOARD PERFORMANCE ASSESSMENT

The NCGC, at least annually, assesses the performance of the Board as a whole, its Chair, its committees, and individual directors. Such assessments may be carried out through written questionnaires, interviews or a combination of both, which address, among other things, Board composition and structure, Board and committee leadership, Board culture, Board relationships, overall Board and committee effectiveness, and individual director performance. The NCGC discusses the results of the questionnaires and/or interviews and recommends to the Board any actions considered necessary or advisable to assist the Board in continuing to function effectively or to otherwise enhance its processes and performance. In addition to its internal assessment, the NCGC has the authority to engage external, independent advisors to assist with director performance assessments, as part of its overall Board evaluation process. Director performance, assessed against the competencies, skills and actual contributions the director brought to the Board during the year, factors significantly in the nomination of incumbent directors.

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TERM LIMITS

With a view to continued Board renewal or refreshment in the normal course, to ensure fresh and diverse insights, perspective and experience are maintained at the Board, while providing the continuity and stability that longer, established directors would bring in the transitioning to new directors, the NCGC recommended, and the Board approved, that the average tenure of the members of the Board not exceed ten years. An age or term limit as applied to an individual director could cause the Board to lose an established and experienced director necessary to ensure continuity and stability in transitioning new directors to the Board. Term limits, however, were approved by the Board for the chair of the Board and the chair of a Board committee in that terms are not to exceed ten consecutive years, to ensure fresh and diverse perspective and insights are maintained in those roles. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the period since December 2020. (Also see above under the heading “Board of Directors”).

DIRECTOR COMPENSATION

As set out above under the heading “Statement of Executive Compensation – Director Compensation”, the NCGC recommends to the Board the structure and amount of director compensation, which compensation has remained unchanged since 2016. In making such recommendations, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with IAMGOLD, market data pertaining to the compensation paid to directors of Peer Group companies, and other information from independent compensation experts.

The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. The director compensation program does not include excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of Shareholders and toward those of management, and does not otherwise have problematic pay practices that could compromise the independence of directors.

DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and Shareholder interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chair of the Board), to be achieved within five years of becoming a director. See also “Board of Directors”.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional Common Shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of Common Shares acquired is used to determine if whether a director has achieved the share ownership requirement.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, specifically, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non- independent. A “material relationship” with the Corporation being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of Common Shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director’s direct and indirect relationships with the Corporation, if any, to confirm his or her independence. The NCGC obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to IAMGOLD. The Board has determined that all directors and director nominees for this year’s election of directors are independent.

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The Chair of the Board is independent and separate from the CEO. The Board and its committees act independently, including, generally, conducting part of each of their meetings in camera (without management, affiliated, non-independent directors present) and deliberating and resolving on proposed actions from management and other material matters in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors. Approximately 65 such in camera sessions during Board and committee meetings were held in 2021. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non-independent director not be present for all or any part of a meeting.

In camera sessions have pertained to consideration of the CEO’s performance, compensation and succession, and material transactions, agreements or other matters. In addition to in camera sessions held at Board and Board committee meetings, with a view to the integrity and reliability of the financial statements, the AFC regularly holds, without management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

The Board met ten times in 2021 with a view to the fulfilment of its mandate. When recommending director nominees for election to the Board, the NCGC importantly considers attendance at Board and committee meetings. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation that they attend all Board and committee meetings they are required to attend. Even if not formal members, directors are encouraged to attend all committee meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review financial reporting. Other committees of the Board meet at least twice each year and typically more frequently to ensure their mandates are adequately performed. The following table sets out the attendance record for directors for 2021.

Directors’ Meeting Attendance

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings

Donald K. Charter(1)	10 of 10	100%	27 of 29	93%	37 of 39	95%

Ronald P. Gagel	10 of 10	100%	25 of 25	100%	35 of 35	100%

Richard J. Hall	10 of 10	100%	19 of 19	100%	29 of 29	100%

Ann Masse(2)	2 of 2	100%	1 of 1	100%	3 of 3	100%

Mahendra Naik(3)	5 of 5	100%	5 of 5	100%	10 of 10	100%

Kevin O’Kane(4)	2 of 2	100%	2 of 2	100%	4 of 4	100%

Timothy R. Snider	10 of 10	100%	29 of 29	100%	39 of 39	100%

Deborah J. Starkman	10 of 10	100%	12 of 12	100%	22 of 22	100%

P. Gordon Stothart(5)	10 of 10	100%	Not Applicable	Not Applicable	10 of 10	100%

Anne Marie Toutant	10 of 10	100%	25 of 26	96%	35 of 36	97%

Sybil E. Veenman(6)	5 of 5	100%	4 of 4	100%	9 of 9	100%

(1)	Mr. Charter resigned from the Board on January 23, 2022. As Chair of the Board, Mr. Charter attended all meetings of all committees of the Board, whether or not a formal member of a committee.

(2)	Dr. Masse was appointed to the Board on October 4, 2021.

(3)	Mr. Naik resigned from the Board on May 4, 2021.

(4)	Mr. O’Kane was appointed to the Board on September 21, 2021.

(5)	Mr. Stothart resigned as President and CEO and as a director effective January 11, 2022.

(6)	Ms. Veenman resigned from the Board on May 4, 2021

The NCGC reviews other directorships and committee appointments held by director nominees, including the CEO. The NCGC considers whether each of the director nominees, including the CEO, is reasonably able to make the expected time and resource commitment required for service on the Board. The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected time and resource commitment to IAMGOLD.

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In addition to the number of other boards on which a director nominee sits, the NCGC will consider the nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also considers whether the company or entity is listed on a stock exchange and the requirements of that stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange), all with a view to determining whether a director nominee can devote the required time and resources to the Corporation.

The NCGC has found each of this year’s incumbent nominees, as reflected in their 100% attendance at the previous years’ Board and committee meetings, as having the ability to commit the time and resources necessary to adequately oversee the conduct of IAMGOLD’s business and affairs.

The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company or other entity with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers of the Corporation, at other public companies or other entities.

BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation, through the oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of stakeholder value. The Board oversees the following matters, among others:

1.	the adoption of strategic, capital and operating plans and budgets, at least annually;

2.	the performance of the CEO and other executive officers with a view to the successful execution and implementation of the strategic plan adopted by the Board;

3.	the development of the Corporation’s Code and the maintenance of a culture of integrity throughout the organization;

4.

effective governance through the adoption of sound corporate governance structures and practices designed to ensure the Corporation’s assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

5.

the identification of risks to the Corporation’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

6.	the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

7.

executive management succession planning, including appointing, training and monitoring executive management – including through regular presentations to the Board by Executives to assist the Board in making first-hand assessments of their competencies; and

8.

director succession planning, such that the Board remains appropriately balanced in terms of the strategic skills, competencies and experience and diversity required amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long-term creation and protection of stakeholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is set out in Appendix “A” (Board of Directors Mandate) to this Circular.

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Directors are expected to be familiar with the Corporation’s Code and, in particular, rules concerning conflicts of interest and the expectation of withdrawal from any discussion, assessment or decision of the Board relating to any matter in which a director is conflicted. In addition to the Code, each of the Corporation’s directors are subject to the requirements of the Canada Business Corporations Act, the Corporation’s governing legislation, and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall not attend any discussion, or vote, on the matter.

Board Leadership

Chair

Independence

The independent Chair has the following specific roles and responsibilities:

• Ensures that the Board and its committees function independently of management.

• Chairs Board meetings.

• Attends all Board committee meetings.

• Develops the agenda for the Board meetings and schedules for Board and committee meetings.

• Provides advice and counsel on Board meeting schedules to ensure there is sufficient time for all agenda items.

• Calls meetings and sets agendas for executive sessions of the independent directors.

• Evaluates and oversees the quality, quantity and timeliness of the information submitted by management to the independent directors.

• Acts as a liaison between the independent directors and senior management.

• Is available for consultation and direct communication, under appropriate circumstances, if requested by Shareholders.

• Retains advisors and consultants at the request of the independent directors.

• Performs such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

• Confers with the NCGC Chair as to the membership of the various committees and committee chairs.

• Coordinates with the NCGC Chair in the performance evaluation of the Board and its committees.

Committees of the Board

The Board, to assist it in the performance of its mandate and oversight of the management of the Corporation, has formed five standing committees: the AFC, HRCC, NCGC, RRC and SC. The Board may form other committees from time to time, as necessary or appropriate, to adequately address specific matters, such as the CPRC, which was formed specifically to oversee management’s development and construction of the Côté Gold development project, before commercial production. The members of each committee are composed exclusively of independent directors and have the expertise necessary to successfully fulfill the mandate of the committee. The Board undertook a reorganization of its committees in 2021, pursuant to which the former SERC was dissolved and its mandate was divided among the RRC and the SC.

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The chair of a committee is appointed by that committee’s members, or decided by the Board, in consideration of the recommendations of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees and the Board on at least an annual basis. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors it deems necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and committee mandates, collectively, are designed to provide the governance framework necessary or advisable to fulfill the Board’s duties and responsibilities, particularly, in the effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

Audit and Finance Committee (AFC)

Members: Peter O’Hagan David Smith (Chair) Deborah J. Starkman Meetings Held in 2021: 5	Independence:

The AFC consists of three independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, which are prepared by management, and to oversee the control environment surrounding the process of preparing such disclosure. The review of the process entails oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions, judgments and estimates of management reflected in the financial statements.

Mr. Smith became chair of the AFC on February 24, 2022.

Responsibilities:

• Monitors the external auditor’s independence and, in maintaining the independence of the external auditor, pre-approves the non-audit services and fees of the external auditor.

• Recommends to the Board the nomination of a suitable external auditor and regularly monitors the performance of the external auditor. The lead audit engagement partner is rotated at least every five years by the external auditor.

• Together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of financial control risks.

• In addition to private sessions with the internal and external auditors to discuss their audits, attestation processes and cooperation from management, the AFC also holds private sessions with the CFO to discuss other matters the CFO wishes to discuss with the AFC in private.

• Oversees financial planning and related policies as well as proposed capital expenditures and investments.

Further to a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to the AFC’s affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before the appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms familiarity with the application of accounting principles, including in respect of judgment and estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

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Human Resources and Compensation Committee (HRCC)

Members: David Smith Deborah Starkman Anne Marie Toutant (Chair) Meetings Held in 2021: 9	Independence:

The HRCC consists of three independent directors. Each member is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and human resources/ compensation committees of other public companies.

Ms. Toutant became chair of the HRCC on February 23, 2022.

Responsibilities:

• Together with management, oversees the development of an effective, accountable pay-for-performance compensation program.

• Administers of the Corporation’s Shareholder approved Share Incentive Plan (described in this Circular).

• Provides the Board with the means to reward performance in the form of equity.

• Aligns the interests of management with those of Shareholders so that management and Shareholders share a similar corporate experience.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount, form and structure of the compensation to be awarded to executive management, may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention by the HRCC of any compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

Reserves and Resources Committee (RRC)

Members: Ian Ashby (Chair) Kevin O’Kane Anne Marie Toutant Meetings Held in 2021: None	Independence:

The RRC consists of three independent directors. The mandate of the RRC is to assist the Board in the oversight of the Corporation’s management of exploration, production and other technical matters. The RRC was established in connection with the restructuring of the Board’s committees, pursuant to which the former SERC was dissolved and its mandate was divided among the RRC and SC.

Ian Ashby became chair of the RRC on March 21, 2022.

Responsibilities:

• Receive and review the Corporation’s processes and controls for reserves and resources estimates and reporting.

• Regularly review reconciliations of reserves to mine production and discuss with management the reasons for variances.

• Advise the AFC and report to the Board at least annually on the Corporation’s reserves and resources estimates, public disclosure and the processes and controls for estimation and reporting.

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Sustainability Committee (SC)

Members: Ian Ashby Ann Masse (Chair) Kevin O’Kane Meetings Held in 2021: 1	Independence:

The SC consists of three independent directors. The mandate of the SC is to assist the Board in the oversight of management’s ESG initiatives, particularly, management’s implementation of the Zero Harm® framework adopted by the Board in dealing with all of the Corporation’s stakeholders. The SC was established in connection with the reorganization of the Board’s committees, pursuant to which the former SERC was dissolved and its mandate for environment, health, and safety matters were assigned to the SC.

Dr. Masse has served as chair of the SC since its creation on November 29, 2021.

Responsibilities:

• Fulfillment of the Corporation’s social responsibilities to communities hosting its operations, wherever situated, the Corporation’s continued compliance, at a minimum, with applicable environmental, health and safety laws.

• Implementation of environmental best practices to monitor and limit the environmental and carbon footprint of the Corporation’s operations.

• Effectively restore and reclaim mining properties and the implementation of protocol aimed at preventing worker injury, such as through the use of leading health and safety performance indicators and industrial hygiene monitoring.

• Monitors the safety and security environment and practices associated with IAMGOLD’s operations.

Nominating and Corporate Governance Committee (NCGC)

Members: Maryse Bélanger Ann Masse Peter O’Hagan Deborah J. Starkman (Chair) Meetings Held in 2021: 11	Independence:

The NCGC consists of four independent directors. In addition to the recommendation to the Board of suitable nominees for election to the Board, its primary responsibility is to oversee the Corporation’s continued compliance with evolving corporate governance requirements of applicable regulatory authorities.

Ms. Starkman became chair of the NCGC on December 2, 2021

Responsibilities:

• Advises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted as appropriate for IAMGOLD.

• Evaluates the performance of the Board, its committees, the Board and committee chairs, and individual directors on at least an annual basis.

• Leads the annual performance review of the Board.

In developing its recommendation of suitable director nominees, the NCGC considers the performance or contributions of incumbent directors and the mix of the knowledge, skills and experiences required for effective oversight of the execution of the Corporation’s strategy, adopted by the Board. As previously noted, diversity also factors importantly in the recommendation. The size of the Board, the continuing education of directors and their compensation are also reviewed by the NCGC.

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Côté Project Review Committee (CPRC)

Members: Ian Ashby Kevin O’Kane Anne Marie Toutant Timothy Snider (Chair) Meetings Held in 2021: 13	Independence:

The ad hoc CPRC consists of four independent directors. The mandate of the CPRC is to regularly oversee and report to the Board on all material aspects of management’s progress on the development and construction of the Côté Gold project, before commencement of commercial production.

Mr. Snider will serve as chair of the CPRC until his retirement from the Board, effective as of the date of the Meeting. A new chair is expected to be selected following the Meeting.

Responsibilities:

• Monthly presentations from, and discussions with, management on development and construction schedules.

• Budgets, material variances from development and construction schedules.

• Budgets, risk assessments and mitigation plans and consultation with local communities, including relevant aboriginal groups, and relationships with such communities.

The CPRC also receives and reviews management requests for Board approval of revised development and construction budgets and expenditures in excess of management monetary authority limits approved by the Board for the project.

POSITION DESCRIPTIONS

The Board has developed a written position description for the Chair. The current Chair is Maryse Bélanger. The primary responsibilities of the Chair (in addition to those dictated by the mandate of the Board, set out Appendix “A” (Board of Directors Mandate) to this Circular) are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and Shareholders, oversee the content of all information that directors and Shareholders are provided, ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management.

The Chair of the Board is, as determined by the Board, independent. The Chair facilitates communication among the Corporation’s independent directors and between the independent directors and executive management. He or she is responsible for leading the Board and organizing it to function constructively and independently of management. The Chair reviews any comments, recommendations or requests made by independent directors and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the committees themselves and the NCGC and approved by the Board as sufficient to, collectively, fulfill the Board’s mandate, define the authority, roles and responsibilities of each of the committees and the committee chairs, who seek to ensure their respective mandates are effectively discharged. In addition, the Board has approved specific position descriptions for the chair of each committee. These mandates may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

The Board, together with the CEO, has developed written position descriptions for the CEO and other executive management. The primary responsibility of the CEO is to provide leadership of the management of the Corporation. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The CEO acts as the primary spokesperson for the Corporation. The CEO is directly accountable to the Board. Upon the CEO’s retirement or other departure from the Corporation, the CEO would resign his or her directorship from the Board.

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DIRECTOR ORIENTATION AND CONTINUING EDUCATION

In 2021, the Corporation reviewed its director on-boarding and education process and implemented a series of informational sessions led by members of management to provide newly appointed directors with in-depth reviews of their duties and responsibilities as directors; the roles and responsibilities of each of the Board’s committees; the Corporation’s various exploration, development and producing operations; and the actions management is taking in carrying out the Corporation’s strategic objectives, as determined by the Board. New directors are also provided with opportunities to meet with the Chair of the Board, the CEO, other independent directors or executive management, in order to familiarize themselves with the business and operations of the Corporation. Tours of IAMGOLD’s operations are also made available to new directors. Information and advice is also provided to directors by the Corporation’s general counsel regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Code, minutes of the meetings of the Board and its committees and the most recent annual report, AIF and Circular are also provided.

To assist directors with remaining current with respect to their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing director education:

1.	directors are canvassed to determine their educational needs and interests;

2.	directors are encouraged to participate in seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation;

3.	visits to the Corporation’s various exploration, development and producing operations are arranged;

4.

directors are regularly and timely provided with updates from the CEO and other members of the executive management team regarding strategic issues or events affecting the Corporation, including its competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business; and

5.	directors have full access to senior management and employees with respect to any information they may need in order to properly perform their duties.

In addition to information at Board and committee meetings, directors regularly receive, in the context of Board dinners and other informal meetings, presentations from management or outside parties with respect to developments relevant to the Corporation.

MAJORITY VOTING

Consistent with its high standard of governance, the Board has adopted a majority voting policy in respect of the election of directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at a meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his or her election would, subject to the very limited discretion of the Board, not be accepted as a director. If more than 50% of the votes are withheld from rather than voted for a director’s election, in the case of an incumbent director, such director shall immediately tender his or her resignation to the Board, which resignation shall be accepted and effective, absent exceptional circumstances, within 90 days of the Shareholders meeting. A news release will promptly follow the decision on the resignation. The NCGC will decide whether to recommend to the Board that the Board accept the resignation of the director. In recommending to the Board whether to accept the resignation of the director or not, the NCGC will review the results of the Shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment, recognizing that it is only in those circumstances that are exceptional that a resignation would be recommended against. In addition, the NCGC will consider any expressed reasons for a withhold vote, the merits of such reasons and the ability to rectify concerns.

The director whose resignation is being deliberated on in accordance with this policy does not participate in the NCGC’s or the Board’s deliberation or vote as to whether to accept his or her resignation. In the case of an accepted resignation, the Board may appoint a new director to fill the vacancy created, in accordance with applicable law, until the next annual meeting of the Shareholders.

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ADVANCE NOTICE OF DIRECTOR NOMINATIONS

In addition to a majority voting policy, also consistent with its high standard of governance, the Corporation’s by-laws require that any Shareholder seeking to nominate one or more individuals to serve as directors at a Shareholder meeting provide reasonable advance notice of the individuals the Shareholder intends to nominate and information important for other Shareholders to be able to make an informed decision on the nominees. The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees – the requirements being no more onerous than the requirements the Board is to meet in its nominations. This affords the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of all director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all Shareholders a reasonable opportunity and sufficient information to evaluate all director nominees and the Board’s recommendations in order that they be able to may make an informed vote with respect to every director nominee.

CODE OF BUSINESS CONDUCT AND ETHICS

To continue to protect and advance the integrity and reputation of the Corporation, the Board has adopted the Code, which applies to all directors, officers, employees, contractors and representatives of the Corporation in every business in which it operates globally. All new employees are required to acknowledge the Code upon commencement of their employment and to complete a certification of their understanding of its provisions. Service providers are similarly required to acknowledge and abide by the provisions of the Code at the time of being contracted by the Corporation. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director or executive officer shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

Any material departure from the Code by a director or executive officer must be approved by the Board and promptly disclosed. There were no such departures from the Code in 2021. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. Any allegation involving a director is reviewed by the full Board, absent the director which is the subject of such allegation. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year thereafter, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for disciplinary action up to and including termination of employment.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

Consistent with the high standard of governance the Corporation is committed to in its affairs is the recognition that community or social license in the places of the Corporation’s operations is at least as important as strict compliance with legal and regulatory obligations to the successful operation of the Corporation’s business. To help meet its commitments, the Corporation seeks to develop meaningful partnerships with its host countries, communities, civil society and employees. IAMGOLD works to conduct its business in ways that are principled, transparent and accountable to all stakeholders, including Shareholders, employees, local communities, governments and the environment, all with a view to the creation and preservation of long-term Shareholder value. The Corporation focuses its efforts where it can have the most positive impact on its business and society, including issues related to environmental sustainability, trust, culture and human capital. As a reflection of the importance of these matters, the full Board oversees management’s execution of the Zero Harm® strategic framework adopted. Management has formed a committee dedicated to the advancement of ESG in the Corporation’s activities.

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Zero Harm® reflects the Corporation’s commitment to continually strive to reach the highest standards in human health and safety, minimize the Corporation’s impact on the environment and work cooperatively with host communities. The full Board regularly receives presentations from management and has discussions concerning the Corporation’s continued compliance with, and fostering of, Zero Harm® in any of its activities and the processes used by management to monitor and manage environmental and social risk. The implementation of the Zero Harm® framework is an ongoing journey which is continued in partnership with internal and external stakeholders.

Health and safety is core to the Corporation’s relentless pursuit of the Zero Harm vision. To maintain a healthy and safe workplace, the Corporation has been dedicated in building a culture of health and safety alongside its employees and promoting local community health and wellbeing.

In recognition of the strategic importance of environmental matters to the Corporation, the Board has taken a direct role in overseeing environmental matters with a view to being able to better predict and manage environmental issues that are anticipated to be most impactful to the Corporation’s business over the long term. The Board directly oversees and monitors the Corporation’s approach, policies and practices related to environmental matters and maintains general oversight of environmental-related risks and opportunities.

The Corporation also recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions. The fight against climate change ultimately requires the mining industry to prioritize responsible energy use, improve efficiencies and explore new options for fuel switching and renewables. To that end, in September 2021 the Corporation announced its commitment to achieve net negative GHG emissions by no later than 2050. This commitment comprises two separate global targets. The first global target relates to reductions in Scope 1 (direct) and Scope 2 (indirect – energy) GHG emissions. IAMGOLD is committing to reduce its emissions profile to as close to zero as possible by no later than 2050. Initial work will focus on defining specific options to address the Corporation’s largest sources of emissions: heavy and light vehicle fleets and power generation and supply. IAMGOLD’s commitments will be updated in 2025 to incorporate targets for its Scope 3 (indirect – value chain) emissions.

The second global target relates to GHG removals. Reversing the effects of climate change requires not only that emissions be reduced, but that substantial amounts of existing GHG also be removed from the atmosphere. As part of this target, IAMGOLD is committing to achieve net positive biodiversity, wherein the Corporation will commit to creating more habitat than it disturbs. The Corporation plans to achieve this global target through investments in nature-based solutions that further biodiversity objectives and act as carbon sinks. Investment opportunities will be pursued at the Corporation’s operating sites, as well as regionally and globally, to ensure the maximum possible benefit for every dollar invested. The Corporation is working at both the global and local level to advance these priorities and to reduce the Corporation’s carbon footprint. An external review of the Corporation’s greenhouse gas emissions profile across all sites is in progress. The external review will inform the development of an action plan for achieving net zero emissions, which the Corporation intends to announce in 2022.

Strong, environmental, social and governance practices have always been part of the way the Corporation does business. As the world moves toward a low carbon economy, the Corporation is proud of its commitment to sustainable development. The fight against climate change requires the mining industry to prioritize responsible energy use, improve efficiencies and explore new options. As part of the Corporation’s continuing reduction in its carbon footprint, it has invested extensively in solar infrastructure at its operations in Burkina Faso and Suriname and reviews on an ongoing basis opportunities for the further use of renewable energy infrastructure in its activities. Further information about the Corporation’s commitment to combating climate change can be found on the website.

On an annual basis, the Corporation prepares a comprehensive, stand-alone report on its current ESG initiatives. IAMGOLD’s ESG reporting and data is available at http://hss.iamgold.com/.

CYBERSECURITY OVERSIGHT AND RISK MANAGEMENT

The AFC is responsible for overseeing cybersecurity risk, information security and technology risk, and receives periodic reports from management on material cybersecurity matters. The Corporation employs a team of IT professionals who manage its IT operations, including its risk management processes and security measures. IAMGOLD provides continuous cybersecurity education including training assignments, knowledge assessments, regular phishing simulations, and awareness communications throughout the year. Cybersecurity education is tailored to different functions within the organization.

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The Corporation has not experienced a material information security breach and periodically reviews its needs with respect to cybersecurity risk insurance. IAMGOLD’s cybersecurity program compliance with the NIST Cybersecurity Framework is externally audited. The effectiveness of IAMGOLD’s cybersecurity defense is verified yearly by a qualified external third party conducting penetration tests.

IAMGOLD management has established a Corporate Crisis Committee which has developed a Corporate Crisis Management Plan which provides committee members with an overview of recommended steps in preparing, managing, and recovering from a crisis affecting the Corporation, its employees and their families, contractors, and host communities, including with respect to cybersecurity matters.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2021, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2021, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer is, in any way, indebted to the Corporation, a subsidiary or any other entity for which the Corporation or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s issuer profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any Shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation or the Vice President, Investor Relations, by phone at 416-360-4710 or by e-mail at info@iamgold.com, with:

(i)	a copy of the AIF, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the consolidated financial statements of the Corporation for the year ended December 31, 2021, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2021.

SHAREHOLDER PROPOSALS

Provided that the Meeting proceeds as scheduled, in accordance with amendments to the Canada Business Corporations Act and regulations thereunder which will come into force in August 2022, to be eligible for inclusion in the Circular for the 2023 meeting of Shareholders, Shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4, by February 1, 2023, being the end of the 60-day period in which proposals must be submitted which begins on December 4, 2022.

IAMGOLD BOARD APPROVAL

The Board has approved the contents and sending of this Circular to each Shareholder, director and auditor of the Corporation.

DATED at Toronto, Ontario, this 6th day of April, 2022.

BY ORDER OF THE BOARD

Daniella Dimitrov

President and Chief Financial Officer

and Interim Chief Executive Officer

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APPENDIX “A” – BOARD OF DIRECTORS MANDATE

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation’s business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chair and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to review compliance with applicable legal requirements and that documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	review the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.

act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

E.	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

F.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

G.

the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chair of the Board or the president of the Corporation;

H.	the issue of securities except as authorized by the Board;

I.	the declaration of dividends;

J.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

K.

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

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L.	the approval of a management proxy circular;

M.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

N.	the approval of an amalgamation of the Corporation;

O.	the approval of an amendment to the articles of the Corporation;

P.	the approval of annual financial statements of the Corporation; and

Q.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives and goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d)	Appointment, Training and Monitoring of Senior Management

The Board has the responsibility to:

(i)	appoint the CEO and, together with the CEO, to develop a position description for the CEO;

(ii)

with the advice of the human resource and compensation committee of the Board (the “Compensation Committee”), develop objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in achieving those objectives;

(iii)	with the advice of the Compensation Committee, approve the compensation of the CEO;

(iv)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v)	develop, to the extent considered appropriate, position descriptions for the chair of the Board, the chair of each committee of the Board and individual directors;

(vi)	approve the appointment of all corporate officers;

(vii)	with the advice of the Compensation Committee, consider, and if considered appropriate, approve incentive- compensation plans and equity-based plans of the Corporation; and

(viii)	review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO.

(e)	Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to review and assess the extent to which the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	compliance with applicable laws and regulations and to appropriate ethical and moral standards;

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(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)

with the advice of the Safety, Environment and Reserves Committee (the “SER Committee”), setting appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	with the advice of the SER Committee, establishing appropriate health and safety policies and programs for its employees in the workplace;

(v)

with the advice of the Nominating and Corporate Governance Committee (the “Governance Committee”), developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

(vi)	with the advice of the Governance Committee, monitoring the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)

with the advice of the Audit and Finance Committee (the “Audit Committee”), reviewing the adequacy of the continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

(iii)	with the advice of the Audit Committee, reviewing the reporting of financial results, which reporting is to be fair and in accordance with applicable generally accepted accounting principles;

(iv)	with the advice of the Audit Committee, reviewing the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)

monitoring the Corporation’s progress in achieving its goals and objectives and revising and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	implementation and ongoing adequate internal control and management information systems;

(v)	with the advice of the Governance Committee, assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	with the advice of the Governance Committee, reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

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4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally. The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the Director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the chair of the Nominating and Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a Director of the Corporation.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

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7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate in order that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit Committee, a Compensation Committee, a SER Committee and a Governance Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The Board should review the mandate of each standing committee annually.

9.	Evaluation

The Board, in conjunction with the Governance Committee, and each of the committees of the Board, should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Each Director will be subject to an annual evaluation of his or her individual performance.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.

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APPENDIX “B” – 2021 VOTING RESULTS

Motions	FOR	% FOR	Against / Withheld	% Against / Withheld

Elect Donald K. Charter as Director	247,184,451	94.02	15,708,834	5.98

Elect Ronald P. Gagel as Director	256,036,177	97.39	6,857,108	2.61

Elect Richard J. Hall as Director	258,843,473	98.46	4,049,812	1.54

Elect Timothy R. Snider as Director	256,394,305	97.53	6,498,980	2.47

Elect Deborah J. Starkman as Director	258,828,753	98.45	4,064,532	1.55

Elect P. Gordon Stothart as Director	258,934,920	98.49	3,958,365	1.51

Elect Anne Marie Toutant as Director	258,957,083	98.50	3,936,202	1.50

Appointment of Auditors	293,666,941	95.84	12,742,489	4.16

Executive Compensation	250,627,969	95.33	12,265,313	4.67

Amendments to Share Incentive Plan	253,246,764	96.33	9,646,519	3.67

Total Shares Issued and Outstanding:	476,465,916

Total Shares Voted:	306,409,430

Percentage of Outstanding Shares Voted:	64.31%

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APPENDIX “C” – USE OF NON-GAAP

FINANCIAL MEASURES

This Circular refers to FCF per share and AISC per ounce, each of which is a non-GAAP financial measure without a standard meaning under International Financial Reporting Standards (“IFRS”). These measures may therefore not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. AISC as presented in the Circular for compensation purposes have been adjusted from the corresponding non-GAAP measures disclosed in the MD&A. FCF has also been adjusted for compensation purposes.

The HRCC believes that in the context of an annual incentive plan like the CIP, these adjusted non-GAAP financial measures can provide a better picture of performance. At the beginning of the year, a detailed definition is drafted for each measure and the HRCC approves all metric definitions along with their numeric targets. Forecast performance is presented to the HRCC at the end of each quarter. Final performance outcomes relative to the approved targets were calculated and presented at the end of the year to the HRCC for approval and were subject to informed judgments by the HRCC to ensure appropriate alignment of pay and performance.

Set out below is a description of each of these measures and why the Corporation uses them, together with a reconciliation to the most directly comparable measure under IFRS.

Free Cash Flow per share

FCF is the cash flow generated from operations after tax, less capital expenditures at current operations, global exploration expenditures, corporate general and administrative costs (“Corporate G&A”), and financing costs. This excludes outflows at the Côté Gold construction project and Boto Gold development project, and other corporate transactions including strategic acquisitions, dispositions and investments. The number of Common Shares used to set the target is equivalent to the number of Common Shares based on the diluted weighted average shares disclosed in the financial statements at the end of the previous year.

Management believes FCF to be a useful indicator of the Corporation’s ability to operate without reliance on additional borrowing or usage of existing cash. FCF is intended to provide additional information only and does not have any standardized definition under IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

($ millions, except where noted)

Increase in cash, cash equivalents and short-term investments	($395.0)

Exclusions per Free Cash Flow definition

Outflows for the Côté Gold construction project and Boto Gold development project	390.2

Proceeds from disposition of certain assets (Sadiola, portfolio of royalty interests)	39.5

Acquisition of additional shares in INV Metals	(1.8)

Free Cash Flow	($42.6)

Diluted weighted average number of common shares outstanding – December 31, 2020	478.0

Free Cash Flow per share ($ per share)	($0.09)

All-in Sustaining Costs per Ounce Sold

AISC include cost of sales exclusive of depreciation expense, Corporate G&A, by-product credits, environmental rehabilitation accretion and depreciation, realized gains/losses from hedging, sustaining capital expenditures and the principal portion of sustaining lease payments, which are required to maintain existing operations. This is then divided by the Corporation’s attributable ounces of gold sold by mine sites in commercial production in the period to arrive at the AISC per ounce sold.

The AISC per ounce sold measure provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

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Consequently, this measure is not representative of all of the Corporation’s cash expenditures and is not indicative of the Corporation’s overall profitability. The calculation of AISC per ounce sold is based on the Corporation’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

($ millions, attributable, except where noted)

AISC

Costs of Sales(1), excluding depreciation expense	748.9

Sustaining capital expenditures(1)	98.1

Sustaining lease principal payments	5.4

By-product credit, excluded from costs of sales	(1.3)

Valuation adjustment on non-current stockpiles and finished goods(1)	(57.6)

Corporate general and administrative costs(2)	38.2

Environmental rehabilitation accretion and depreciation	8.9

AISC(3)	840.6

Attributable gold sales (000s oz)	590

AISC(3)(4) ($/oz) as disclosed in the MD&A	1,426

(1)

Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 36 of the annual consolidated financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 10 for 2021 sustaining capital expenditures, on a 100% basis.

(2)	Corporate G&A costs exclude depreciation expense.
(3)	Consists of Essakane, Rosebel, and Westwood on an attributable basis.
(4)	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

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If you have any questions or require any assistance in executing your proxy or voting instruction form, please call Morrow Sodali at: North American Toll-Free Number: 1.888.999.2785 Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075 Email: assistance@morrowsodali.com

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